2025 ANNUAL REPORT

VORNADO
REALTY TRUST



265 West 34th Street, PENN 1, PENN 15
623 Fifth Avenue, 1290 Avenue of the Americas, 350 Park Avenue

This Annual Report is printed on recycled paper and is recyclable.

VORNADO COMPANY PROFILE

Vornado Realty Trust is a fully-integrated real estate operating company.

Our business is 87% New York-centric and 78% office-centric.

We own all or portions of:

- 51 Manhattan properties consisting of:
    - 19.2 million square feet of office space in 26 properties;
    - 2.3 million square feet of street retail space in 45 properties;
    - 1,331 residential units in two Manhattan properties; and
    - Multiple development sites and redevelopment projects including 350 Park Avenue, 623 Fifth Avenue, 3 East 54th Street, PENN 15, 265 West 34th Street, new retail along 34th Street and Seventh Avenue, and other **PENN** DISTRICT sites;
- THE **PENN** DISTRICT is our campus-like development currently consisting of 9 million square feet in over a dozen buildings and land sites surrounding New York's Pennsylvania Station, the busiest transportation hub in North America;
- A 32.4% interest in Alexander's, Inc. (NYSE:ALX), which owns five properties in the New York metropolitan area, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg LP headquarters building;
- Signage throughout Times Square and THE **PENN** DISTRICT;
- BMS, our wholly owned subsidiary, which provides cleaning and security services for our buildings and third parties, currently employing 2,725 associates;
- The 3.7 million square foot THE MART in Chicago; and
- A 70% controlling interest in 555 California Street, a three-building office complex in San Francisco's financial district aggregating 1.8 million square feet.

Vornado's common shares are listed on the New York Stock Exchange and are traded under the symbol: VNO.

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Financial Highlights

As Reported	Year Ended December 31, 2025		2024	
Revenues	$	**1,810,425,000**	$	**1,787,686,000**
Net income	$	**842,851,000**	$	**8,275,000**
Net income per share - basic	$	**4.40**	$	**0.04**
Net income per share - diluted	$	**4.20**	$	**0.04**
Total assets	$	**15,521,118,000**	$	**15,998,608,000**
Total equity	$	**6,156,572,000**	$	**5,337,211,000**
Net operating income	$	**1,111,899,000**	$	**1,099,752,000**
Funds from operations	$	**486,826,000**	$	**470,021,000**
Funds from operations per share	$	**2.42**	$	**2.37**
% increase (decrease) in funds from operations per share		**2.1%**		**(8.5)%**

As Adjusted	Year Ended December 31, 2025		2024	
Funds from operations	$	**465,554,000**	$	**447,071,000**
Funds from operations per share	$	**2.32**	$	**2.26**
% increase (decrease) in funds from operations per share		**2.7%**		**(13.4)%**

These financial highlights and this letter to shareholders present certain non-GAAP measures, including net operating income (“NOI”), funds from operations (“FFO”), and earnings before interest, taxes, depreciation and amortization (“EBITDA”), all as adjusted, as well as NOI, FFO and EBITDA. We have provided reconciliations of these non-GAAP measures to the applicable GAAP measures in the appendix section of this letter to shareholders and in the Company’s Annual Report on Form 10-K under “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which accompanies this letter or can be viewed at www.vno.com.

To Our Shareholders

Net Income attributable to common shares for the year ended December 31, 2025 was $842.9 million, $4.20 per diluted share, compared to $8.3 million, $0.04 per diluted share, for the previous year.

Funds from Operations, as Adjusted (an apples-to-apples comparison of our continuing business, eliminating certain one-timers) for the year ended December 31, 2025 was $465.6 million, $2.32 per diluted share, compared to $447.1 million, $2.26 per diluted share, for the previous year. This is detailed on page 5.

Funds from Operations, as Reported (apples-to-oranges including one-timers) for the year ended December 31, 2025 was $486.8 million, $2.42 per diluted share, compared to $470.0 million, $2.37 per diluted share, for the previous year. See page 5 for a reconciliation of Funds from Operations, as Reported, to Funds from Operations, as Adjusted.

Net Operating Income (before depreciation, G&A, and interest), as detailed below, for the year ended December 31, 2025 was $1,111.9 million.

On a same store basis, 2025 NOI increased 5.4% compared to the prior year.

Here are our financial results presented in Net Operating Income format by business unit:

	Net Operating Income			
($ IN MILLIONS)	% of 2025	**2025**	2024	2023
New York:				
Office	65.6%	**713.7**	706.6	727.0
Retail	16.2%	**175.7**	191.4	188.6
Residential	2.3%	**25.4**	24.0	21.9
Alexander’s	3.2%	**34.6**	39.9	40.1
Total New York	**87.3%**	**949.4**	961.9	977.6
THE MART	6.4%	**69.2**	51.7	61.5
555 California Street	6.3%	**68.4**	65.0	82.9
	100%	**1,087.0**	1,078.6	1,122.0
Other		**24.9**	21.2	21.2
Total Net Operating Income		**1,111.9**	1,099.8	1,143.2

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance. They represent our intentions, plans, expectations, and beliefs and are subject to numerous assumptions, risks, and uncertainties. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine the outcome of these and our other forward-looking statements are beyond our ability to control or predict. For further discussion of factors that could materially affect the outcome of our forward-looking statements, see "Item 1A. Risk Factors" in Part I of our Annual Report on Form 10-K for the year ended December 31, 2025, a copy of which accompanies this letter or which can be viewed at www.vno.com. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances occurring after the date of this letter.

The following chart reconciles Funds from Operations, as Reported, to Funds from Operations, as Adjusted:

($ IN MILLIONS, EXCEPT PER SHARE)	**2025**	2024
Funds from Operations, as Reported	**486.8**	470.0
Adjustments for certain items that impact FFO:		
Gain on extinguishment of 280 Park Avenue mezzanine loan	—	(31.2)
After-tax gain on sale of 220 Central Park South units	**(17.0)**	(13.1)
Gain on sale of Canal Street residential units	**(13.9)**	—
Deferred tax liability – Farley	**13.2**	14.4
Other, including noncontrolling interests' share of above adjustments	**(3.5)**	7.0
Total adjustments	**(21.2)**	(22.9)
Funds from Operations, as Adjusted	**465.6**	447.1
Funds from Operations, as Adjusted per share	**2.32**	2.26

Funds from Operations, as Adjusted, increased in 2025 by $18.5 million, or $0.06 per share. Here is the detail:

	Increase/(Decrease)	
($ IN MILLIONS, EXCEPT PER SHARE)	Amount	Per Share
Tenant related	(29.5)	(0.14)
Variable businesses	15.8	0.07
Asset sales	(10.8)	(0.05)
Net interest expense	10.9	0.05
Real estate tax expense - THE MART	10.9	0.05
PENN 1 ground rent reset	28.4	0.13
Other	(7.2)	(0.05)
Increase in FFO, as Adjusted	18.5	0.06

Report Card

Since I have run Vornado, total shareholder return has been 11.7% per annum. Dividends have represented 2.7 percentage points of Vornado's annual return.

The table below shows Vornado's total return to shareholders compared to our New York-centric peers and the Office REIT index for various periods ending December 31, 2025, and for 2026 year-to-date:

	Vornado	NY REIT Peers [1]	Office REIT Index
2026 YTD	(21.9)%	(18.5)%	(16.5)%
One-year	(19.1)%	(30.8)%	(14.0)%
Two-year	22.4 %	(2.9)%	4.5 %
Three-year	70.4 %	42.9 %	6.6 %
Five-year	6.9 %	(5.7)%	(18.9)%
Ten-year	(38.3)%	(40.5)%	(11.4)%

In 2015 and 2017, shareholders received $30.50 per share in dividends from our Urban Edge ($11.88) and JBG SMITH ($18.62) spin-offs.

Ten-Year Earnings Record

As is our custom, we present the table below that traces our ten-year record, both in absolute dollar and per share amounts:

($ IN MILLIONS, EXCEPT PER SHARE DATA)	NOI[2]		FFO, As Adjusted		
	Amount	% Change	Amount	% Change	Per Share
2025	**1,109.7**	**1.5%**	**465.6**	**4.1%**	**2.32**
2024	1,093.5	(4.1)%	447.1	(12.0)%	2.26
2023	1,139.7	(0.3)%	508.2	(16.5)%	2.61
2022	1,143.2	11.8%	608.9	10.7 %	3.15
2021	1,022.4	2.6%	549.9	9.8 %	2.86
2020	996.9	(13.5)%	501.0	(24.1)%	2.62
2019	1,152.0	0.8%	660.5	(6.0)%	3.46
2018	1,143.1	(0.2)%	702.8	0.3 %	3.68
2017	1,145.4	3.4%	701.0	4.3 %	3.66
2016	1,107.8	3.4%	672.3	6.8 %	3.53

1 Comprised of New York-centric peers: SL Green and Empire State Realty Trust.
2 All years include only properties owned at the end of 2025.

Acquisitions/Dispositions

Here is a ten-year schedule of acquisitions and dispositions.

($ IN MILLIONS)	Number of Transactions	Net Acquisitions/ (Dispositions)	Acquisitions	Dispositions	Gain
2026 to date	1	141.0	141.0	—	—
2025	8	(200.3)	263.7	464.0	89.5
2024	2	6.4	50.0	43.6	0.9
2023	7	(127.4)	20.0	147.4	36.5
2022	7	(409.3)	—	409.3	69.0
2021	6	262.6	397.0	134.4	7.9
2020	3	3.7	3.7	—	—
2019	7	(2,818.6)	67.1	2,885.7	1,384.1
2018	9	336.0	573.5	237.5	170.4
2017	9	(5,901.9)	145.7	6,047.6	5.1
2016	11	(875.1)	147.4	1,022.5	664.4
	70	(9,582.9)	1,809.1	11,392.0	2,427.8

Over the ten-year period, our dispositions totaled $11.4 billion and we were a net seller or spinner of $9.6 billion.

2019 Dispositions include $2.665 billion for the Retail Joint Venture at a 4.5% cap rate, resulting in a gain of $1.205 billion.(3)

2017 Dispositions include $5.997 billion for the JBG SMITH spin-off. No gain was recognized on the spin-off.

3 The GAAP gain reported in our published financial statements was $2.571 billion, the difference being the step-up in basis to fair value of the retained portion of the assets. Much of this gain was reversed by impairment charges of $409.1 million in 2020 and $483.0 million in 2022.

Lease…Lease…Lease

This year, total leasing was 4,712,000 square feet, an increase of 37% over last year. Our New York office leasing team leased 3.7 million square feet (our highest in over a decade and our second best ever). Average starting rents were $98 per square foot. For the year we leased 2.5 million square feet at over $100 per square foot rents.

As is our practice, we present below leasing and occupancy statistics for our businesses.

(SQUARE FEET IN THOUSANDS)	New York			555 California Street
	Office[4]	Retail	THE MART	
2025				
Square feet leased	3,742	130	394	446
Initial Rent	97.86	186.34	50.93	117.28
GAAP Mark-to-Market	10.4 %	10.6 %	(1.0)%	22.9 %
Cash Mark-to-Market	7.8 %	(1.0) %	(5.1)%	7.5 %
Number of transactions	103	32	45	6
2024				
Square feet leased	2,650	187	386	215
Initial Rent	104.49	160.01	52.88	102.80
GAAP Mark-to-Market	10.9 %	37.0 %	5.4 %	16.8 %
Cash Mark-to-Market	2.5 %	8.3 %	(2.8)%	(0.1)%
Number of transactions	96	25	55	6

In 2025, we leased an industry-leading 3.7 million square feet in 103 transactions. To celebrate this performance, we ran the ad shown on the next page in *The New York Times* and *The Wall Street Journal*. A few of the largest tenants last year were New York University, Universal Music Group, Verizon, AMC, Rippling, and Dick's Sporting Goods. Large tenants are making long-term commitments to New York; in 2025, the lease term for over 100,000 square foot deals was 16.2 years.

A word about our 70%-owned **555 California Street** in San Francisco… This asset, originally built by Bank of America as their HQ, continues to dominate the skyline and be the market leader. It is the principal financial services building in SF in a sea of otherwise tech buildings, serving as the West Coast headquarters of Goldman Sachs, Morgan Stanley, KKR, Dodge & Cox, Wells Fargo, The Wharton School, Kirkland & Ellis, etc. During the past three years, we have completed over 670,000 square feet of leasing (mainly renewals and expansions) with rents now reaching $160 per square foot in the tower, all this in a soft San Francisco market.

	Occupancy Rate			
	New York			555 California Street
	Office	Retail [5]	THE MART	
2025	91.2 %	79.4 %	81.5 %	88.9 %
2024	88.8 %	82.8 %	80.1 %	92.0 %
2023	90.7 %	88.1 %	79.2 %	94.5 %
2022	91.9 %	83.9 %	81.6 %	94.7 %
2021	92.2 %	91.4 %	88.9 %	93.8 %
2020	93.4 %	90.4 %	89.5 %	98.4 %
2019	96.9 %	93.8 %	94.6 %	99.8 %
2018	97.2 %	97.6 %	94.7 %	99.4 %
2017	97.1 %	96.8 %	98.6 %	94.2 %
2016	96.3 %	97.0 %	98.9 %	92.4 %

4 The 2025 leasing statistics, other than square feet leased, exclude the impact of the 1,076,000 square foot master lease to NYU at 770 Broadway.

5 Excludes 257,000 square foot Manhattan Mall for all periods presented.


VORNADO
REALTY TRUST
Proudly announces an industry leading
3.7 MILLION SF
leased in Manhattan in 2025,
including 2.5 million SF over $100 per SF.
Thank you to our tenants and the brokerage community
for your continued trust and partnership.
12 - 23
New York • Chicago • San Francisco
Office • Retail • Residential • Development
www.vno.com • NYSE: VNO

PENN 2 Tenant Lobby

Capital Markets

At year-end, we had $2.4 billion of immediate liquidity consisting of $978 million of cash and restricted cash and $1.4 billion available on our $2.2 billion revolving credit facilities. Today, we have $2.6 billion of immediate liquidity. We also have approximately $10 billion of unencumbered assets.

Since January 1, 2025, we have executed capital market transactions totaling $5.1 billion. Our capital markets team had a strong year.

In January, we repaid our $450 million 3.50% senior unsecured notes on their maturity date.

In April, our Fifth Avenue and Times Square JV completed a $450 million financing of 1535 Broadway. The non-recourse, interest-only loan bears interest at a fixed rate of 6.90% and matures in May 2030. After transaction costs and reserves, $407 million of the net proceeds from the financing were used to partially redeem Vornado's preferred equity on the asset.

In June, a joint venture, in which we have a 50.1% interest, completed a $675 million refinancing of Independence Plaza, a 1,328-unit residential complex in the Tribeca submarket of Manhattan. The non-recourse, interest-only loan bears interest at a fixed rate of 5.84% and matures in June 2030. The loan replaced the previous $675 million loan that was scheduled to mature in July 2025 and bore interest at 4.25%.

In July, we completed a $450 million refinancing of PENN 11, a 1,200,000 square foot Manhattan office building. The five-year interest-only loan matures in August 2030 and has a fixed rate of 6.35%. We paid down by $50 million the prior $500 million loan that bore interest at a rate of SOFR plus 2.06% (swapped to an all-in fixed rate of 6.28%) and was scheduled to mature in October 2025.

In August, we completed a $120 million refinancing of 4 Union Square South, a 204,000 square foot Manhattan retail property. The ten-year interest-only loan matures in September 2035 and has a fixed rate of 5.64%. The loan replaced the previous $120 million loan that bore interest at SOFR plus 1.50% and was scheduled to mature in August 2025.

In December, Alexander's, in which we own a 32.4% common equity interest, completed a $175 million refinancing of Rego Park II shopping center, located in Queens, New York. The five-year interest-only loan matures in December 2030 and bears interest at a rate of SOFR plus 2.00%. Alexander's paid down by $23.5 million the prior $198.5 million loan that bore interest at a rate of SOFR plus 1.45% that was scheduled to mature in December 2025.

In December, Alexander's restructured the $300 million mortgage loan on the retail condominium portion of 731 Lexington Avenue, which previously bore interest at SOFR plus 1.51%. The restructured loan was split into (i) a $132.5 million senior A-Note that was purchased by a wholly owned subsidiary of Alexander's, which bears interest at a fixed rate of 7.00% and (ii) a $167.5 million junior C-Note held by the lenders of the original loan, which accrues PIK interest at 4.55%. In addition, Alexander's has the right to fund operating shortfalls, interest on the A-Note and capital for re-leasing at the property through a B-Note, which will be junior to the A-Note and senior to the C-Note. The B-Note bears interest at a fixed rate of 13.50%, except for loan amounts above $65 million used to pay interest on the A-Note, which will bear interest at a fixed rate of 7.00%. The restructured loan matures in December 2035.

In January 2026, a joint venture, in which we have a 50.0% interest, entered into a nine-month extension with the lenders on the $54 million mortgage loan encumbering the office condominium of 825 Seventh Avenue and simultaneously paid down the principal balance by $6 million to $48 million. The loan was previously scheduled to mature in January 2026. The non-recourse, interest-only loan bears interest at a rate of SOFR plus 2.75% and matures in October 2026, with a fifteen-month extension option subject to loan-to-value and debt yield requirements.

In January 2026, a joint venture, in which we have a 53.0% interest, completed a $250 million refinancing of 7 West 34th Street, a 477,000 square foot Manhattan office and retail building. The non-recourse, five-year interest-only mortgage loan matures in February 2031 and has a fixed rate of 5.79%. The joint venture paid down by $50 million the prior $300 million full-recourse loan that bore interest at 3.65% and was scheduled to mature in June 2026. The loan was paid down using property-level reserves and a $25 million member loan from Vornado which accrues interest at 16.00% and receives priority on distributions.

Capital Markets - continued

In January 2026, we completed a public offering of $500 million 5.75% senior unsecured notes due February 1, 2033 ("2033 Notes"). Interest on the senior unsecured notes is payable semi-annually on February 1 and August 1, commencing August 1, 2026. The 2033 Notes were sold at 99.824% of their face amount to yield 5.78%. A portion of the $494 million net proceeds from the 2033 Notes will be used to repay our $400 million senior unsecured notes due June 2026 at maturity.

In January 2026, we completed a $1.105 billion refinancing of one of our two revolving credit facilities. On February 4, 2026, the facility was upsized to $1.130 billion. The $1.130 billion amended facility currently bears interest at a rate of SOFR plus 1.05% and is scheduled to mature in February 2031 (as fully extended). The facility fee is 25 basis points. The facility replaced the previous $1.25 billion revolving credit facility which was scheduled to mature in December 2027.

In January 2026, we upsized our $915 million revolving credit facility that matures in April 2029 (as fully extended) to $1.0 billion. The credit facility currently bears interest at a rate of SOFR plus 1.16% and has a facility fee of 24 basis points.

In January 2026, we completed a refinancing of our unsecured term loan and upsized the loan amount to $850 million. The loan bears interest at SOFR plus 1.20% and matures in February 2031 (as fully extended). The loan replaced the previous $800 million term loan which bore interest at SOFR plus 1.25% and was scheduled to mature in December 2027.

In February 2026, we completed a $525 million refinancing of One Park Avenue, a 945,000 square foot Manhattan office building. The five-year interest-only loan matures in February 2031 and bears interest at a rate of SOFR plus 1.78%. The loan replaced the previous $525 million loan that bore interest at SOFR plus 1.22% and was scheduled to mature in March 2026.

In February 2026, a joint venture, in which we have a 45.1% interest, entered into a seven-month extension with the lenders on the $167.5 million mortgage loan encumbering 61 Ninth Avenue and simultaneously paid down the principal balance by $12.5 million to $155 million. The loan was previously scheduled to mature in January 2026. The non-recourse, interest-only loan bears interest at a rate of SOFR plus 2.45% and matures in August 2026, with a three-month extension option subject to certain conditions. We have executed a term sheet with the lenders to extend the loan to August 2028, with one nine-month extension.

In March 2026, the $400 million mortgage loan secured by 350 Park Avenue was defeased in connection with the development of the 350 Park Avenue site.

Retail JV Preferred Equity

In January 2025, a portion of our $1.8 billion Retail JV preferred equity was redeemed for cash of $342 million from the UNIQLO sale and, in April 2025, $407 million was redeemed for cash from the 1535 Broadway financing, **bringing the preferred equity balance currently to under $1.1 billion**.

Farley, PENN 1, PENN 2 are Debt-Free

Several years ago, when we began active development in THE **PENN** DISTRICT (Farley/Meta, PENN 1 and PENN 2), **we loaded in over $2 billion in cash to prefund 100% of our development and construction costs**. We didn't know then how prescient that would be. So, Farley/Meta, PENN 1, and PENN 2 are now finished and paid for. These three assets, aggregating 5.2 million square feet, are **free and clear and unencumbered by debt**… and that's quite a feat.



Pearson Park and PENN 2

Balance Sheet

Below is the right-hand side of our balance sheet, as well as calculations of net debt/EBITDA, at December 31, 2025, 2024 and 2023.

($ IN MILLIONS)	2025	2024	2023
Secured debt - non-recourse	4,944	5,707	5,730
Unsecured debt - recourse	2,270	2,575	2,575
Share of non-consolidated debt - non-recourse	2,479	2,478	2,654
Noncontrolling interests' share of consolidated debt	(682)	(682)	(682)
Total debt	9,011	10,078	10,277
Cash	(1,049)	(1,041)	(1,413)
Net debt	7,962	9,037	8,864
EBITDA as adjusted	1,040	1,049	1,081
Net debt/EBITDA as adjusted	7.7 x	8.6 x	8.2 x

We expect net debt/EBITDA to improve by more than half a turn as PENN 2 leases come online.

At year end, fixed-rate debt, including the effect of interest rate swaps, accounted for 84% of debt with a weighted average interest rate of 4.8% and a weighted average term of 2.6 years. Floating-rate debt accounted for 16% of debt at a weighted average interest rate of 5.7% and a weighted average term of 1.7 years. Taking account of interest rate caps, 16% is reduced to 7%. While very helpful, our swaps and caps generally do not match the maturity dates of the loans and therefore provide only partial protection.

Our **balance sheet strategy** is to rely primarily on project-level, non-recourse debt – old-fashioned mortgages that are collateralized by assets we estimate to have an aggregate fair value of $9.3 billion. We have approximately $10 billion of unencumbered real estate assets. Twenty-seven percent of our debt is recourse. Here is the detail of recourse debt:[6]

($ IN THOUSANDS)	Amount Outstanding	Maturity	Years to Maturity
Corporate debt recourse to Vornado:			
Unsecured revolving credit facility ($1 billion available)	—	4/29	3.3
Unsecured term loan	850,000	2/31	5.1
Unsecured revolving credit facility ($412 million available)	718,000	2/31	5.1
3.40% senior unsecured notes	350,000	6/31	5.4
5.75% senior unsecured notes	500,000	2/33	7.1
	2,418,000		5.6

6 Excluding $400 million of 2.15% senior unsecured notes to be repaid in June.

Retail

Retail continues to strengthen. While rents have not reached peak pricing of the last cycle, retailers recognize the importance of being in Manhattan and that continues to fuel the strength of this retail recovery. We expect activity and pricing to continue to accelerate from here.

In further validation of the strength of our Upper Fifth Avenue assets,(7) two months ago, Meta signed a new 10-year lease for a Meta Lab flagship at our 51%-owned 697 Fifth Avenue. This lease has established a new high-water mark for Fifth Avenue.

In January 2025, we completed the sale to UNIQLO of a portion of its U.S. flagship at 666 Fifth Avenue at a record price of $20,000 per square foot. The $342 million of net proceeds from the sale were used to partially redeem Vornado's $390 million of preferred equity on this asset.

We own the Fuller Building, 595 Madison Avenue, on the northeast corner of 57th Street and Madison Avenue, sort of like the corner of main and main. Our retail here is occupied by LVMH's Fendi Manhattan flagship. Directly across Madison Avenue is the new LVMH Dior flagship.

The chart on page 8 shows Retail occupancy at 79.4%. As this space leases up, it should generate as much as $40 million of incremental NOI.

My use of the word "junky" in the third quarter earnings call got a lot of attention. In any event, we will replace the "junky" retail on both sides of Seventh Avenue and along 34th Street, the gateway to our PENN District, with modern, appealing and exciting retail offerings and increased third-party signage. This will be another step forward and enhance what we have already accomplished at PENN.

We are making more than our fair share of deals – a sampling is Fendi, Berluti, Meta, Sephora, Whole Foods, Wegmans, Canada Goose, Chase, Duane Reade, Blue Ribbon Sushi, Le Colonial, Stefano Ricci, Five Below, DSW Shoes, Hollister, Lifetime Fitness, Avra Estiatorio, Maple & Ash, Five Iron Golf, T-Mobile, The Crane Club, Pop Mart, Pandora, JPMorganChase, TD Bank, Bank of America, Verizon, Universal Music Group, and **Primark is opening their U.S. flagship in THE PENN DISTRICT in May**.

Individually, and collectively, we own great assets… a portfolio of 45 properties, 2.3 million square feet of flagship street retail concentrated on the best high streets. Please see www.vno.com for portfolio details and images. Here is the math for our retail business:

($ IN MILLIONS, EXCEPT PROPERTIES)	Number of Properties	NOI	
		GAAP Basis	Cash Basis
2025	45	175.7	160.8
2024	49	191.4	176.8
2023	50	188.6	180.9
2022	56	205.7	188.8
2021	60	173.4	160.8
2020	63	147.3	158.7

Below, we break down our retail business by submarket:

($ IN MILLIONS, EXCEPT %)	NOI			
	GAAP Basis		Cash Basis	
	Amount	%	Amount	%
Fifth Avenue	49.0	27.9	47.9	29.8
Times Square	19.1	10.9	17.5	10.9
THE **PENN** DISTRICT	52.2	29.7	40.5	25.2
Midtown South	28.2	16.0	26.5	16.5
Madison Avenue	12.3	7.0	13.1	8.1
Other	14.9	8.5	15.3	9.5
Total	175.7	100.0	160.8	100.0

7 This from last year:
Global luxury retailers Prada and Kering acquired prime Upper Fifth Avenue properties for their own use as stores. These deals averaged $900 million for a half block front on upper Fifth Avenue. We take this mark very personally with our Retail Joint Venture (51.5% at share) owning four half-blocks of similar AAA quality. We also own in that same joint venture the two best full blocks (so four half blocks) in Times Square. And we own the largest sign business in town, over half of which is in Times Square, in that same joint venture. All great assets where luxury retailers are most focused.


DIOR
Fuller Building/595 Madison Avenue


THE ***PENN*** *DISTRICT*

THE **PENN** DISTRICT

A VORNADO CAMPUS

We are the largest owner in THE **PENN** DISTRICT with 9 million square feet. THE **PENN** DISTRICT's time has come. THE **PENN** DISTRICT is different from our other office assets…it is a large interconnected multi-building campus, it is long-term and it is development focused (*development* and *long-term* are two of the dirtiest words in REITland). THE **PENN** DISTRICT is the highest growth opportunity in our portfolio.


VORNADO'S PENN DISTRICT CAMPUS
HUDSON RIVER
macy's
EMPIRE STATE BUILDING
FARLEY
MOYNIHAN TRAIN HALL
MADISON SQUARE GARDEN
PENN
PENN STATION BELOW
HUDSON YARDS
MANHATTAN WEST
PENN DISTRICT

2025's results reflected the market's growing appreciation for our transformation of THE **PENN** DISTRICT. Tenants and brokers get it… high quality office space, the best transportation literally on top of Penn Station, the region's transportation hub, and the abundance of amenities and hang out spaces are unmatched.

In 2025, at PENN 2, we leased 908,000 square feet at average starting rents of $109 per square foot with an average term of over 17 years, including 231,000 square feet leased during the fourth quarter at average starting rents of $114 per square foot with an average term of over 13 years… all well above our original underwriting. We have now leased over 1.4 million square feet at PENN 2 since project inception, putting us at 80% occupancy, hitting the target which we guided to. We expect to finish the lease-up this year. Based on the leases we have executed and the activity on the remaining space, we have increased our projected incremental cash yield from 10.2% to 11.6%.

At PENN 1, we leased 420,000 square feet during the year at average starting rents of $97 per square foot, also well above our original underwriting. Since the start of physical redevelopment at PENN 1, we have leased over 1.7 million square feet there at average starting rents of $94 per foot. At PENN 1, we have 177,000 square feet of vacancy left to lease, plus half a million square feet of first-generation leases still to roll over. This will all generate income shortly.

So… our first bold stroke in THE **PENN** DISTRICT was investing $2.5 billion in PENN 1, PENN 2, and Farley/Meta, which totally modernized those buildings and raised the bar in the entire city for **amenities at scale and our hospitality strategy** for today's Class A Better Buildings. We raised market rents here from $50 to over $100. By the way, I predict that with Manhattan West and Hudson Yards, our good neighbors to the west, achieving rents of over $150, so will we at THE **PENN** DISTRICT. Think about it, these 5 million square feet if increased by $50 will yield as much as an **incremental $250 million per annum**, to be achieved over time, to our bottom line – worth as much as $25 a share.

Vornado is an essential player in the Penn area and was a major principal in both the Moynihan Train Hall and LIRR concourse public/private partnerships.



PENN 1


GRAND
PRIZE

PENN 2


FOOD HALL
AVRA
estiatorio
The Farley Building


PENN2
LOS TACOS No.1
PENN STATION


LIFE TIME

33rd Street Promenade

New York Office


"There is New York City, and there is the rest of the world."
The City moves at electric speed all the time. New York's people are stimulated by the pace and caught up in its swift movement, they are innovative and productive as in no place else.
Here in New York, we care more for *all* people, because we have all people to care for. Now more than ever, we are the world's melting pot and the symbol of Ms. Liberty.
NEW YORK CITY
ACCEPT NO IMITATIONS
BERNARD H. MENDIK
The Mendik Company
Real Estate
Alliance for New York City Business

THE NEW YORK TIMES, TUESDAY, SEPTEMBER 27, 1988

Why New York?... The City That Never Sleeps

We believe in New York, our hometown, the most important city in America. New York is the economic and cultural capital of the United States (there is a reason the Statue of Liberty is in New York Harbor); it is the finance center of the world; it attracts the best and the brightest; it has a large and growing highly educated and diverse workforce, eight professional sports teams, Lincoln Center and Carnegie Hall, Broadway, great museums, great restaurants and nightlife, the best hospitals and universities, and, of course, the largest concentration of Fortune 500 headquarters, and New York is now the second most important tech center in the country… you get the picture.

New York Class A Better Buildings Are In A Landlord's Market

Of the total 416 million square feet in Manhattan, 236 million square feet are old, tired, obsolete, and well past their sell-by date. In the **much smaller Class A Better Building market of 180 million square feet in which we compete**, availability is 7.9% for Midtown versus 18.2% in the not class A building market, with that availability evaporating quickly. Add to that, that the cost of a new build tower in New York has just about doubled over the last six to seven years, and with cost of debt of say 5.5% to 6.5%, new supply is frozen. Taken together, this all creates a **landlord's market**. We expect rents to rise aggressively, one might even say to spike... and, in fact, rents have already started to rise. So all good, very good. We at Vornado are very excited and look forward to the future.

It's a sure bet that New York office will be the contrarian winner in this cycle.

Not so long ago, $100 rents were very rare. Now they are ubiquitous in the Better Buildings, with some rents reaching $200 and even an occasional $300. Why? It might be, as I have said, that there is a profound shortage of "Better" space, or it might be that the cost of a new build has doubled (it now costs, say, $2,500 per foot to build a new tower in Manhattan). You can do the math. Even at these higher rents, it's touch and go to make a new tower pencil. And by the way, these new builds are multi-billion-dollar monsters which are very difficult for most to finance.

Once again, in 2025, Vornado leased the most space with $100+ rents. See page 9.

Development… An Internal Growth Engine

We are really good at development and have a 25-year record of great success (THE **PENN** DISTRICT, Bloomberg HQ, 220 CPS, etc., etc.). Our portfolio contains the following development projects. Note that the land sites for all these are already on balance sheet and paid for.

- 350 Park Avenue, with Citadel as our anchor tenant and Ken Griffin as our 60% partner, where construction has just begun to create a grand Norman Foster-designed 1.9 million square foot HQ tower on the best site on Park Avenue;
- PENN 15 (formerly Hotel Pennsylvania), the prime 80,000 square foot **PENN** DISTRICT land site on Seventh Avenue. This site is directly across from Madison Square Garden, is a block away from Macy's, and is in the middle of the Penn Station/NYC subway transportation complex;
- 265 West 34th Street (northeast corner of Eighth Avenue) in THE **PENN** DISTRICT, where we will shortly begin development of a 475-unit rental residential building;
- A residential tower at our 50%-owned Independence Plaza in Tribeca where our next-door neighbors are the world headquarters of both Citigroup and Goldman Sachs;
- 623 Fifth Avenue, a 383,000 square foot asset that was originally built to the highest standards by Swiss Bank Corporation as their U.S. Headquarters. Our asset sits on top of the Saks Fifth Avenue flagship and starts at Floor 11 up to Floor 36. We acquired the property in September for $218 million, $569 per square foot. Here's why I think this is the best deal ever…
    - The location is in the middle of everything with unique light and air and city views. You can reach out and touch Rockefeller Center, St. Patrick's Cathedral, JPMorganChase's new headquarters, and even our 350 Park Avenue. Just for the fun of it, take a look at this location on Google Maps.
    - The building is substantially vacant, which is a huge advantage to us as a developer.
    - Built in 1990, the building is modern. Our business plan is to create here the 220 Central Park South of boutique office, i.e., the best of the best.
    - We acquired this asset for $569 a foot. The finished product, all-in (soup to nuts, including tenant concessions) is budgeted at $1,175 a foot. We will be creating here a new building, every bit equal to a ground up new build, for half the price, in a premium platinum location.
    - And we will deliver to tenants by the end of 2027, half the time of a new build.
    - Recognizing that Saks Fifth Avenue, now in bankruptcy, has an uncertain future, I believe that any outcome there will be good for us.
    - And the punchline is, at a 10.1% return on cost, with say a 5% exit or measure of value, we will achieve a double or, with leverage, a four-bagger. I expect this project to yield a $0.11 incremental increase to earnings.
- 3 East 54th Street, a Plaza District development site between Fifth Avenue and Madison Avenue on 54th Street, adjacent to the St. Regis Hotel and our prime Upper Fifth Avenue retail properties. In January 2026, we acquired the asset for $141 million. We previously acquired the $85 million mortgage on this property, which accreted to $107 million and was credited towards the purchase price. The site is currently zoned for 232,500 square feet as-of-right, and the location is excellent for office, hotel and/or residential uses.
- We will replace the "junky" retail on 34th Street and Seventh Avenue with modern retail offerings and greatly expanded third-party signage.

It Takes a Village
Amenities, Amenities, and More Amenities

The market is demanding **highest quality, heavily amenitized, transportation-based space**. Our portfolio fits the bill: THE **PENN** DISTRICT (Farley, PENN 1, PENN 2, PENN 11), 1290 Avenue of the Americas, 280 Park Avenue, 555 California Street, THE MART, development sites 350 Park Avenue, 623 Fifth Avenue and PENN 15, to name a few.

It takes a village (read, scale really matters). We believe there is a competitive advantage to owning clusters of buildings (à la THE **PENN** DISTRICT, Rockefeller Center, Hudson Yards). Think about it – if you're a 300,000 or 400,000 square foot occupier in a standalone million square foot building who needs to expand by, say, 100,000 square feet, the likelihood that that would be available in your building is low. On the other hand, in our **PENN** DISTRICT village, we will certainly be able to satisfy the requirement, either in your building or an adjacent building.

We are in the hospitality business, treating our tenants as guests; and our guests require amenities and amenities at scale. Let's look at our amenity strategy. An owner can economically devote no more than two percent of building size to amenities. Even in a one million square foot standalone building, that's only 20,000 square feet (a gym and not much else). But in THE **PENN** DISTRICT, with its 5-10 million square feet, that's up to 200,000 square feet of amenities. What a difference.

Our favorite amenities are now rooftop pavilions, social stairs, pre-function rooms, space to gather and just chill and hang, conferencing, gyms, pickleball, even a little coworking, and giant screen TVs to watch March Madness. And of course, food and restaurants aplenty.


VORNADO

First and Second Rows: The Meadow, The Pavilion, and the Gym at 1290 Avenue of the Americas
Third Row: The Perch at PENN 2, The Social Stair at PENN 1
Fourth Row: Town Hall at 555 California Street and The Perch at PENN 2


Roberta's
UP!
You're HERE!
33rd Street Promenade

Some Thoughts, 2025 Version
As I reread last year's (2024) letter, much of the material is still relevant and timely and accordingly some is reprinted here.

Our great nation is about to celebrate its 250th birthday. How lucky are we to be Americans, living and working in the greatest country on earth!

Does NAV Matter?

We are covered by 14 analysts who estimate our NAV at $47.73 per share, with a target price of $34.50. We chronically trade at a discount to NAV. This is unacceptable and we will have to do something about it.

AI

It's always something. E-commerce was predicted to decimate physical retailing… "the malls are dead." Then, COVID and work-from-home (who wants to be alone all day, all night at the kitchen table?) were certain to decimate office (and our cities). Now comes AI. If history is a guide, there have been four industrial revolutions, each propelling mankind to greater heights. AI is the fifth industrial revolution, which in the long run will do the same.(8) In any event, just for kicks, one of my senior financial guys asked ChatGPT to predict AI's anticipated impact on New York City office leasing. Here's the answer:

> *AI is likely to reshape New York City's office leasing market by both reducing overall space needs and intensifying demand for high-quality assets. Productivity gains and automation—particularly in administrative, legal, and certain technical functions—will continue to drive space efficiency, limiting aggregate demand growth. However, AI is also fueling expansion in technology and data-driven sectors that still value a New York presence for talent, collaboration, and client access. These tenants are disproportionately drawn to modern, amenity-rich buildings, reinforcing the ongoing bifurcation between top-tier assets and older, undifferentiated inventory.*
>
> *At the same time, AI is changing how office space is used and leased. As routine individual work becomes more automated, the office is increasingly a hub for collaboration, creativity, and culture—supporting demand for well-located, highly experiential environments. Leasing decisions are also becoming more data-driven, with tenants prioritizing flexibility, efficiency, and buildings that can support advanced digital infrastructure. The result is not the elimination of office demand in New York, but a more selective, dynamic market where quality, adaptability, and technological readiness determine leasing performance.*

I observe that this office cycle is a bit strange and really very different. **New York is growing and thriving** but most other cities are struggling with soft or no demand.(9)

One theme we do think will continue is a heightened focus on the **quality of the landlord**. Many landlords, particularly private ones, are struggling with high leverage, which may limit their ability to invest capital in their buildings or, in some cases, even retain their assets. Tenants and their brokers will shun these buildings. Strong, well capitalized landlords like Vornado will benefit.

In the history of New York real estate, **all great landlord bull markets** followed a period of constrained supply, and here we are. **Replacement cost** for New York office buildings is rising aggressively. It now costs at least $2,500 per foot to build a new tower in Manhattan. Replacement cost has always been a leading indicator, foretelling that the existing stock of office buildings will be increasing in value.

It goes without saying but I must say it again, there are **no sacred cows in our portfolio**. That statement includes assets such as THE MART, 555 California Street, and even some of our New York office assets, and even our retail.

We are clear-eyed and realistic about the near-term financing market challenges. It is not pretty when 3% debt rolls over to 5.5%, or even up to 6.5%. We will certainly have a few workouts to deal with over the next couple of years, but that goes with the territory. Lenders and borrowers are now playing patty cake, extending a bad loan for a couple of years and/or A/B structures that really accomplish nothing. The big fix and endgame for overleveraged properties is yet to come.

---

8 There may be a dark side to AI. Some pundits are predicting 30% unemployment in white collar workers and a similar apocalypse for factory workers from robotics and similar technology. That level of unemployment would hollow out our cities, cause civil insurrection, and fiscal chaos. Never gonna happen.

9 Sorry to be talking my book but San Francisco, where we own 555 California Street – the single best building, is a rapidly improving market.

Dividends

We continue to be rigorous with cash management. For 2025, we again paid a single $0.74 per share dividend in December of $154 million in cash. We expect to carry over to next year this same dividend policy of a single dividend payable at year-end based upon known facts, actual taxable income, including asset sales, etc. This strategy has been understood and endorsed by our shareholders. I do expect that as conditions normalize, so will our dividend.

A few facts for context: In 2022, our dividend was $2.12 per share, or $435 million, in cash. Over the ten years prior to 2022, we paid $5.2 billion in dividends, not including $596 million in special dividends and another $6 billion in spin-off dividends. An analyst characterized REIT dividends as sacred, and I agree… well, I sort of agree.

Buybacks

As most of you know, I have resisted **buybacks** for years and years, resisted copy-catting and resisted the pounding from analysts to "close the NAV gap." I believe my resistance was logical and fact-based and proven correct by the market. In April 2023, when our stock sold off into the teens, seeing a unique opportunity, our Board authorized a $200 million share buyback program (a toe in the water). To date, we have repurchased 6,332,568 common shares at $25.67 per share.(10)

We are pretty good at math, and it is clear to us that **there is a huge disconnect between our stock price and the value of our assets**. But, as a believer in the predictive power of the stock market, I am certainly aware of the recent decline of our stock and, in fact, the decline of all real estate stocks. In our case, the decline has been in the face of the best fundamentals in Manhattan in the last 20 years. Does the stock market know something or is this a once-in-a-generation buying opportunity? I believe the latter. In any event, there are few investments we can find that are more attractive right now than our stock. If this disconnect continues, we will become more aggressive.

220 Central Park South

After years of proudly commanding a full page and hero picture in this letter, **220 Central Park South**, basically completed, now gets this short paragraph. Sales to date have totaled $3.308 billion. We are 99% sold with, I guesstimate, $15 million still to come from one remaining unit. As an indicator of the singular success of this product, resale prices are up, and up substantially, and I believe 220 to be the only recent development where resale prices have increased.

With 220 CPS, we are the undisputed heavyweight champion. We have the dominant franchise in luxury condominiums and get frequent calls to participate in new projects. There are now half a dozen new condo projects either started or about to start within a three-block radius of 57th Street and Fifth Avenue, the center of the Plaza District. I am wary.

Here's the Alexander's Story

Vornado owns 32.4% of Alexander's, Inc. common stock. I am Chairman and CEO. Here's the recent activity:

- In May 2023, we sold the Rego Park Z land parcel in Queens for $71 million.
- In May 2024, we extended to 2040 the million-foot Bloomberg lease which was set to expire in 2029; thus giving us 15 years of lease term.
- We refinanced the $500 million of debt on the Bloomberg asset which was set to expire in 2024. We paid the new four-year loan down to $400 million; importantly, the loan is freely prepayable.
- In December 2025, we recapitalized the $300 million grossly overleveraged 731 Lexington Avenue retail condominium. See page 10 for details. We expect the reletting of that retail space will create value approximately equal to the $132.5 million we paid for the A-Note plus related capital of give-or-take $50 million.
- Recognizing that the Rego Park I land site in the middle of Queens is much more valuable than the half-empty 60-year-old antique shopping center, we vacated the site by relocating its tenants to Rego Park II and have contracted to sell the site to Northwell Health for $202 million.
- Rego Park II is now a strong, well-leased(11) 600,000 square foot thriving urban property.
- Our dividend policy at Alexander's has been to pay a regular $18 per share – in effect through thick and thin, $18 being our calculation of the long-term earning power of the assets. What would be served by cutting the dividend, starving shareholders, just to increase the cash balance of an already cash-rich balance sheet?
- So… after all this activity, Alexander's is now the Bloomberg HQ on a 15-year lease, the 731 Lexington retail lease-up, the 600,000 fully-leased(11) Rego II thriving urban shopping center, with modest debt and large cash balances; pretty simple and easy to underwrite.

---

10 Think about this… Vornado stock is a better buy today than it was at $15 three years ago.
11 One last large space is in lease.

JBG SMITH

JBG SMITH was born in 2017, nine years ago, in a spin-merge transaction with Vornado spinning our Washington, DC office business (acquired from Bob Smith and Bob Kogod in 2002) and simultaneously merging with local sharpshooter JBG. JBG was the only Washington player who really believed in Crystal City, our large office and apartment complex on the shores of the Potomac River.

JBG's Matt Kelly[(12)] was CEO and I was founding Chairman.[(13)] The business plan was to raze the 50-year-old buildings[(14)] to develop apartments, taking advantage of zoning which we had just completed to allow for one and a half times rebuild for a teardown.

CEO Matt Kelly has done a fine job with kudos for Amazon HQ2, selling $1.3 billion of old office buildings, building 3,350 new apartment units, and for buying back 63% of the shares at $18.77. **So… it seems that what was a buyback program has now become a tontine.**

What's going on here? And nobody seems to care. The federal debt is now $38 trillion, a $10 trillion increase from just five years ago. What's more – annual deficits are running close to $2 trillion and the national debt is projected to be $47 trillion by 2030.[(15)(16)]

Many of our cities and states are no better. The heavily populated northern, blue cities – what I call the northern crown of America – Washington, Philadelphia, New York, Chicago, Seattle, Portland, San Francisco, and Los Angeles are all indulging runaway budgets and increasing taxes.

There is a natural competition between **high-tax**, densely populated urban centers and **low-tax/no-tax**, generally warm weather, business welcoming states. Take a hard look at these numbers:[(17)]

	New York	Florida	Texas
Population (in thousands)	20,002	23,463	31,710
Expenditures (in millions)[(18)]	254,300	117,400	169,001
Expenditures per capita	12,714	5,004	5,329

In the this will never happen but it should department, the first governor of a northern, densely populated, urban state who recognizes all this and reduces expenses and taxes will be lionized.

I again question the wisdom of the **New York State estate tax**. I repeat here what I have said before. In New York State, the top 2% pay a full 50% of personal income taxes so it is critical that they remain tax-paying residents. The vulnerability comes with the 2%-ers, who are at the end of their careers. Most of the folks I know are willing to pay higher income taxes for the privilege of living in New York but hate the prospect of a 16% toll for the privilege of dying in New York. New York State's estate tax brings in approximately one half of one percent of the state's annual budget. **The estate tax should be repealed.** Keeping our highest taxpayers through the end of their lives is both good economic policy and good politics. By the way, high-tax California has no estate tax, and New Jersey repealed its estate tax in 2018. But nobody is listening and that's a shame.

Here's an idea for the powers that be: **repeal the scaffold law** which will save 5% on every construction project (public or private) in the state. New York is the only state in the nation with such a law and, as a result, New York's insurance costs 8% vs. 3% in New Jersey. This should be an easy one.

Sustainability

Our board and senior management are proud of Vornado's continued national leadership in sustainability. See the extensive material in the Sustainability section of our website, which can be found at www.vno.com/sustainability.

12 A Dartmouth man.
13 It could be said that I was the father of JBG SMITH. I was forced to resign in 2021 when ISS determined that I was overboarded, on two boards where I was CEO and two boards of Vornado spin-offs. Pretty stupid.
14 50-year-old buildings become 60-year-old buildings very quickly.
15 Source: Congressional Budget Office for all amounts.
16 See article by Niall Ferguson, *Debt Has Always Been the Ruin of Great Powers*, *The Wall Street Journal*, February 22, 2025, Review Section, page 1.
17 Source: U.S. Census Bureau for population amounts and state websites for budgeted expenditures.
18 It's interesting to note that the proposed budget for New York is up 2.2%, Florida is flat and Texas is up 5.0%.


731 Lexington Avenue, Bloomberg HQ flying the red, white, and blue on its crown

A shoutout and **thank you to our very talented, hard-working Vornado family** in New York, Paramus, Chicago and San Francisco, in leasing, development, the 45th floor, Paramus, operations, and BMS, all of whom are head of the class.

Our operating platform heads are the best in the business. I pay my respects to my partners, Michael Franco, Glen Weiss, Barry Langer, Haim Chera and Tom Sanelli. Our exceptional 14 Division Executive Vice Presidents deserve special recognition and our thanks. Thank you as well to our very talented and hardworking 31 Senior Vice Presidents and 57 Vice Presidents who make the trains run on time.

We continually broaden our leadership team through promotions from within our Company. Congratulations to Toni McIntosh and Cheryl Longstreet, promoted to Senior Vice President, and to Brian Bennett, Diane Fagan, Shakia Hill and Rachel Schauer, promoted to Vice President. Welcome to Elyssa Marcus, Vice President – Retail Asset Management.

Our Vornado Family has grown with 7 marriages and 10 births this year, 7 girls and 3 boys.

On behalf of Vornado's Board, senior management and 3,145 associates, we thank our shareholders, analysts, and other stakeholders for their continued support.

Rest in peace, David Simon.

Steven Roth
Chairman and CEO
April 1, 2026

Below is a reconciliation of net income (loss) to NOI, as adjusted (properties owned at the end of 2025):

($ IN MILLIONS)	**2025**	2024	2023	2022	2021	2020	2019	2018	2017	2016
Net income (loss)	937.2	20.1	32.9	(382.6)	207.5	(461.8)	3,334.3	422.6	264.1	982.0
Our share of (income) loss from partially owned entities	(141.3)	(112.4)	(38.7)	461.3	(130.5)	329.1	(78.9)	(9.1)	(15.2)	(168.9)
Interest and other investment (income) loss, net	(55.1)	(46.0)	(43.3)	(23.5)	(15.7)	231.8	82.3	72.1	(41.0)	(6.0)
Net gains on disposition of assets	(35.3)	(16.0)	(71.2)	(100.6)	(50.8)	(381.3)	(845.5)	(246.0)	(0.5)	(160.4)
Gain on sales-type lease	(803.2)	—	—	—	—	—	—	—	—	—
Net gain on transfer to Fifth Ave. and Times Square JV	—	—	—	—	—	—	(2,571.1)	—	—	—
Purchase price fair value adjustment	—	—	—	—	—	—	—	(44.1)	—	—
(Income) loss from discontinued operations	—	—	—	—	—	—	—	(0.6)	13.2	(404.9)
NOI attributable to noncontrolling interests	(41.9)	(39.4)	(48.6)	(70.0)	(69.4)	(72.8)	(69.3)	(71.2)	(65.3)	(66.2)
Depreciation, amortization expense and income taxes	475.7	470.2	463.5	526.2	401.9	436.3	522.6	484.2	470.4	428.2
General and administrative expense	156.1	148.5	162.9	133.7	134.6	181.5	169.9	141.9	159.0	149.6
Acquisition and transaction related costs	2.5	5.3	50.7	31.7	13.8	174.0	106.5	31.3	1.8	9.4
Our share of NOI from partially owned entities	263.3	279.2	285.8	306.0	310.9	306.5	322.4	253.6	269.2	271.1
Interest and debt expense	353.9	390.3	349.2	279.8	231.1	229.3	286.6	347.9	345.6	330.2
NOI	1,111.9	1,099.8	1,143.2	1,162.0	1,033.4	972.6	1,259.8	1,382.6	1,401.3	1,364.1
Certain items that impact NOI	(2.2)	(6.3)	(3.5)	(18.8)	(11.0)	24.3	(107.8)	(239.5)	(255.9)	(256.3)
NOI, as adjusted (properties owned at the end of 2025)	1,109.7	1,093.5	1,139.7	1,143.2	1,022.4	996.9	1,152.0	1,143.1	1,145.4	1,107.8

Below is a reconciliation of net income (loss) to FFO and FFO, as adjusted:

($ IN MILLIONS)	**2025**	2024	2023	2022	2021	2020	2019	2018	2017	2016
Net income (loss) attributable to Vornado	905.0	70.4	105.5	(346.5)	176.0	(297.0)	3,147.9	449.9	227.4	906.9
Preferred share dividends and issuance costs	(62.1)	(62.1)	(62.1)	(62.1)	(74.9)	(51.7)	(50.1)	(65.1)	(65.4)	(83.3)
Net income (loss) applicable to common shares	842.9	8.3	43.4	(408.6)	101.1	(348.7)	3,097.8	384.8	162.0	823.6
Depreciation and amortization of real property	411.1	399.7	385.6	456.9	373.8	368.6	389.0	413.1	468.0	531.6
Gain on sales-type lease	(803.2)	—	—	—	—	—	—	—	—	—
Net gains on sale of real estate	(0.3)	(0.9)	(53.3)	(58.7)	—	—	(178.7)	(158.1)	(3.5)	(177.0)
Real estate impairment losses	0.5	—	22.8	19.1	7.9	236.3	32.0	12.0	—	160.7
Change in fair value of marketable securities	(1.9)	—	—	—	—	4.9	5.5	26.5	—	—
Net gain on transfer to Fifth Avenue and Times Square JV	—	—	—	—	—	—	(2,559.1)	—	—	—
Net gain from sale of Urban Edge shares	—	—	—	—	—	—	(62.4)	—	—	—
After tax purchase price fair value adjustment	—	—	—	—	—	—	—	(27.3)	—	—
Partially-owned entities adjustments:										
Depreciation of real property	94.9	101.2	108.1	130.6	139.2	156.6	134.7	101.6	137.0	154.8
Net gains on sale of real estate	(90.8)	—	(16.5)	(0.2)	(15.7)	—	—	(4.0)	(17.8)	(2.9)
Real estate impairment losses	—	—	50.5	576.4	—	409.1	—	—	7.7	6.3
(Increase) decrease in fair value of marketable securities	—	—	—	—	(1.1)	2.8	2.9	3.9	—	—
Noncontrolling interests' share adjustments	32.2	(39.8)	(38.4)	(77.9)	(34.1)	(79.1)	141.7	(22.8)	(36.7)	(41.1)
Preferred share dividends	1.4	1.5	1.6	1.3	—	—	—	—	1.1	1.6
FFO	486.8	470.0	503.8	638.9	571.1	750.5	1,003.4	729.7	717.8	1,457.6
Certain items that impact FFO	(21.2)	(22.9)	4.4	(30.0)	(21.2)	(249.5)	(342.9)	(26.9)	(16.8)	(785.3)
FFO, as adjusted	465.6	447.1	508.2	608.9	549.9	501.0	660.5	702.8	701.0	672.3

Below is a reconciliation of net income to EBITDA, as adjusted

($ IN MILLIONS)	**2025**	2024	2023
Net income (before noncontrolling interests)	937.2	20.1	32.9
Less: net loss attributable to noncontrolling interests in consolidated subsidiaries	41.6	51.1	76.0
Net income attributable to the Operating Partnership	978.8	71.2	108.9
Interest and debt expense	458.9	458.1	458.4
Depreciation and amortization	513.7	507.2	499.4
Net gain on sale of real estate	(91.1)	(0.9)	(73.0)
Impairment losses on real estate	0.5	—	73.3
Gain on sales-type lease	(803.2)	—	—
Income tax expense	15.3	23.5	30.5
EBITDA	1,072.9	1,059.1	1,097.5
Gain on sale of 220 Central Park South units	(21.0)	(15.2)	(14.1)
Net gains on disposition of assets	(13.9)	—	(1.0)
Hotel Pennsylvania, Real Estate Fund and other	1.8	5.4	(1.1)
EBITDA, as adjusted	1,039.8	1,049.3	1,081.3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 001-11954 (Vornado Realty Trust)
Commission File Number: 001-34482 (Vornado Realty L.P.)

Vornado Realty Trust
Vornado Realty L.P.

(Exact name of registrants as specified in its charter)

Vornado Realty Trust	**Maryland**	**22-1657560**
	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
Vornado Realty L.P.	**Delaware**	**13-3925979**
	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

888 Seventh Avenue, New York, New York 10019
(Address of principal executive offices) (Zip Code)

(212) 894-7000
(Registrants' telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Vornado Realty Trust	Common Shares of beneficial interest, $.04 par value per share	VNO	New York Stock Exchange
	Cumulative Redeemable Preferred Shares of beneficial interest, liquidation preference $25.00 per share:		
Vornado Realty Trust	5.40% Series L	VNO/PL	New York Stock Exchange
Vornado Realty Trust	5.25% Series M	VNO/PM	New York Stock Exchange
Vornado Realty Trust	5.25% Series N	VNO/PN	New York Stock Exchange
Vornado Realty Trust	4.45% Series O	VNO/PO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Registrant	Title of Each Class
Vornado Realty Trust	Series A Convertible Preferred Shares of beneficial interest, liquidation preference $50.00 per share
Vornado Realty L.P.	Class A Units of Limited Partnership Interest

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Vornado Realty Trust: Yes ☑ No ☐ Vornado Realty L.P.: Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Vornado Realty Trust: Yes ☐ No ☑ Vornado Realty L.P.: Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Vornado Realty Trust: Yes ☑ No ☐ Vornado Realty L.P.: Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Vornado Realty Trust: Yes ☑ No ☐ Vornado Realty L.P.: Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Vornado Realty Trust:

☑ Large Accelerated Filer	☐ Accelerated Filer
☐ Non-Accelerated Filer	☐ Smaller Reporting Company
	☐ Emerging Growth Company

Vornado Realty L.P.:

☐ Large Accelerated Filer	☐ Accelerated Filer
☑ Non-Accelerated Filer	☐ Smaller Reporting Company
	☐ Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Vornado Realty Trust: ☐ Vornado Realty L.P.: ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Vornado Realty Trust: ☑ Vornado Realty L.P.: ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Vornado Realty Trust: ☐ Vornado Realty L.P.: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Vornado Realty Trust: ☐ Vornado Realty L.P.: ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Vornado Realty Trust: Yes ☐ No ☑ Vornado Realty L.P.: Yes ☐ No ☑

The aggregate market value of the voting and non-voting common shares held by non-affiliates of Vornado Realty Trust, i.e. by persons other than officers and trustees of Vornado Realty Trust, was $6,833,930,000 at June 30, 2025.

As of December 31, 2025, there were 190,666,367 common shares of beneficial interest outstanding of Vornado Realty Trust.

There is no public market for the Class A units of limited partnership interest of Vornado Realty L.P. Based on the June 30, 2025 closing share price of Vornado Realty Trust's common shares, which are issuable upon redemption of the Class A units, the aggregate market value of the Class A units held by non-affiliates of Vornado Realty L.P., i.e. by persons other than Vornado Realty Trust and its officers and trustees, was $403,978,000 as of June 30, 2025.

Documents Incorporated by Reference

Part III: Portions of Proxy Statement for Annual Meeting of Vornado Realty Trust's Shareholders to be held on May 21, 2026.

EXPLANATORY NOTE

This report combines the Annual Reports on Form 10-K for the fiscal year ended December 31, 2025 of Vornado Realty Trust and Vornado Realty L.P. Unless stated otherwise or the context otherwise requires, references to "Vornado" refer to Vornado Realty Trust, a Maryland real estate investment trust ("REIT"), and references to the "Operating Partnership" refer to Vornado Realty L.P., a Delaware limited partnership. References to the "Company," "we," "us" and "our" mean, collectively, Vornado, the Operating Partnership and those subsidiaries consolidated by Vornado.

The Operating Partnership is the entity through which we conduct substantially all of our business and own, either directly or through subsidiaries, substantially all of our assets. Vornado is the sole general partner and also a 91.3% limited partner of the Operating Partnership. As the sole general partner of the Operating Partnership, Vornado has exclusive control of the Operating Partnership's day-to-day management.

Under the limited partnership agreement of the Operating Partnership, unitholders may present their Class A units for redemption at any time (subject to restrictions agreed upon at the time of issuance of the units that may restrict such right for a period of time). Class A units may be tendered for redemption to the Operating Partnership for cash; Vornado, at its option, may assume that obligation and pay the holder either cash or Vornado common shares on a one-for-one basis. Because the number of Vornado common shares outstanding at all times equals the number of Class A units owned by Vornado, the redemption value of each Class A unit is equivalent to the market value of one Vornado common share, and the distribution to a Class A unitholder is equal to the dividend paid to a Vornado common shareholder. This one-for-one exchange ratio is subject to specified adjustments to prevent dilution. Vornado generally expects that it will elect to issue its common shares in connection with each such presentation for redemption rather than having the Operating Partnership pay cash. With each such exchange or redemption, Vornado's percentage ownership in the Operating Partnership will increase. In addition, whenever Vornado issues common shares other than to acquire Class A units of the Operating Partnership, Vornado must contribute any net proceeds it receives to the Operating Partnership and the Operating Partnership must issue to Vornado an equivalent number of Class A units of the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT.

The Company believes that combining the Annual Reports on Form 10-K of Vornado and the Operating Partnership into this single report provides the following benefits:

- enhances investors' understanding of Vornado and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation because a substantial portion of the disclosure applies to both Vornado and the Operating Partnership; and
- creates time and cost efficiencies in the preparation of one combined report instead of two separate reports.

The Company believes it is important to understand the few differences between Vornado and the Operating Partnership in the context of how Vornado and the Operating Partnership operate as a consolidated company. The financial results of the Operating Partnership are consolidated into the financial statements of Vornado. Vornado does not have any significant assets, liabilities or operations, other than its investment in the Operating Partnership. The Operating Partnership, not Vornado, generally executes all significant business relationships other than transactions involving the securities of Vornado. The Operating Partnership holds substantially all of the assets of Vornado. The Operating Partnership conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for the net proceeds from equity offerings by Vornado, which are contributed to the capital of the Operating Partnership in exchange for Class A units of partnership in the Operating Partnership, and the net proceeds of debt offerings by Vornado, which are contributed to the Operating Partnership in exchange for debt securities of the Operating Partnership, as applicable, the Operating Partnership generates all remaining capital required by the Company's business. These sources may include working capital, net cash provided by operating activities, borrowings under the revolving credit facilities, the issuance of secured and unsecured debt and equity securities and proceeds received from the disposition of certain properties.

To help investors better understand the key differences between Vornado and the Operating Partnership, certain information for Vornado and the Operating Partnership in this report has been separated, as set forth below:

- Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities;
- Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations includes information specific to each entity, where applicable; and
- Item 8. Financial Statements and Supplementary Data which includes the following specific disclosures for Vornado Realty Trust and Vornado Realty L.P.:
  - Note 10. Redeemable Noncontrolling Interests
  - Note 11. Shareholders' Equity/Partners' Capital
  - Note 12. Stock-based Compensation
  - Note 13. Income Per Share and Per Class A Unit

This report also includes separate Part II, Item 9A. Controls and Procedures sections and separate Exhibits 31 and 32 certifications for each of Vornado and the Operating Partnership in order to establish that the requisite certifications have been made and that Vornado and the Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

INDEX

(1) These items are omitted in whole or in part because Vornado, the Operating Partnership's sole general partner, will file a definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 with the Securities and Exchange Commission no later than 120 days after December 31, 2025, portions of which are incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance. They represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. You can find many of these statements by looking for words such as “approximates,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “would,” “may” or other similar expressions in this Annual Report on Form 10-K. We also note the following forward-looking statements: in the case of our development and redevelopment projects, the estimated completion date, estimated project cost and cost to complete; estimates of future rents, estimates of future capital expenditures, dividends to common and preferred shareholders and operating partnership distributions. Many of the factors that will determine the outcome of these and our other forward-looking statements are beyond our ability to control or predict. For further discussion of factors that could materially affect the outcome of our forward-looking statements, see “Item 1A. Risk Factors” in this Annual Report on Form 10-K.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

Vornado is a fully-integrated REIT and conducts its business through, and substantially all of its interests in properties are held by, the Operating Partnership, a Delaware limited partnership. Accordingly, Vornado's cash flow and ability to pay dividends to its shareholders are dependent upon the cash flow of the Operating Partnership and the ability of its direct and indirect subsidiaries to first satisfy their obligations to creditors. Vornado is the sole general partner of and owned approximately 91.3% of the common limited partnership interest in the Operating Partnership as of December 31, 2025.

We currently own all or portions of:

New York:

- 51 Manhattan operating properties consisting of:
  - 19.2 million square feet of office space in 26 of the properties;
  - 2.3 million square feet of street retail space in 45 of the properties;
  - 1,331 units in two Manhattan residential properties;
- Multiple development sites and redevelopment projects, including 350 Park Avenue, Sunset Pier 94 Studios, 623 Fifth Avenue, the Hotel Pennsylvania site (PENN 15) and other PENN district sites;
- A 32.4% interest in Alexander's, Inc. ("Alexander's") (NYSE: ALX), which owns five properties in the greater New York metropolitan area, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg, L.P. headquarters building, and The Alexander, a 312-unit apartment tower in Queens;
- Signage throughout the PENN District and Times Square; and
- Building Maintenance Services LLC ("BMS"), a wholly owned subsidiary, which provides cleaning and security services for our buildings and third parties.

Other Real Estate and Investments:

- The 3.7 million square foot THE MART in Chicago;
- A 70% controlling interest in 555 California Street, a three-building office complex in San Francisco's financial district aggregating 1.8 million square feet; and
- Other real estate and investments.

OBJECTIVES AND STRATEGY

Our business objective is to maximize Vornado shareholder value. We intend to achieve this objective by continuing to pursue our investment philosophy and to execute our operating strategies through:

- maintaining a superior team of operating and investment professionals and an entrepreneurial spirit;
- investing in properties in select markets, such as New York City, where we believe there is a high likelihood of capital appreciation;
- acquiring quality properties at a discount to replacement cost and where there is a significant potential for higher rents;
- developing and redeveloping properties to increase returns and maximize value; and
- investing in operating companies that have a significant real estate component.

We expect to finance our growth from acquisitions, developments, redevelopments and investments using internally generated funds and proceeds from asset sales and by accessing the public and private capital markets. We may also offer Vornado common or preferred shares or Operating Partnership units in exchange for property and may repurchase or otherwise reacquire these securities in the future.

ACQUISITIONS

We completed the following acquisition transactions during 2025:

- $218 million acquisition of the 623 Fifth Avenue office condominium, a 36-story, 383,000 square foot building;
- $35 million A-Note investment at par plus accrued interest, secured by 3 East 54th Street (we subsequently purchased the property in January 2026).

DISPOSITIONS

We completed the following sale transactions during 2025:

- $350 million sale to UNIQLO of the portion of its U.S. flagship store at 666 Fifth Avenue (52.0% ownership) with the $342 million of net proceeds partially redeeming our preferred equity;
- $205 million sale of 512 West 22nd Street (55.0% ownership) with net proceeds of $38 million after deducting our share of the existing $123 million mortgage loan;
- $37 million net proceeds from the sale of three condominium units and ancillary amenities at 220 Central Park South;
- $33 million net proceeds from the sale of eight residential condominium units and two retail condominium units at 304-306 Canal Street and 334 Canal Street;
- $19 million sale of 49 West 57th Street (50.0% ownership) with net proceeds of $9 million.

FINANCINGS

We completed the following financing transactions during 2025:

- $700 million repayment of the 770 Broadway mortgage loan;
- $675 million refinancing of Independence Plaza (50.1% ownership);
- $450 million repayment of our 3.50% senior unsecured notes due January 2025;
- $450 million refinancing of PENN 11;
- $450 million financing of 1535 Broadway (52.0% ownership);
- $300 million restructuring of the 731 Lexington Avenue retail condominium (32.4% ownership); splitting the loan into a $133 million A-Note and $167 million C-Note and subsequent repurchase of the A-Note by Alexander's;
- $175 million refinancing of Rego Park II (32.4% ownership);
- $120 million refinancing of 4 Union Square South.

DEVELOPMENT / REDEVELOPMENT PROJECTS AND OPPORTUNITIES

PENN District

PENN 2

We are redeveloping PENN 2, a 1,825,000 square foot (as expanded) office building, located on the west side of Seventh Avenue between 31st and 33rd Street. The development cost of this project is estimated to be $750,000,000, of which $724,843,000 of cash has been expended as of December 31, 2025.

We are also making districtwide improvements within the PENN District. The development cost of these improvements is estimated to be $100,000,000, of which $80,196,000 of cash has been expended as of December 31, 2025.

Sunset Pier 94 Studios

On August 28, 2023, we, together with Hudson Pacific Properties and Blackstone Inc., formed a joint venture to develop Pier 94 into a 266,000 square foot purpose-built studio campus in Manhattan. We own a 49.9% equity interest in the joint venture. The development cost of the project is estimated to be $350,000,000, which will be funded with $183,200,000 of construction financing ($143,870,000 drawn as of December 31, 2025) and $166,800,000 of equity contributions. Our share of equity contributions was funded by (i) our $40,000,000 Pier 94 leasehold interest contribution and (ii) $34,000,000 of cash contributions, which are net of an estimated $9,000,000 for our share of development fees and reimbursement for overhead costs incurred by us. During 2024, we fully funded our share of equity and cash contributions.

623 Fifth Avenue Office Condominium

We are redeveloping the 623 Fifth Avenue office condominium, a 36-story, 383,000 square foot building situated above the flagship Saks Fifth Avenue department store, into a premier boutique office building. We purchased the property in September 2025 for $218,000,000 and at closing, borrowed $145,420,000 under our revolving credit facility to partially finance the acquisition. The development cost of this project, including the cost of acquiring the property, is estimated to be $450,000,000, of which $222,644,000 of cash has been expended as of December 31, 2025. We expect to complete the redevelopment for delivery to tenants in 2027.

350 Park Avenue

On December 18, 2025, an affiliate of Kenneth C. Griffin, Citadel Enterprise Americas LLC's ("Citadel") Founder and CEO ("KG"), exercised an option to acquire at least a 60% interest in a joint venture (the "350 Park JV") that would develop the 350 Park Avenue site (the "Investment Option"). Vornado and the Rudin Family, via a joint venture (the "Vornado/Rudin JV"), have the option to acquire an interest between 23% and 40% in the 350 Park JV (with Vornado having an effective ownership ranging from 21% to 36%). 350 Park JV would combine 350 Park Avenue with 39 East 51st Street (owned by the Vornado/Rudin JV) and 40 East 52nd Street (owned by the Rudin Family) to build a new 1,850,000 square foot office tower (the "350 Park Site") with Citadel as the anchor tenant. The Vornado/Rudin JV has until July 2026 to determine whether to enter into the 350 Park JV with KG or to exercise the option to put the 350 Park Site to KG for $1.2 billion ($900,000,000 to Vornado). The Investment Option closing is subject to the satisfaction of certain conditions.

We are also evaluating other development and redevelopment opportunities at certain of our properties in Manhattan including, in particular, the PENN District.

There can be no assurance that the above projects will be completed, completed on schedule or within budget.

ENVIRONMENTAL SUSTAINABILITY INITIATIVES

We have long believed a focus on environmental sustainability is responsible management of our business and important to our tenants, investors, employees and communities that we serve. It has been central to Vornado's business strategy for over 15 years. The Corporate Governance and Nominating Committee of Vornado's Board of Trustees is assigned with oversight of sustainability matters, which includes climate change risk. Environmental sustainability initiatives are carried out by a dedicated team of professionals that work directly with our business units.

Vornado is an industry leader in sustainability, owning and operating more than 26 million square feet of LEED (Leadership in Energy and Environmental Design) certified buildings, representing 100% of our certifiable office portfolio, with over 24 million square feet at LEED Gold or Platinum. In 2025, we:

- received GRESB's five star rating and an assessment score of 91, placing us in the top 3% for the Americas/Listed, and the "Green Star" distinction for the thirteenth consecutive year;
- achieved 100% WELL Health-Safety certification across our in-service office portfolio.

We prioritize addressing climate change and in 2019 adopted a 10-year plan to make our buildings carbon neutral by 2030 ("Vision 2030"). Vision 2030 is a multi-faceted approach that prioritizes energy reduction, recovery, and renewable power. We rely on technology, as well as meaningful stakeholder collaboration with our tenants, our employees, and our communities, to achieve this plan. Our commitment to carbon neutrality and associated emissions reduction targets have been approved by the Science Based Targets Initiative as consistent with a 1.5°C climate scenario limit, the most ambitious goal of the Paris Agreement.

We consider sustainability in all aspects of our business, including the design, construction, retrofitting and ongoing maintenance and operations of our portfolio of buildings. We operate our buildings sustainably and efficiently by seeking to establish best practices in energy and water consumption, carbon reduction, resource and waste management and ecologically sensitive procurement. Our policies, from 100% green cleaning to procuring 100% renewable electricity certificates to energy efficiency, are implemented across our entire portfolio. We undertake significant outreach with our tenants, employees and investors regarding Vornado's sustainability programs and strategies.

We gather data to measure progress against our goals, align our goals with our tenants, plan for our longer-term projects and engage with our stakeholders in meaningful ways. We use carbon accounting software, energy audits and models and building automation software to measure and track our portfolio-wide waste, water and energy reduction strategies, create roadmaps for each building to understand how to achieve carbon neutrality and provide accurate and actionable data for our measurement, verification and reporting requirements.

We are committed to transparent reporting of sustainability performance indicators and publish an annual Sustainability Report in accordance with the Global Reporting Initiative and aligned with the metrics codified by the Sustainability Accounting Standards Board. Further details on our environmental sustainability initiatives and strategy, including our Vision 2030 Roadmap, can be found in our 2024 Sustainability Report at (vno.com/sustainability). There can be no assurance that our Vision 2030 commitment will be achieved in the planned time frame. The Sustainability Report is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K.

HUMAN CAPITAL MANAGEMENT

Our employees are the foundation of our business.

As of December 31, 2025, we had 3,145 employees, consisting of (i) 2,725 employees of Building Maintenance Services LLC, a wholly owned subsidiary, which provides cleaning, security, engineering and parking services primarily to our New York properties, (ii) 369 employees in our corporate office, and (iii) 51 employees of THE MART. The foregoing does not include employees of partially owned entities.

Compensation, Benefits and Employee Wellbeing

To attract and retain the best-qualified talent and to help our employees stay healthy, balance their work and personal lives, and meet their financial and retirement goals, we offer competitive benefits including, but not limited to, market-competitive compensation, healthcare (medical, dental and vision coverage), a health savings account, 401(k) and employer match, dependent care flexible spending account, parental leave, adoption/surrogacy benefits, short-term and long-term disability insurance, life insurance, pet insurance, time off/paid holidays, tuition reimbursement, subsidized gym memberships, employee wellness programs and incentives, in-workplace vaccinations, commuter benefits, an employee assistance program and workplace flexibility.

HUMAN CAPITAL MANAGEMENT - CONTINUED

Talent Development

To foster talent and growth, we provide training and continuing education, promote career and personal development, and encourage innovation and engagement. To achieve our talent development goals, we provide tuition reimbursement for our employees' continuing education and professional development, and the opportunity to participate in a variety of training and networking engagements.

Culture and Engagement

Our employees are critical to our success, and we believe creating a positive and inclusive culture is essential to attracting and retaining engaged employees. We seek to retain our employees by actively engaging with our workforce and we solicit their feedback through our divisional leaders and employee surveys. We use their feedback to create and continually enhance programs that support their needs.

Through our volunteer program, Vornado Volunteers, employees are granted one day of paid time off per calendar year to volunteer for a cause of their choice.

Health and Wellness

As a building owner and landlord to thousands of business tenants, we focus on maintaining and improving the health of our indoor environments, as well as communicating the value of our health and wellness programs with consistency and clarity to our stakeholders. We believe that consistent health programming and communications protocols not only mitigate health risks within our buildings, but they also create a responsible behavior framework for our employees, our tenants, and our visitors.

Labor Relations

BMS employs and manages janitorial and security staff who are members of 32BJ SEIU and engineering staff who are members of Local 94 of the International Union of Operating Engineers AFL-CIO. Through our active participation in the Realty Advisory Board on Labor Relations, we work collaboratively with both unions and consider our relations with our union employees to be very positive.

For additional information on human capital matters, please see our most recent Sustainability Report, available for download on our website at www.vno.com and in digital format at vno.com/sustainability. This report and other information on our website are not incorporated by reference into and do not form any part of this Annual Report on Form 10-K.

COMPETITION

We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are rents charged, tenant concessions offered, attractiveness of location, the quality of the property and the breadth and the quality of services provided. Our success depends upon, among other factors, trends of the global, national, regional and local economies, the financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation, population and employment trends. See "Risk Factors" in Item 1A for additional information regarding these factors.

SEGMENT DATA

We operate in the following reportable segments: New York and Other. Financial information related to these reportable segments for the years ended December 31, 2025, 2024 and 2023 is set forth in Note 23 – *Segment Information* to our consolidated financial statements in this Annual Report on Form 10-K.

TENANTS ACCOUNTING FOR OVER 10% OF REVENUES

None of our tenants accounted for more than 10% of total revenues in any of the years ended December 31, 2025, 2024 and 2023.

CERTAIN ACTIVITIES

We do not base our acquisitions and investments on specific allocations by type of property. We have historically held our properties for long-term investment; however, it is possible that properties in our portfolio may be sold or otherwise disposed of when circumstances warrant. Further, we have not adopted a policy that limits the amount or percentage of assets which could be invested in a specific property or property type. Generally our activities are reviewed and may be modified from time to time by Vornado's Board of Trustees without the vote of our shareholders or Operating Partnership unitholders.

ITEM 1A. RISK FACTORS

Material factors that may adversely affect our business, operations and financial condition are summarized below. We refer to the equity and debt securities of both Vornado and the Operating Partnership as our "securities" and the investors who own shares of Vornado or units of the Operating Partnership, or both, as our "equity holders." The risks and uncertainties described herein may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, operations and financial condition. See "Forward-Looking Statements" contained herein on page 6.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may be adversely affected by trends in office real estate.

In 2025, approximately 78% of our net operating income ("NOI" a non-GAAP measure) is from our office properties. Work from home, flexible or hybrid work schedules, open workplaces, videoconferencing, and teleconferencing have become more common in recent years. Changes in tenant space utilization, including from the continuation of work from home and flexible work arrangement policies, may continue to cause office tenants to reassess their long-term physical space needs, which could have an adverse effect on our business. Additionally, the increased use of artificial intelligence ("AI") could result in changes in tenant space utilization, including the need to reduce or reconfigure space.

Further, as office tenants reevaluate their physical space needs and focus on attracting and retaining talent, many tenants have become more selective and are focused on leasing space in high-quality, modern and well-amenitized buildings near transit hubs. These factors have resulted in increased competition among landlords to attract tenants, significant landlord capital expenditures for a building to maintain Class A status and may negatively impact the value of older and less desirable office space. This could have an adverse effect on our financial condition and results of operations.

A significant portion of our properties is located in the New York metropolitan area and is affected by the economic cycles and risks inherent to this area.

In 2025, approximately 88% of our NOI is from properties located in the New York metropolitan area. We may continue to concentrate a significant portion of our future acquisitions, development and redevelopment in this area. Real estate markets are affected by economic downturns and we cannot predict how economic conditions will impact this market in either the short or long term. Declines in the economy and declines in the New York metropolitan area real estate market have impacted and could continue to impact our financial performance and the value of our properties. In addition to the factors affecting national economic conditions generally, the factors affecting economic conditions in this area include:

- financial performance and productivity of the media, advertising, professional services, financial, technology, retail, insurance and real estate industries;
- business layoffs or downsizing;
- any oversupply of, or reduced demand for, real estate;
- industry slowdowns;
- the effects of inflation;
- interest rate fluctuations;
- relocations of businesses;
- changing demographics;
- work from home and use of alternative work places;
- changes in the number of domestic and international tourists to our markets (including as a result of changes in the relative strengths of world currencies);
- changes in diplomatic and trade relationships, as well as potential tariffs;
- the fiscal health and policies of New York State and New York City governments and local transit authorities;
- quality of life conditions;
- infrastructure quality;
- increased government regulation and costs of complying with such regulations; and
- changes in rates or limitations on the deductibility of state and local taxes.

It is impossible for us to predict the future effect of trends in the economic and investment climates of the geographic areas in which we concentrate, and more generally of the United States, or the real estate markets in these areas. Local, national or global economic downturns could negatively affect the value of our properties, our businesses and profitability.

We are subject to risks that affect the general and New York City retail environments.

In 2025, approximately 16% of our NOI is from Manhattan retail properties. These properties are affected by the general and New York City retail environments, including the level of consumer spending and consumer confidence, Manhattan tourism, office and residential occupancy rates, employer remote-working policies, the threat of terrorism or other criminal acts, increasing competition from online retailers and other retail centers, and the impact of technological change upon the retail environment generally. These factors could adversely affect the financial condition of our retail tenants, or result in the bankruptcy of such tenants, and the demand for physical space in our retail locations, which could have an adverse effect on the value of our properties, our business and profitability.

Our performance and the value of an investment in us are subject to risks associated with our real estate assets and with the real estate industry.

The value of our real estate and the value of an investment in us fluctuates depending on conditions in the general economy and the real estate business. These conditions may also adversely impact our revenues and cash flows.

The factors that affect the value of our real estate investments include, among other things:

- global, national, regional and local economic conditions and geopolitical events;
- competition from other available space, including co-working space and sub-leases;
- local conditions such as an oversupply of space or a reduction in demand for real estate in the area;
- how well we manage our properties;
- the development and/or redevelopment of our properties;
- changes in market rental rates;
- trends in office real estate, including many tenants' preferences for space in modern amenitized buildings which may require the landlord to incur significant capital expenditures;
- increased competition from online shopping and its impact on retail tenants and their demand for retail space;
- potential changes in trade relationships, tariffs and other trade protection measures or barriers that may adversely affect retailers and retail store values;
- the timing and costs associated with property improvements and rentals;
- whether we are able to pass all or portions of any increases in operating costs through to tenants;
- changes in real estate taxes and other expenses;
- fluctuations in interest rates;
- the ability of state and local governments to operate within their budgets;
- whether tenants and users such as customers and shoppers consider a property attractive;
- changes in consumer preferences adversely affecting retailers and retail store values;
- changes in tenant space utilization;
- the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
- consequences of any armed conflict involving, or terrorist attacks against, the United States or individual acts of violence in public spaces;
- availability of financing on acceptable terms or at all;
- inflation or deflation;
- our ability to obtain adequate insurance;
- government regulation, including changes in fiscal policies, taxation, and zoning laws;
- potential liability and compliance costs associated with environmental or other laws or regulations;
- natural disasters;
- general competitive factors;
- climate change; and
- the impact of pandemics or outbreaks of other infectious diseases.

The rents or sales proceeds we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If rental revenues, sales proceeds and/or occupancy levels decline, we generally would expect to have less cash available for operating costs, to pay indebtedness and for distribution to equity holders. In addition, some of our major expenses, including mortgage payments, real estate taxes and maintenance costs generally do not decline when the related rents decline and maintenance costs can increase substantially in an inflationary environment. These factors may cause the value of our real estate assets to decline, which may result in non-cash impairment charges and the impact could be material.

Real estate is a competitive business and that competition may adversely impact us.

We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are rents charged, tenant concessions offered, attractiveness of location, the quality of the property and the breadth and the quality of services provided. Substantially all of our properties face competition from similar properties in the same market, which may adversely impact the rents we can charge at those properties and our results of operations.

Our commercial office properties are located primarily in highly developed areas of the New York metropolitan area. Manhattan is the largest office market in the United States. The number of competitive office properties in the New York metropolitan area, which may be newer, more amenitized or better located than our properties, could have a material adverse effect on our ability to lease office space at our properties and on the effective rents we are able to charge.

We may be unable to renew leases, lease vacant space or relet space as leases expire on favorable terms.

When our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space. Even if tenants do renew or we can relet the space, the terms of renewal or reletting, considering among other things, rent and concessions, the cost of improvements to the property and leasing commissions, may be on less economically favorable terms. In addition, changes in space utilization by our tenants may impact our ability to renew or relet space without the need to incur substantial costs in renovating or redesigning the internal configuration of the relevant property and/or space. If we are unable to promptly renew leases or relet the space on economically favorable terms, our cash flow and ability to service debt obligations and pay dividends and distributions to equity holders could be adversely affected.

Bankruptcy or insolvency of tenants may decrease our revenues, net income and available cash.

From time to time, some of our tenants have declared bankruptcy, and other tenants may declare bankruptcy, become insolvent or experience a material business downturn adversely affecting their ability to make timely rental payments in the future. If a tenant does not pay its rent, we may face delays enforcing our rights as landlord and may incur substantial legal and other costs. Even if we are able to enforce our rights, a tenant may not have recoverable assets. The bankruptcy or insolvency of a major tenant may delay our efforts to collect past-due balances under the relevant leases and could ultimately preclude collection of these amounts altogether. As a result, the bankruptcy or insolvency of, or nonpayment by, a major tenant could cause us to suffer lower revenues and operational difficulties, including leasing the remainder of the property, which could in turn result in decreased net income and funds available to pay our indebtedness or make distributions to equity holders.

Some of our potential losses may not be covered by insurance.

For our properties, we maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which $275,000,000, includes communicable disease coverage, and we maintain all risk property and rental value insurance with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as flood and earthquake, excluding communicable disease coverage. Our California properties have earthquake insurance with coverage of $350,000,000 per occurrence and in the aggregate, subject to a deductible in the amount of 5% of the value of the affected property. We maintain coverage for certified terrorism acts with limits of $6.0 billion per occurrence and in the aggregate (as listed below), $1.2 billion for non-certified acts of terrorism, and $5.0 billion per occurrence and in the aggregate for terrorism involving nuclear, biological, chemical and radiological ("NBCR") terrorism events, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027.

Penn Plaza Insurance Company, LLC ("PPIC"), our wholly owned consolidated subsidiary, acts as a re-insurer with respect to a portion of all risk property and rental value insurance and a portion of our earthquake insurance coverage, and as a direct insurer for coverage for acts of terrorism including NBCR acts. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to PPIC. For NBCR acts, PPIC is responsible for a deductible of $2,424,264 and 20% of the balance of a covered loss and the Federal government is responsible for the remaining portion of a covered loss. We are ultimately responsible for any loss incurred by PPIC.

Certain condominiums in which we own an interest (including the Farley Condominiums) maintain insurance policies with different per occurrence and aggregate limits than our policies described above.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism and other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could be material.

Actual or threatened terrorist attacks or other criminal acts may adversely affect the value of our properties and our ability to generate cash flow.

We have significant investments in the New York City, Chicago and San Francisco metropolitan areas. In response to a terrorist attack, the perceived threat of terrorism, or other criminal acts, tenants in these areas may choose to relocate their businesses to less populated, lower-profile areas of the United States that may be perceived to be less likely targets of future terrorist activity or have lower rates of crime and fewer customers may choose to patronize businesses in these areas. This, in turn, would trigger a decrease in the demand for space in these areas, which could increase vacancies in our properties and force us to lease space on less favorable terms. Furthermore, we may experience increased costs in security, equipment and personnel. As a result, the value of our properties and the level of our revenues and cash flows could decline materially.

The effects of climate change could have a concentrated impact on the areas where we operate and could adversely impact our results.

Our investments are concentrated in the New York City, Chicago and San Francisco metropolitan areas. Physical climate change, and natural disasters, including earthquakes, storms, storm surges, tornados, floods, wildfires, hurricanes and rising sea levels, could cause significant damage to our properties and the surrounding environment or area. Government efforts to combat climate change may impact the cost of operating our properties. Over time, these conditions could result in declining demand for office and retail space in our buildings or the inability of us to operate the buildings at all. Extreme weather events may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy at our properties and requiring us to expend funds as we seek to repair and protect our properties against such risks. The incurrence of these losses, costs or business interruptions may adversely affect our operating and financial results.

Our properties are located in urban areas, which means the vitality of our properties is reliant on sound transportation and utility infrastructure systems. If one of those systems is compromised in any way by an extreme weather event, such a compromise could have an adverse impact on our local economies and populations, as well as on our tenants' ability to do business in our buildings.

Our properties are subject to transitional risks related to climate-related policy change.

Decarbonization of grid-supplied energy (as has been mandated by the Climate Leadership and Community Protection Act (CLCPA) in New York State) could lead to increased energy costs and operating expenses for our buildings. In October 2025, the Albany County Supreme Court ordered the New York Department of Environmental Conservation (DEC) to finalize regulations required under the CLCPA. This ruling compels the DEC to implement a cap-and-invest program to enforce greenhouse gas emission limits, which had been delayed. Retrofitting our building systems to consume less energy could lead to increased capital costs. In addition, buildings which consume fossil fuel onsite may be subject to penalties in the future. Although these laws and regulations have not had any material adverse effects on our business to date, they could result in substantial costs, including compliance costs, increased energy costs, retrofit costs and construction costs. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect our business, results of operations and financial condition.

We may become subject to costs, taxes or penalties, or increases therein, associated with natural resource or energy usage, such as a "carbon tax" and by local legislation such as New York City's Local Law 97, which sets limits on carbon emissions in our buildings and imposes penalties if we exceed those limits, and New York City's Intro 2317, or the "gas ban" bill, which limits any onsite fossil fuel combustion in new construction and major renovations. We actively track and assess possible impact from regulations across our buildings and evaluate cost of compliance versus impact on business operations and property valuations in our regular capital cycles. These costs, taxes or penalties could increase our operating costs and decrease the cash available to pay our obligations or distribute to our equity owners.

Changes to tax laws could affect REITs generally, the trading of our shares and our results of operations, both positively and negatively, in ways that are difficult to anticipate.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the taxation of REITs and their shareholders. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, or technical corrections made, which could result in an increase in our, or our shareholders', tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. If such changes occur, we may be required to pay additional taxes on our assets or income and/or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect the trading price for our common shares, our financial condition, our results of operations and the amount of cash available for the payment of dividends.

Significant inflation and increases in the inflation rate could adversely affect our business and financial results.

Elevated rates of inflation, both real and anticipated, may impact our business and results of operations. In a highly inflationary environment, we may be unable to raise rental rates at or above the rate of inflation, which could reduce our profit margins. In addition, our cost of labor and materials could increase, which could have an adverse impact on our business and financial results. Increased inflation could also adversely affect us by increasing costs of construction and renovation. While increases in most operating expenses at our properties can be passed on to our office and retail tenants, some tenants have fixed reimbursement charges and expenses at our residential properties may not be able to be passed on to residential tenants. Unreimbursed increased operating expenses may reduce cash flow available for payment of mortgage debt and interest and for distributions to shareholders.

We face risks associated with property acquisitions.

We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including, but not limited to, large portfolios that would increase our size and could result in alterations to our capital structure. Furthermore, from time to time we have made, and in the future we may seek to make one or more, material acquisitions that we believe will maximize shareholder value. However, an announcement by us of one or more significant acquisitions could result in a quick and significant decline in the price of our securities. Our acquisition activities and their success are subject to the following risks:

- we may be unable to complete an acquisition of a property or portfolio even after entering into an acquisition agreement, making a non-refundable deposit and incurring certain other acquisition-related costs;
- we may be unable to obtain or assume financing for acquisitions on favorable terms or at all;
- increased interest rates will increase the cost of financing acquired properties, reducing the opportunities for attractive acquisitions;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning, redeveloping or maintaining acquired properties may be greater than our estimates and may require significantly greater time and attention of management than anticipated;
- the acquisition agreement will likely contain conditions to closing, including completion of due diligence investigations to our satisfaction or other conditions that are not within our control, which may not be satisfied;
- acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area, costs associated with opening a new regional office and unfamiliarity with local governmental and permitting procedures;
- we may acquire real estate through the acquisition of the ownership entity subjecting us to the risks of that entity and we may be exposed to the liabilities of properties or companies acquired, some of which we may not be aware of at the time of acquisition;
- we may face competition for acquisition opportunities from other well-capitalized investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, partnerships and individual investors, which may cause an increase in the purchase price for a desired acquisition property or result in a competitor acquiring the desired property instead of us; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and this could have an adverse effect on our results of operations and financial condition.

Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our securities. If we are unable to successfully acquire additional properties, our ability to grow our business could be adversely affected.

We are exposed to risks associated with property development, redevelopment and repositioning that could adversely affect us, including our financial condition and results of operations.

We are the owner of numerous development sites and continue to engage in redevelopment and repositioning activities with respect to our properties, and, accordingly, we are subject to certain risks, which could adversely affect us, including our financial condition and results of operations. These risks include, without limitation, (i) the availability and pricing of financing on favorable terms or at all; (ii) the availability and timely receipt of zoning and other regulatory approvals; (iii) cost overruns, especially in an inflationary environment, and untimely completion of construction (including risks beyond our control, such as weather or labor conditions, material shortages or supply chain delays); (iv) the potential for the fluctuation of occupancy rates and rents at redeveloped properties, which may result in our investment not being profitable; (v) start up, repositioning and redevelopment costs may be higher than anticipated; (vi) the potential that we may fail to recover expenses already incurred if we abandon development or redevelopment opportunities after we begin to explore them; (vii) the potential that we may expend funds on and devote management time to projects which we do not complete; (viii) the inability to complete leasing of a property on schedule or at all, resulting in an increase in carrying or redevelopment costs; (ix) the possibility that properties will be leased at below expected rental rates and (x) to the extent the redevelopment activities are conducted in partnership with third parties, the possibility of disputes with our joint venture

development partners and the potential that we miss certain project milestone deadlines. These risks could result in substantial unanticipated delays or expenses, prevent the initiation or the completion of redevelopment activities or reduce the ultimate rents achieved on new developments. These outcomes could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our common shares and ability to satisfy our principal and interest obligations and to make distributions to our shareholders.

It may be difficult to sell real estate on a timely basis, which may limit our flexibility.

Real estate investments are relatively illiquid. Consequently, we may have limited ability to dispose of assets in our portfolio promptly in response to changes in economic or other conditions which could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

There may be limitations on our ability to sell or reduce the indebtedness of specific properties. In addition, when we dispose of or sell assets, we may not be able to reinvest the sales proceeds and earn similar returns.

As part of an acquisition of a property, or a portfolio of properties, we may agree, and in the past have agreed, not to dispose of the acquired properties or reduce the mortgage indebtedness for a long-term period, unless we pay certain of the resulting tax costs of the seller. These agreements could result in us holding on to properties that we would otherwise sell and not pay down or refinance the debt associated with those properties. In addition, when we dispose of or sell assets, we may not be able to reinvest the sales proceeds and earn returns similar to those generated by the assets that were sold.

From time to time we have made, and in the future we may seek to make investments in companies over which we do not have sole control. Some of these companies operate in industries with different risks than investing and operating real estate.

From time to time we have made, and in the future we may seek to make, investments in companies that we may not control. Although these businesses generally have a significant real estate component, some of them operate in businesses that are different from investing and operating real estate. Consequently, we are subject to operating and financial risks of those industries and to the risks associated with lack of control, such as having differing objectives than our partners or the entities in which we invest, or becoming involved in disputes, or competing directly or indirectly with these partners or entities. In addition, we rely on the internal controls and financial reporting controls of these entities and their failure to maintain effectiveness or comply with applicable standards may adversely affect us.

We are subject to risks involved in real estate activity through joint ventures.

We currently own properties through joint ventures with other persons and entities and may in the future acquire or own properties through joint ventures and other co-investment vehicles when we believe circumstances warrant the use of such structures. Joint venture investments involve risk, including: the possibility that our partners might refuse to make capital contributions when due and therefore we may be forced to make contributions to maintain the value of the property; that we may be responsible to our partners for indemnifiable losses; that our partners might at any time have business or economic goals that are inconsistent with ours; that third parties may be hesitant or refuse to transact with the joint venture due to the identity of our partners; and that our partners may be in a position to take action or withhold consent contrary to our recommendations, instructions or requests. For certain of our joint venture arrangements, we and our respective joint venture partners have rights including the ability to trigger a buy-sell, put right or forced sale arrangement, which could cause us to sell our interest, or acquire our partner’s interest, or to sell the underlying asset, at a time when we otherwise would not have initiated such a transaction, without our consent or on unfavorable terms. In some instances, joint venture partners may have competing interests in our markets that could create conflicts of interest. These conflicts may include compliance with the REIT requirements, and our REIT status could be jeopardized if any of our joint ventures do not operate in compliance with REIT requirements. To the extent our partners do not meet their obligations to us or our joint ventures, or they take action inconsistent with the interests of the joint venture, we may be adversely affected.

We are exposed to risks related to our properties that are subject to ground leases arrangements which could adversely affect our results of operations.

We are the lessee under long-term ground lease arrangements at certain of our properties. Unless we purchase a fee interest in the underlying land or extend the terms of these leases prior to expiration, we will no longer operate these properties upon expiration of the leases, which could adversely affect our financial condition and results of operations. Furthermore, rent payments under such leasehold interests are periodically adjusted pursuant to the respective contractual arrangements and the initial rent reset determination may be subsequently challenged in litigation brought by either party. These rent resets may result in materially higher rents that could adversely affect our results of operation. Additionally, due to the greater risk associated with a loan secured by a leasehold interest than a loan secured by a fee interest, we face risks related to the availability and pricing of financing on favorable terms or at all for such ground leasehold interests. See “Business - Overview — PENN 1 Ground Rent Reset Determination” for information regarding the ground rent litigation involving PENN 1.

RISKS RELATED TO OUR INDEBTEDNESS AND ACCESS TO CAPITAL

Capital markets and economic conditions can materially affect our liquidity, financial condition and results of operations as well as the value of an investment in our debt and equity securities.

There are many factors that can affect the value of our debt and equity securities, including the state of the capital markets and the economy. Demand for office and retail space typically declines nationwide due to an economic downturn, bankruptcies, downsizing, layoffs and cost cutting. Government action or inaction may adversely affect the state of the capital markets. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads, which may adversely affect our liquidity and financial condition, including our results of operations, and the liquidity and financial condition of our tenants. Our inability or the inability of our tenants to timely refinance maturing liabilities, access the capital markets and obtain reasonable pricing to meet liquidity needs may materially affect our financial condition and results of operations and the value of our securities.

We have outstanding debt, and the amount of debt and its cost may increase; refinancing may not be available on acceptable terms and could affect our future operations.

As of December 31, 2025, our consolidated mortgages and unsecured indebtedness, excluding related premium, discount and deferred financing costs, totaled $7.2 billion. We rely on both secured and unsecured, variable rate and fixed rate debt to finance acquisitions and development activities and for working capital. We are subject to the risks normally associated with debt financing, including the risk that our cash flow from operations will be insufficient to meet our required debt service. Our debt service costs generally will not be reduced if conditions in the market or at our properties, such as the entry of new competitors or the loss of major tenants, cause a reduction in the income from our properties. Should such events occur, our operations may be adversely affected. If a property is mortgaged to secure payment of indebtedness and income from such property is insufficient to pay that indebtedness, the property could be foreclosed upon by the mortgagee resulting in our loss of the property.

If we are unable to obtain debt financing or refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. In addition, the volatility in the interest rate environment in recent years has led to an increase in interest rates on our variable rate debt, including with respect to new hedging instruments, and an increase in the cost of refinancing our existing debt and entering into new debt, all of which reduced, and could continue to reduce, our operating cash flows. While certain of our debt is fixed by interest rate swap arrangements, the arrangements typically expire earlier than the mortgage loan maturity, resulting in future exposure to rising interest rates, which could further reduce our available cash. If the cost or amount of our indebtedness increases or we cannot refinance our debt in sufficient amounts or on acceptable terms, we are at risk of credit rating downgrades and default on our obligations that could adversely affect our financial condition and results of operations.

We may not be able to obtain capital to make investments.

We depend primarily on external financing to fund the growth of our business. This is because one of the requirements of the Internal Revenue Code of 1986, as amended, for a REIT is that it distributes 90% of its taxable income, excluding net capital gains, to its shareholders. This, in turn, requires the Operating Partnership to make distributions to its unitholders. There is a separate requirement to distribute net capital gains or pay a corporate level tax in lieu thereof. Our access to debt or equity financing depends on the willingness of third parties to lend or make equity investments and on conditions in the capital markets generally. Although we believe that we will be able to finance any investments we may wish to make in the foreseeable future, there can be no assurance that new financing will be available or available on acceptable terms. For information about our available sources of funds, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and the notes to the consolidated financial statements in this Annual Report on Form 10-K.

The hedge instruments we may use to manage our exposure to interest rate volatility involve risks.

The interest rate hedge instruments we may use to manage some of our exposure to interest rate volatility involve risks, including the risk that counterparties may fail to perform under these arrangements. If interest rates subsequently fall from the time we execute our interest rate hedge arrangements, these arrangements may cause us to pay higher interest on our debt obligations than would otherwise be the case. In addition, the use of such instruments may generate income that may not be treated as qualifying REIT income for purposes of the 75% gross income test or 95% gross income test. Furthermore, there can be no assurance that our hedging arrangements will qualify as "highly effective" cash flow hedges under applicable accounting standards. If our hedges do not qualify as "highly effective," the changes in the fair value of these instruments would be reflected in our results of operations and could adversely impact our earnings.

Covenants in our debt instruments could adversely affect our financial condition and our acquisitions and development activities.

Our existing unsecured indebtedness contains (and debt that we may obtain in the future may also contain) customary restrictions, requirements and other limitations on our ability to incur indebtedness, including covenants that limit our ability to incur debt based upon the levels of certain ratios including total debt to total assets, secured debt to total assets, EBITDA to interest expense, and fixed charges, and that require us to maintain a certain ratio of unencumbered assets to unsecured debt. Our ability to borrow is subject to compliance with these and other covenants. In addition, failure to comply with our covenants could cause a default under the applicable debt instrument, and we may then be required to repay such debt with capital from such other sources or give possession of a secured property to the lender. Under those circumstances, other sources of capital may not be available to us or may be available only on unattractive terms. Further, depending on market conditions at the time of any refinancing, the covenants included as part of the terms of such refinancing may be more restrictive than the existing indebtedness.

In addition, our debt instruments contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than we are able to obtain it could result in acceleration of repayment of such debt instruments and adversely affect our ability to finance or refinance our properties and expand our portfolio.

A downgrade in our credit ratings could materially and adversely affect our business and financial condition.

Our credit rating and the credit ratings assigned to our debt securities and our preferred shares could change in the future based upon, among other things, our results of operations and financial condition. Our ratings are subject to ongoing evaluation by credit rating agencies, and any rating could be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant such action. Moreover, these credit ratings are not recommendations to buy, sell or hold our common shares or any other securities. If any of the credit rating agencies that have rated our securities downgrades or lowers its credit rating, or if any credit rating agency indicates that it has placed any such rating on a "watch list" for a possible downgrading or lowering, or otherwise indicates that its outlook for that rating is negative, such action could have a material adverse effect on our costs and availability of funding. For instance, if we fail to maintain the credit ratings currently assigned to our senior debt, the interest rates payable on outstanding debt under our unsecured term loan and revolving credit facilities would increase and we may be required to post additional collateral under certain of our existing loan agreements. Furthermore, any future lowering of our credit ratings or outlook would likely make it more difficult and/or more expensive for us to obtain additional debt financing. Our failure to maintain or improve our credit ratings could in turn have a material adverse effect on our financial condition, results of operations, cash flows, the trading/redemption price of our securities, and our ability to satisfy our debt service obligations and to pay dividends and distributions to our equity holders.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

We depend on dividends and distributions from our direct and indirect subsidiaries. The creditors and preferred equity holders of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or distributions to us.

Substantially all of Vornado's assets are held through the Operating Partnership which holds substantially all of its properties and assets through subsidiaries. The Operating Partnership's cash flow is dependent on cash distributions to it by its subsidiaries, and in turn, substantially all of Vornado's cash flow is dependent on cash distributions to it by the Operating Partnership. The creditors of each of Vornado's direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before distributions may be made by that subsidiary to its equity holders. Thus, the Operating Partnership's ability to make distributions to its equity holders depends on its subsidiaries' ability first to satisfy their obligations to their creditors and then to make distributions to the Operating Partnership. Consequently, Vornado's ability to pay dividends to its holders of common and preferred shares depends on the Operating Partnership's ability first to satisfy its obligations to its creditors and make distributions to holders of its preferred units and then to make distributions to Vornado.

Furthermore, the holders of preferred units of the Operating Partnership are entitled to receive preferred distributions before payment of distributions to the Operating Partnership's equity holders, including Vornado. Thus, Vornado's ability to pay cash dividends to its equity holders and satisfy its debt obligations depends on the Operating Partnership's ability first to satisfy its obligations to its creditors and make distributions to holders of its preferred units and then to its equity holders, including Vornado. As of December 31, 2025, there were six series of preferred units of the Operating Partnership not held by Vornado with a total liquidation value of $53,000,000.

In addition, Vornado's participation in any distribution of the assets of any of its direct or indirect subsidiaries upon the liquidation, reorganization or insolvency is only after the claims of the creditors, including trade creditors and preferred equity holders, are satisfied.

Vornado's Amended and Restated Declaration of Trust (the "declaration of trust") sets limits on the ownership of its shares.

Generally, for Vornado to maintain its qualification as a REIT under the Internal Revenue Code, not more than 50% in value of the outstanding shares of beneficial interest of Vornado may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of Vornado's taxable year. The Internal Revenue Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under Vornado's declaration of trust, as amended, no person may own more than 6.7% of the outstanding common shares of any class, or 9.9% of the outstanding preferred shares of any class, with some exceptions for persons who held common shares in excess of the 6.7% limit before Vornado adopted the limit and other persons approved by Vornado's Board of Trustees. In addition, our declaration of trust includes restrictions on ownership of our common shares and preferred shares to preserve our status as a "domestically controlled qualified investment entity" within the meaning of Section 897 (h)(4)(B) of the Internal Revenue Code of 1986, as amended. These restrictions on transferability and ownership may delay, deter or prevent a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of equity holders.

The Maryland General Corporation Law (the "MGCL") contains provisions that may reduce the likelihood of certain takeover transactions.

The MGCL imposes conditions and restrictions on certain "business combinations" (including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland REIT and certain persons who beneficially own at least 10% of the corporation's stock (an "interested shareholder"). Unless approved in advance by the board of trustees of the trust, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the board of trustees of the trust, and (b) approved by the affirmative vote of at least (i) 80% of the trust's outstanding shares entitled to vote and (ii) two-thirds of the trust's outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the trust's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares.

In approving a transaction, Vornado's Board of Trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Trustees. Vornado's Board of Trustees has adopted a resolution exempting any business combination between Vornado and any trustee or officer of Vornado or its affiliates. As a result, any trustee or officer of Vornado or its affiliates may be able to enter into business combinations with Vornado that may not be in the best interest of our equity holders. With respect to business combinations with other persons, the business combination provisions of the MGCL may have the effect of delaying, deferring or preventing a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of our equity holders. The business combination statute may discourage others from trying to acquire control of Vornado and increase the difficulty of consummating any offer.

Title 3, Subtitle 8 of the MGCL permits our Board of Trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a trustee. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then current market price.

Vornado may issue additional shares in a manner that could adversely affect the likelihood of certain takeover transactions.

Vornado's declaration of trust authorizes the Board of Trustees to:

- cause Vornado to issue additional authorized but unissued common shares or preferred shares;
- classify or reclassify, in one or more series, any unissued preferred shares;
- set the preferences, rights and other terms of any classified or reclassified shares that Vornado issues; and
- increase, without shareholder approval, the number of shares of beneficial interest that Vornado may issue.

Vornado's Board of Trustees could establish a series of preferred shares whose terms could delay, deter or prevent a change in control of Vornado, and therefore of the Operating Partnership, or other transaction that might involve a premium price or otherwise be in the best interest of our equity holders, although Vornado's Board of Trustees does not now intend to establish a series of preferred shares of this kind. Vornado's declaration of trust and bylaws contain other provisions that may delay, deter or prevent a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of our equity holders.

We may change our policies without obtaining the approval of our equity holders.

Our operating and financial policies, including our policies with respect to acquisitions of real estate or other companies, growth, operations, indebtedness, capitalization, dividends and distributions, are exclusively determined by Vornado's Board of Trustees. Accordingly, our equity holders do not control these policies.

Steven Roth and Interstate Properties may exercise substantial influence over us. They and some of Vornado's other trustees and officers have interests or positions in other entities that may compete with us.

As of December 31, 2025, Interstate Properties, a New Jersey general partnership, and its partners beneficially owned an aggregate of approximately 7.1% of the common shares of beneficial interest of Vornado and 26.0% of the common stock of Alexander's, which is described below. Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the three partners of Interstate Properties. Mr. Roth is the Chairman of the Board of Trustees and Chief Executive Officer of Vornado, the managing general partner of Interstate Properties, and the Chairman of the Board of Directors and Chief Executive Officer of Alexander's. Messrs. Mandelbaum and Wight are Trustees of Vornado and Directors of Alexander's.

Because of these overlapping interests, Mr. Roth and Interstate Properties and its partners may have substantial influence over Vornado, and therefore over the Operating Partnership. In addition, certain decisions concerning our operations or financial structure may present conflicts of interest among Messrs. Roth, Mandelbaum and Wight and Interstate Properties and our other equity holders. In addition, Mr. Roth, Interstate Properties and its partners, and Alexander's currently and may in the future engage in a wide variety of activities in the real estate business which may result in conflicts of interest with respect to matters affecting us, such as which of these entities or persons, if any, may take advantage of potential business opportunities, the business focus of these entities, the types of properties and geographic locations in which these entities make investments, potential competition between business activities conducted, or sought to be conducted, competition for properties and tenants, possible corporate transactions such as acquisitions and other strategic decisions affecting the future of these entities.

We manage and lease the real estate assets of Interstate Properties pursuant to a management agreement for which we receive an annual fee equal to 4% of annual base rent and percentage rent. See Note 22 – *Related Party Transactions* to our consolidated financial statements in this Annual Report on Form 10-K for additional information.

There may be conflicts of interest between Alexander's and us.

As of December 31, 2025, we owned 32.4% of the outstanding common stock of Alexander's. Alexander's is a REIT that has five properties, which are located in the greater New York metropolitan area. In addition to the 2.3% that they indirectly own through Vornado, Interstate Properties, which is described above, and its partners owned 26.0% of the outstanding common stock of Alexander's as of December 31, 2025. Mr. Roth is the Chairman of the Board of Trustees and Chief Executive Officer of Vornado, the managing general partner of Interstate Properties, and the Chairman of the Board of Directors and Chief Executive Officer of Alexander's. Messrs. Mandelbaum and Wight are Trustees of Vornado and Directors of Alexander's and general partners of Interstate Properties. Ms. Mandakini Puri is a Trustee of Vornado and Director of Alexander's.

We manage, develop and lease Alexander's properties under management, development and leasing agreements under which we receive annual fees from Alexander's. These agreements are described in Note 4 – *Investments in Partially Owned Entities* to our consolidated financial statements in this Annual Report on Form 10-K.

RISKS RELATED TO OUR COMMON SHARES AND OPERATING PARTNERSHIP CLASS A UNITS

The trading price of Vornado's common shares has been volatile and may continue to fluctuate.

The trading price of Vornado's common shares has been volatile and may continue to fluctuate widely as a result of several factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the equity prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have in the past and may in the future adversely affect the market price of Vornado's common shares and the redemption price of the Operating Partnership's Class A units. These factors include:

- our financial condition and performance;
- the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- our dividend policy;
- the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;
- uncertainty and volatility in the equity and credit markets;
- fluctuations in interest rates;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- the extent of institutional investor interest in us;
- the extent of short-selling of Vornado common shares and the shares of our competitors;
- fluctuations in the stock price and operating results of our competitors;

- share repurchase plans;
- general financial and economic market conditions and, in particular, developments related to market conditions for office REITs and other real estate related companies and the New York City real estate market;
- inflation;
- local, domestic and international economic factors unrelated to our performance (including the macro-economic impact of geopolitical conflicts);
- fiscal policies or inaction at the U.S. federal government level that may lead to federal government shutdowns or negative impacts on the U.S. economy;
- changes in tax laws and rules; and
- all other risk factors addressed elsewhere in this Annual Report on Form 10-K.

A significant decline in Vornado's stock price could result in substantial losses for our equity holders.

Vornado has many shares available for future sale, which could hurt the market price of its shares and the redemption price of the Operating Partnership's units.

The interests of equity holders could be diluted if we issue additional equity securities. As of December 31, 2025, Vornado had authorized but unissued 59,333,633 common shares of beneficial interest, $0.04 par value, and 58,391,550 preferred shares of beneficial interest, no par value; of which 20,399,118 common shares are reserved for issuance upon redemption of Class A Operating Partnership units, convertible securities and employee stock options and 11,200,000 preferred shares are reserved for issuance upon redemption of preferred Operating Partnership units. The reserved common shares exclude the potential conversion of appreciation-only long-term incentive plan units ("AO LTIP Units") and performance AO LTIP Units which may be converted into Class A Operating Partnership Units if a specified price is met. Any shares not reserved may be issued from time to time in public or private offerings or in connection with acquisitions. In addition, common and preferred shares reserved may be sold upon issuance in the public market after registration under the Securities Act or under Rule 144 under the Securities Act or other available exemptions from registration. We cannot predict the effect that future sales of Vornado's common and preferred shares or Operating Partnership Class A and preferred units will have on the market prices of our securities.

In addition, under Maryland law, Vornado's Board of Trustees has the authority to increase the number of authorized shares without shareholder approval.

Loss of our key personnel could harm our operations and adversely affect the value of our common shares and Operating Partnership Class A units.

We are dependent on the efforts of Steven Roth, the Chairman of the Board of Trustees and Chief Executive Officer of Vornado. While we believe that we could find a replacement for him and other key personnel, the loss of their services could harm our operations and adversely affect the value of our securities.

RISKS RELATED TO REGULATORY COMPLIANCE

Vornado may fail to qualify or remain qualified as a REIT and may be required to pay federal income taxes at corporate rates, which could adversely impact the value of our common shares.

Although we believe that Vornado will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, Vornado may fail to remain so qualified. Qualifications are governed by highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations and depend on various facts and circumstances that are not entirely within our control. In addition, legislation, new regulations, administrative interpretations or court decisions may significantly change the relevant tax laws and/or the federal income tax consequences of qualifying as a REIT. If, with respect to any taxable year, Vornado fails to maintain its qualification as a REIT and does not qualify under statutory relief provisions, Vornado could not deduct distributions to shareholders in computing our taxable income and would have to pay federal income tax on its taxable income at regular corporate rates. The federal income tax payable would include any applicable alternative minimum tax. If Vornado had to pay federal income tax, the amount of money available to distribute to equity holders and pay its indebtedness would be reduced for the year or years involved, and Vornado would not be required to make distributions to shareholders in that taxable year and in future years until it was able to qualify as a REIT and did so. In addition, Vornado would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless Vornado were entitled to relief under the relevant statutory provisions. Our failure to qualify as a REIT could impact our ability to expand our business and raise capital and adversely affect the price of our common shares.

We may face possible adverse federal tax audits and changes in federal tax laws, which may result in an increase in our tax liability.

In the normal course of business, certain entities through which we own real estate either have undergone or may undergo tax audits. Although we believe that we have substantial arguments in favor of our positions, in some instances there is no controlling precedent or interpretive guidance. There can be no assurance that audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict if or when any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, Treasury regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. Vornado, its taxable REIT subsidiaries, and our security holders could be adversely affected by any such change in, or any new, U.S. federal income tax law, Treasury regulation or administrative interpretation.

We may face possible adverse state and local tax audits and changes in state and local tax law.

Because Vornado is organized and qualifies as a REIT, it is generally not subject to federal income taxes, but we are subject to certain state and local taxes. In the normal course of business, certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits. Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. There can be no assurance that audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes including changes in laws, regulations and administration of property and transfer taxes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for the payment of dividends and distributions to our security holders.

Compliance or failure to comply with the Americans with Disabilities Act (the "ADA") or other safety regulations and requirements could result in substantial costs.

The ADA generally requires that public buildings, including our properties, meet certain Federal requirements related to access and use by disabled persons. Noncompliance could result in the imposition of fines by the Federal government or the award of damages to private litigants and/or legal fees to their counsel. From time to time persons have asserted claims against us with respect to some of our properties under the ADA, but to date such claims have not resulted in any material expense or liability. If, under the ADA, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to equity holders.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

We may incur significant costs to comply with environmental laws and environmental contamination may impair our ability to lease and/or sell real estate.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment, including air and water quality, hazardous or toxic substances and health and safety. Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may also impair our ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) are also regulated by federal and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. Our predecessor companies may be subject to similar liabilities for activities of those companies in the past. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

Each of our properties has been subject to varying degrees of environmental assessment. To date, these environmental assessments have not revealed any environmental condition material to our business. However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, human exposure to contamination or changes in clean-up or compliance requirements could result in significant costs to us.

RISKS RELATED TO TECHNOLOGY, CYBERSECURITY AND DATA PROTECTION

The occurrence of cyber incidents, or a deficiency in our cyber security, as well as other disruptions to our IT networks and related systems, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships or reputation, all of which could negatively impact our financial results.

Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems) and, in some cases, may be critical to the operations of certain of our tenants. We face risks associated with security breaches, whether through cyber attacks, malware, ransomware, computer viruses, phishing, attachments to e-mails, persons who access our systems from inside or outside our organization, and other significant disruptions of our IT networks and related systems. Our suppliers, subcontractors, and joint venture partners face similar threats and an incident at one of these entities could adversely impact our business. These entities are typically outside our control and may have access to certain of our information with varying levels of security and cybersecurity resources. The risk of a security breach or disruption, particularly through cyber attack, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks from around the world have increased, including through the use of artificial intelligence. Although we have not experienced cyber incidents that are individually, or in the aggregate, material, the incidents we have experienced thus far have been mitigated by preventative, detective, and responsive measures that we have put in place. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Unauthorized parties, whether within or outside our company, may disrupt or gain access to our systems, or those of third parties with whom we do business, through human error, misfeasance, fraud, trickery, or other forms of deceit, including break-ins, use of stolen credentials, social engineering, phishing, computer viruses or other malicious codes, and similar means of unauthorized and destructive tampering. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

A security breach or other significant disruption involving our IT networks and related systems could disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our tenants; result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or which could expose us to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes; result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space; require significant management attention and resources to remedy any damages that result; may require payments to the attackers; subject us to litigation claims for breach of contract, damages, credits, fines, penalties, governmental investigations and enforcement actions or termination of leases or other agreements; or damage our reputation among our tenants and investors generally. Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

A cyber attack or systems failure could interfere with our ability to comply with financial reporting requirements, which could adversely affect us. A cyber attack could also compromise the confidential information of our employees, tenants, customers and vendors. A successful attack could disrupt and materially affect our business operations, including damaging relationships with tenants, customers and vendors. Any compromise of our information security systems could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information (which may be confidential, proprietary and/or commercially sensitive in nature) and a loss of confidence in our security measures, which could harm our business. For additional information on our cybersecurity risk management process, see Item 1C. Cybersecurity.

We have begun the use of AI capabilities with the goal of creating additional efficiencies in conducting our business and operations. While we intend to use AI appropriately and to attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise. There can be no assurance that we or our service providers will properly implement AI, and the failure to do so could have an adverse effect on our business and results of operations.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 888 Seventh Avenue, New York, New York 10019; telephone (212) 894-7000.

MATERIALS AVAILABLE ON OUR WEBSITE

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as well as Reports on Forms 3, 4 and 5 regarding officers, trustees and 10% beneficial owners, filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Securities Exchange Act of 1934 are available free of charge through our website (www.vno.com) as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. Also available on our website are copies of our Audit Committee Charter, Compensation Committee Charter, Corporate Governance and Nominating Committee Charter, Code of Business Conduct and Ethics, and Corporate Governance Guidelines. In the event of any changes to these charters or the code or guidelines, revised copies will also be made available on our website. Copies of these documents are also available directly from us free of charge. Our website also includes other financial and non-financial information, including certain non-GAAP financial measures, none of which is a part of this Annual Report on Form 10-K. Copies of our filings under the Securities Exchange Act of 1934 are also available free of charge from us, upon request.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved comments from the staff of the Securities and Exchange Commission as of the date of this Annual Report on Form 10-K.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We employ a comprehensive risk management strategy for the assessment, identification and management of material risks stemming from cybersecurity threats. Our methodologies involve a systematic evaluation of potential threats, vulnerabilities, and their potential impacts on our organization's operations, data, and systems.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program, including legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, and our broader enterprise IT environment;
- A team principally responsible for managing our (i) cybersecurity risk assessment processes, (ii) security controls and (iii) response to cybersecurity incidents;
- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- Cybersecurity awareness training of our employees, incident response personnel and senior management, including through the use of third-party providers for regular mandatory trainings;
- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- A risk management process for third-party service providers, suppliers, and vendors. We employ rigorous vetting processes and ongoing monitoring mechanisms designed to ensure their compliance with cybersecurity standards.

As of the date of this Annual Report on Form 10-K, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Governance

Our Board of Trustee's considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program.

The Committee receives periodic reports from management on our potential cybersecurity risks and threats and receives presentations on cybersecurity topics from our Chief Information Officer. The Committee reports to the full Board of Trustees regarding its activities, including those related to cybersecurity. The full Board of Trustees also receives briefings from management on cybersecurity matters as needed.

Our management team, including our Chief Information Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Chief Information Officer has many years of experience leading cybersecurity oversight and overall has broad, extensive experience with information technology, including security, auditing, compliance, systems and programming.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment. Our cybersecurity incident response plan governs our assessment and response upon the occurrence of a material cybersecurity incident, including the process for informing senior management and our Board of Trustees.

ITEM 2. PROPERTIES

PROPERTY LISTING

We operate in two reportable segments: New York and Other. The following pages provide details of our real estate properties as of December 31, 2025.

				Square Feet		
NEW YORK SEGMENT Property	% Ownership	Type	% Occupancy	In Service	Under Development or Not Available for Lease	Total Property
PENN 1 (ground leased through 2098)(1)	100.0 %	Office / Retail	88.9%	2,553,000	—	2,553,000
1290 Avenue of the Americas	70.0 %	Office / Retail	91.3%	2,089,000	—	2,089,000
PENN 2	100.0 %	Office / Retail	79.5%	1,825,000	—	1,825,000
909 Third Avenue (ground leased through 2063)(1)	100.0 %	Office	72.7%	1,353,000	—	1,353,000
280 Park Avenue(2)	50.0 %	Office / Retail	95.3%	1,267,000	—	1,267,000
Independence Plaza, Tribeca (1,328 units)(2)	50.1 %	Retail / Residential	68.4% (3)	1,258,000	—	1,258,000
770 Broadway	100.0 %	Office / Retail	100.0%	1,183,000	—	1,183,000
PENN 11	100.0 %	Office / Retail	97.9%	1,159,000	—	1,159,000
100 West 33rd Street	100.0 %	Office / Retail	87.4%	858,000	257,000	1,115,000
90 Park Avenue	100.0 %	Office / Retail	99.2%	956,000	—	956,000
One Park Avenue	100.0 %	Office / Retail	94.0%	945,000	—	945,000
888 Seventh Avenue (ground leased through 2067)(1)	100.0 %	Office / Retail	87.0%	888,000	—	888,000
The Farley Building (ground and building leased through 2116)(1)	95.0 %	Office / Retail	92.4%	846,000	—	846,000
330 West 34th Street (65.2% ground leased through 2149)(1)	100.0 %	Office / Retail	96.1%	726,000	—	726,000
85 Tenth Avenue(2)	49.9 %	Office / Retail	89.1%	641,000	—	641,000
350 Park Avenue	100.0 %	Office	100.0%	585,000	—	585,000
150 East 58th Street(4)	100.0 %	Office / Retail	80.5%	544,000	—	544,000
7 West 34th Street(2)	53.0 %	Office / Retail	99.6%	477,000	—	477,000
623 Fifth Avenue	100.0 %	Office	(5)	—	383,000	383,000
595 Madison Avenue	100.0 %	Office / Retail	88.4%	332,000	—	332,000
640 Fifth Avenue(2)	52.0 %	Office / Retail	92.8%	315,000	—	315,000
Sunset Pier 94 Studios (ground and building leased through 2110)(1)(2)	49.9 %	Studio	(5)	—	266,000	266,000
260 Eleventh Avenue (ground leased through 2114)(1)	100.0 %	Office	100.0%	209,000	—	209,000
4 Union Square South	100.0 %	Retail	100.0%	204,000	—	204,000
61 Ninth Avenue (2 buildings) (ground leased through 2115)(1)(2)	45.1 %	Office / Retail	100.0%	194,000	—	194,000
825 Seventh Avenue	51.2 %	Office(2) / Retail	80.1%	173,000	—	173,000
1540 Broadway(2)	52.0 %	Retail	22.1%	161,000	—	161,000
1535 Broadway(2)	52.0 %	Retail / Theatre	100.0%	107,000	—	107,000
689 Fifth Avenue(2)	52.0 %	Office / Retail	95.2%	97,000	—	97,000
150 West 34th Street	100.0 %	Retail	100.0%	79,000	—	79,000
50 West 57th Street(2)	50.0 %	Office / Retail	88.3%	79,000	—	79,000
655 Fifth Avenue(2)	50.0 %	Retail	100.0%	57,000	—	57,000
435 Seventh Avenue	100.0 %	Retail	100.0%	43,000	—	43,000
606 Broadway	50.0 %	Office / Retail	24.8%	36,000	—	36,000
697-703 Fifth Avenue(2)	44.8 %	Retail	100.0%	27,000	—	27,000
1131 Third Avenue	100.0 %	Retail	63.7%	23,000	—	23,000
666 Fifth Avenue (2)	52.0 %	Retail	100.0%	24,000	—	24,000
131-135 West 33rd Street	100.0 %	Retail	100.0%	22,000	—	22,000

See notes on page 28.

PROPERTY LISTING – CONTINUED

NEW YORK SEGMENT – CONTINUED Property	% Ownership	Type	% Occupancy	Square Feet In Service	Square Feet Under Development or Not Available for Lease	Square Feet Total Property
715 Lexington Avenue	100.0 %	Retail	100.0%	22,000	—	22,000
537 West 26th Street	100.0 %	Retail	100.0%	17,000	—	17,000
40 East 66th Street (3 units)	100.0 %	Residential	100.0%	10,000	—	10,000
431 Seventh Avenue	100.0 %	Retail	100.0%	9,000	—	9,000
138-142 West 32nd Street	100.0 %	Retail	80.3%	8,000	—	8,000
339 Greenwich Street	100.0 %	Retail	100.0%	9,000	—	9,000
966 Third Avenue	100.0 %	Retail	100.0%	7,000	—	7,000
968 Third Avenue(2)	50.0 %	Retail	100.0%	7,000	—	7,000
137 West 33rd Street	100.0 %	Retail	100.0%	3,000	—	3,000
57th Street(2)	50.0 %	Land	**(5)**	—	—	—
Eighth Avenue and 34th Street	100.0 %	Land	**(5)**	—	—	—
Hotel Pennsylvania site (PENN 15)	100.0 %	Land	**(5)**	—	—	—
Other (4 buildings)	56.7 %	Retail	74.2%	34,000	—	34,000
Alexander's, Inc.:						
731 Lexington Avenue(2)	32.4 %	Office / Retail	91.7%	1,080,000	—	1,080,000
Rego Park II, Queens (6.6 acres)(2)	32.4 %	Retail	98.3%	606,000	—	606,000
Rego Park I, Queens (4.8 acres)(2)	32.4 %	Retail	—%	—	338,000	338,000
The Alexander Apartment Tower, Queens (312 units)(2)	32.4 %	Residential	97.7%	255,000	—	255,000
Flushing, Queens (1.0 acre ground leased through 2037)(2)	32.4 %	Retail	100.0%	167,000	—	167,000
Total New York Segment			**89.5%**	**24,569,000**	**1,244,000**	**25,813,000**
Our Ownership Interest			**90.0%**	**20,024,000**	**883,000**	**20,907,000**

See notes on page 28.

PROPERTY LISTING – CONTINUED

OTHER SEGMENT Property	% Ownership	Type	% Occupancy	Square Feet In Service	Square Feet Under Development or Not Available for Lease	Square Feet Total Property
THE MART:						
THE MART, Chicago	100.0 %	Office / Retail / Trade show / Showroom	81.5%	3,693,000	—	3,693,000
527 West Kinzie, Chicago	100.0 %	Land	**(5)**	—	—	—
Other (1 property)[(2)], Chicago	50.0 %	Retail	85.5%	4,000	—	4,000
Total THE MART			**81.5%**	**3,697,000**	**—**	**3,697,000**
Our Ownership Interest			**81.5%**	**3,695,000**	**—**	**3,695,000**
555 California Street:						
555 California Street, San Francisco	70.0 %	Office / Retail	94.6%	1,509,000	—	1,509,000
315 Montgomery Street, San Francisco	70.0 %	Office / Retail	49.0%	235,000	—	235,000
345 Montgomery Street, San Francisco	70.0 %	Office / Retail	100.0%	76,000	—	76,000
Total 555 California Street			**88.9%**	**1,820,000**	**—**	**1,820,000**
Our Ownership Interest			**88.9%**	**1,274,000**	**—**	**1,274,000**
Other:						
Rosslyn Plaza, VA (197 units)[(2)]	45.6 %	Office / Residential	22.5% [(3)]	685,000	304,000	989,000
Fashion Centre Mall / Washington Tower, VA[(2)]	7.5 %	Office / Retail	95.6%	1,038,000	—	1,038,000
Wayne Towne Center, Wayne, NJ (ground leased through 2064)[(1)]	100.0 %	Retail	100.0%	690,000	—	690,000
Annapolis, MD (ground leased through 2042)[(1)]	100.0 %	Retail	100.0%	128,000	—	128,000
Atlantic City, NJ (11.3 acres ground leased through 2070 to VICI Properties for a portion of the Borgata Hotel and Casino complex)	100.0 %	Land	100.0%	—	—	—
Paramus, NJ (Vornado administrative headquarters)	100.0 %	Office	71.2%	129,000	—	129,000
650 Madison Avenue[(2)(6)], New York, NY	22.2 %	Office / Retail	67.1%	601,000	—	601,000
Total Other			**81.0%**	**3,271,000**	**304,000**	**3,575,000**
Our Ownership Interest			**82.4%**	**1,470,000**	**140,000**	**1,610,000**

(1) Term assumes all renewal options exercised, if applicable.
(2) Denotes property not consolidated in the accompanying consolidated financial statements and related financial data included in the Annual Report on Form 10-K.
(3) Excludes residential occupancy statistics.
(4) Includes 962 Third Avenue (the Annex building to 150 East 58th Street) 50.0% ground leased through 2118 (assuming all renewal options are exercised).
(5) Properties under development or to be developed.
(6) In 2022, our investment was written down to zero and we no longer record our share of net income (loss).

TOP 10 TENANTS BASED ON ANNUALIZED ESCALATED RENTS[(1)] (AT SHARE):

(Amounts in thousands, except square feet)

Tenant	Square Footage At Share	Annualized Escalated Rents At Share	% of Total Annualized Escalated Rents At Share
Meta Platforms, Inc.	693,500	$ 82,906	4.5%
IPG and affiliates	955,211	63,897	3.5%
Citadel	585,460	62,498	3.4%
New York University[(2)]	1,761,681	58,353	3.1%
Bloomberg L.P.	306,768	44,479	2.4%
Madison Square Garden & Affiliates	449,053	44,032	2.3%
Google/Motorola Mobility (guaranteed by Google)	759,446	43,464	2.3%
UMG Recordings, Inc,	336,700	35,411	1.9%
Apple Inc.	556,057	33,796	1.8%
Amazon (including its Whole Foods subsidiary)	312,694	32,421	1.7%

See notes below.

ANNUALIZED ESCALATED RENTS[(1)] (AT SHARE) BY TENANT INDUSTRY:

Industry	Percentage
Office:	
Financial Services	23%
Technology	13%
Professional Services	7%
Advertising/Marketing	6%
Entertainment and Electronics	6%
Education	4%
Real Estate	4%
Engineering, Architect & Surveying	3%
Health Services	2%
Communications	2%
Insurance	1%
Apparel	1%
Government	1%
Other	7%
	80%
Retail:	
Apparel	3%
Luxury Retail	3%
Restaurants	2%
Banking	1%
Grocery	1%
Other	5%
	15%
Showroom	5%
Total	100%

(1) Annualized escalated rents represent monthly contractual base rent before free rent plus tenant reimbursements multiplied by 12. Annualized escalated rents at share include leases signed but not yet commenced in place of current tenants or vacancy in the same space.

(2) Includes NYU's master lease of 1,076,000 square feet at 770 Broadway. In addition to the $9,281 annual lease payments, which are included in annualized escalated rents above, NYU made a $935,000 prepaid lease payment at lease commencement. See page 37 for further details.

NEW YORK

As of December 31, 2025, our New York segment consisted of 25.8 million square feet in 61 properties. The 25.8 million square feet is comprised of 19.9 million square feet of Manhattan office in 28 of the properties, 2.3 million square feet of Manhattan street retail in 45 of the properties, 1,331 units in two residential properties, and our 32.4% interest in Alexander's, which owns five properties in the greater New York metropolitan area, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg, L.P. headquarters building, and The Alexander, a 312-unit apartment tower in Queens. The New York segment also includes nine garages totaling 1.6 million square feet (4,685 spaces).

As of December 31, 2025, the occupancy rate for our New York segment was 90.0%.

Occupancy and weighted average annual rent per square foot:

Office:

			Vornado's Ownership Interest		
As of December 31,	Total Square Feet	In Service Square Feet	In Service Square Feet At Share	Occupancy Rate	Weighted Average Annual Escalated Rent Per Square Foot
2025	19,884,000	19,235,000	17,078,000	91.2%	$ 90.56
2024	20,343,000	18,714,000	16,024,000	88.8%	88.38
2023	20,383,000	18,699,000	16,001,000	90.7%	86.30
2022	19,902,000	18,724,000	16,028,000	91.9%	83.98
2021	20,630,000	19,442,000	16,757,000	92.2%	80.01

Retail:

			Vornado's Ownership Interest		
As of December 31,	Total Square Feet	In Service Square Feet	In Service Square Feet At Share	Occupancy Rate	Weighted Average Annual Escalated Rent Per Square Foot
2025	2,287,000	2,030,000 (1)	1,659,000	79.4%	$ 228.41
2024	2,421,000	2,387,000	1,943,000	73.7%	213.05
2023	2,394,000	2,123,000	1,684,000	74.9%	224.88
2022	2,556,000	2,289,000	1,851,000	74.4%	215.72
2021	2,693,000	2,267,000	1,825,000	80.7%	214.22

(1) Reflects the impact of the 100 West 33rd Street retail space coming out of service during 2025.

Occupancy and average monthly rent per unit:

Residential:

		Vornado's Ownership Interest		
As of December 31,	Total Number of Units	Total Number of Units	Occupancy Rate	Average Monthly Rent Per Unit
2025	1,643	769	95.5%	$ 5,051
2024	1,642	769	96.6%	4,713
2023	1,974	939	96.8%	4,115
2022	1,976	941	96.7%	3,882
2021	1,986	951	97.0%	3,776

NEW YORK – CONTINUED

Lease expirations as of December 31, 2025 (at share):

Year	Number of Expiring Leases	Square Feet of Expiring Leases[(1)]	Percentage of New York Square Feet	Annualized Escalated Rents of Expiring Leases	
				Total	Per Square Foot
Office:					
Fourth Quarter 2025[(2)]	8	37,000	0.2%	$ 3,000,000	$ 81.08
2026	63	929,000	6.1%	74,154,000	79.82 [(3)]
2027	89	953,000	6.2%	80,578,000	84.55
2028[(4)]	65	970,000	6.3%	77,672,000	80.07
2029	73	1,125,000	7.3%	87,124,000	77.44
2030	60	718,000	4.7%	65,470,000	91.18
2031	49	876,000	5.7%	82,530,000	94.21
2032	29	1,182,000	7.7%	113,366,000	95.91
2033	27	563,000	3.7%	49,133,000	87.27
2034	32	431,000	3.3%	40,755,000	94.56
2035	37	1,030,000	7.2%	83,452,000	81.02
Retail:					
Fourth Quarter 2025[(2)]	2	1,000	0.1%	$ 25,000	$ 25.00
2026	8	21,000	1.8%	5,198,000	247.52 [(5)]
2027	18	53,000	4.8%	22,931,000	432.66
2028	9	41,000	3.7%	9,912,000	241.76
2029	13	52,000	4.7%	22,546,000	433.58
2030	14	144,000	12.9%	23,737,000	164.84
2031	20	57,000	5.1%	30,232,000	530.39
2032	22	62,000	5.6%	31,907,000	514.63
2033	14	36,000	3.2%	12,272,000	340.89
2034	35	146,000	13.1%	20,475,000	140.24
2035	11	24,000	2.7%	12,372,000	515.50

(1) Excludes storage, vacancy and other.
(2) Includes month-to-month leases, holdover tenants, and leases expiring on the last day of the current quarter.
(3) Based on current market conditions, we expect to re-lease this space at rents between $85 to $95 per square foot.
(4) Excludes the expiration of 492,000 square feet at 909 Third Avenue for U.S. Post Office as we assume the exercise of all renewal options through 2038 given the below-market rent on their options.
(5) Based on current market conditions, we expect to re-lease this space at rents between $450 to $500 per square foot.

Alexander's

As of December 31, 2025, we own 32.4% of the outstanding common stock of Alexander's, which owns five properties in the greater New York City aggregating 2.4 million square feet, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg L.P. headquarters building. As of December 31, 2025, Alexander's had an occupancy rate of 94.6% and a weighted average annual rent per square foot of $115.14.

OTHER REAL ESTATE AND INVESTMENTS

THE MART

We own the 3.7 million square foot THE MART in Chicago, whose largest tenant is Motorola Mobility at 609,000 square feet, the lease of which is guaranteed by Google. As of December 31, 2025, THE MART had an occupancy rate of 81.5% and a weighted average annual rent per square foot of $54.03.

555 California Street

We own a 70% controlling interest in a three-building office complex aggregating 1.8 million square feet, located at California and Montgomery Streets in San Francisco's financial district ("555 California Street"). As of December 31, 2025, 555 California Street had an occupancy rate of 88.9%, which reflects the impact of lease expirations at 315 Montgomery Street during the fourth quarter, and a weighted average annual rent per square foot of $103.50.

ITEM 3. LEGAL PROCEEDINGS

We are from time to time involved in legal actions arising in the ordinary course of business. In our opinion, after consultation with legal counsel, the outcome of such matters is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Vornado Realty Trust

Vornado's common shares are traded on the New York Stock Exchange under the symbol "VNO."

As of February 1, 2026, there were 648 holders of record of Vornado common shares.

Vornado Realty L.P.

There is no established trading market for the Operating Partnership's Class A units. Class A units that are not held by Vornado may be tendered for redemption to the Operating Partnership for cash; Vornado, at its option, may assume that obligation and pay the holder either cash or Vornado common shares on a one-for-one basis. Because the number of Vornado common shares outstanding at all times equals the number of Class A units owned by Vornado, the redemption value of each Class A unit is equivalent to the market value of one Vornado common share, and the distribution to a Class A unit holder is equal to the dividend paid to a Vornado common shareholder.

As of February 1, 2026, there were 787 Class A unitholders of record.

Recent Sales of Unregistered Securities

Vornado Realty Trust

During the fourth quarter of 2025, Vornado issued 73,895 of its common shares for the redemption of Class A units by certain limited partners of Vornado Realty L.P., and conversions of Series A preferred shares. Such shares were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. There were no cash proceeds associated with these issuances.

Vornado Realty L.P.

During the fourth quarter of 2025, Vornado Realty L.P. issued 728,527 Class A units to satisfy conversions of restricted Operating Partnership units ("LTIP Units"). There were no cash proceeds associated with these issuances.

On December 16, 2025, the Operating Partnership granted 28,919 LTIP Units at a market price of $34.58 per unit to Vornado consultants that are not executives of the Company as part of their annual consulting fees. The units were issued outside of Vornado's Omnibus Share Plan.

All of the securities referred to above were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

From time to time, in connection with equity awards granted under our Omnibus Share Plan, we may withhold common shares for tax purposes or acquire common shares as part of the payment of the exercise price. Although we treat these as repurchases for certain financial statement purposes, these withheld or acquired shares are not considered by us as repurchases for this purpose.

Information relating to compensation plans under which Vornado's equity securities are authorized for issuance is set forth under Part III, Item 12 of this Annual Report on Form 10-K and such information is incorporated by reference herein.

Recent Purchases of Unregistered Securities

Vornado Realty Trust

In April 2023, our Board of Trustees authorized a share repurchase plan under which Vornado is authorized to repurchase up to $200,000,000 of its outstanding common shares. The following table summarizes share repurchases executed under the plan during the three months ended December 31, 2025.

Period	Total Number of Shares Repurchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 1, 2025 - October 31, 2025	—	$ —	—	$ 170,857,099
November 1, 2025 - November 30, 2025	660,498	35.24	660,498	147,582,863
December 1, 2025 - December 31, 2025	801,862	34.53	801,862	119,895,368

(1) Average price paid per share excludes costs associated with the repurchases.

Share repurchases may be made from time to time in the open market, through privately negotiated transactions or through other means as permitted by federal securities laws, including through block trades, accelerated share repurchase transactions and/or trading plans intended to qualify under Rule 10b5-1. The timing, manner, price and amount of any repurchases will be determined in Vornado's discretion depending on business, economic and market conditions, corporate and regulatory requirements, prevailing prices for Vornado's common shares, alternative uses for capital and other considerations. The program does not have an expiration date and may be suspended or discontinued at any time and does not obligate Vornado to make any repurchases of its common shares.

Vornado Realty L.P.

Vornado Realty L.P. repurchased Class A units from Vornado Realty Trust equivalent to the number and price of common shares repurchased by Vornado Realty Trust during the three months ended December 31, 2025, as disclosed in the table above.

Performance Graph

The following graph is a comparison of the five-year cumulative return of Vornado's common shares, the Standard & Poor's 400 MidCap Index (the "S&P 400 MidCap Index") and the FTSE NAREIT Equity Office Index (the "FTSE Office"), a peer group index. The graph assumes that $100 was invested on December 31, 2020 in our common shares, the S&P 400 MidCap Index, and the FTSE Office Index and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our shares will continue in line with the same or similar trends depicted in the graph below.



Comparison of Five-Year Cumulative Return
$175
$150
$125
$100
$75
$50
$25
2020
2021
2022
2023
2024
2025
Vornado Realty Trust
S&P 400 MidCap Index
FTSE Office

	2020	2021	2022	2023	2024	2025
Vornado Realty Trust	$ 100	$ 118	$ 63	$ 87	$ 132	$ 107
S&P 400 MidCap Index	100	125	108	126	144	155
FTSE Office	100	122	76	78	94	81

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion should be read in conjunction with the financial statements and related notes included under Part II, Item 8 of this Annual Report on Form 10-K.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") within this section is focused on the years ended December 31, 2025 and 2024, including year-to-year comparisons between these years. Our MD&A for the year ended December 31, 2023, including year-to-year comparisons between 2024 and 2023, can be found in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Overview

Vornado Realty Trust ("Vornado") is a fully-integrated real estate investment trust ("REIT") and conducts its business through, and substantially all of its interests in properties are held by, Vornado Realty L.P., (the "Operating Partnership") a Delaware limited partnership. Accordingly, Vornado's cash flow and ability to pay dividends to its shareholders are dependent upon the cash flow of the Operating Partnership and the ability of its direct and indirect subsidiaries to first satisfy their obligations to creditors. Vornado is the sole general partner of and owned approximately 91.3% of the common limited partnership interest in the Operating Partnership as of December 31, 2025. All references to the "Company," "we," "us" and "our" mean, collectively, Vornado, the Operating Partnership and those subsidiaries consolidated by Vornado.

We own and operate office and retail properties with a concentration in the New York metropolitan area. In addition, we have a 32.4% interest in Alexander's, Inc. ("Alexander's") (NYSE: ALX), which owns five properties in the greater New York metropolitan area, as well as interests in other real estate and investments.

Our business objective is to maximize Vornado shareholder value, which we measure by the total return provided to our shareholders. Below is a table comparing Vornado's performance to the FTSE Office and the MSCI US REIT Index ("MSCI") for the following periods ended December 31, 2025:

	Total Return(1)		
	Vornado	FTSE Office	MSCI
Three-month	(16.1%)	(13.1%)	(1.7%)
One-year	(19.1%)	(14.0%)	3.0%
Three-year	70.4%	6.6%	27.3%
Five-year	6.9%	(18.9%)	37.5%
Ten-year	(38.3%)	(11.4%)	74.2%

(1) Past performance is not necessarily indicative of future performance.

We intend to achieve this objective by continuing to pursue our investment philosophy and to execute our operating strategies through:

- maintaining a superior team of operating and investment professionals and an entrepreneurial spirit;
- investing in properties in select markets, such as New York City, where we believe there is a high likelihood of capital appreciation;
- acquiring quality properties at a discount to replacement cost and where there is a significant potential for higher rents;
- developing and redeveloping properties to increase returns and maximize value; and
- investing in operating companies that have a significant real estate component.

We expect to finance our growth from acquisitions, developments, redevelopments and investments using internally generated funds and proceeds from asset sales and by accessing the public and private capital markets. We may also offer Vornado common or preferred shares or Operating Partnership units in exchange for property and may repurchase or otherwise reacquire these securities in the future.

We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are rents charged, tenant concessions offered, attractiveness of location, the quality of the property and the breadth and the quality of services provided. Our success depends upon, among other factors, trends of the global, national, regional and local economies, the financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation, population and employment trends. See "Risk Factors" in Item 1A for additional information regarding these factors.

Our business has been, and may continue to be, affected by interest rates fluctuations, the effects of inflation and other uncertainties including the potential for an economic downturn. These factors could have a material impact on our business, financial condition, results of operations and cash flows.

Overview - continued

Vornado Realty Trust

Year Ended December 31, 2025 Financial Results Summary

Net income attributable to common shareholders for the year ended December 31, 2025 was $842,851,000, or $4.20 per diluted share, compared to $8,275,000, or $0.04 per diluted share, for the year ended December 31, 2024.

Funds from operations ("FFO") attributable to common shareholders plus assumed conversions for the year ended December 31, 2025 was $486,826,000, or $2.42 per diluted share, compared to $470,021,000, or $2.37 per diluted share, for the year ended December 31, 2024. The years ended December 31, 2025 and 2024 include certain items that impact FFO, which are listed in the table below. The aggregate of these items, net of amounts attributable to noncontrolling interests, increased FFO by $21,272,000, or $0.10 per diluted share, for the year ended December 31, 2025 and by $22,950,000, or $0.11 per diluted share, for the year ended December 31, 2024.

The following table reconciles the difference between our FFO attributable to common shareholders plus assumed conversions and our FFO attributable to common shareholders plus assumed conversions, as adjusted:

(Amounts in thousands)	For the Year Ended December 31,	
	2025	2024
Certain (income) expense items that impact FFO attributable to common shareholders plus assumed conversions:		
After-tax net gain on sale of 220 Central Park South ("220 CPS") condominium units and ancillary amenities	$ (17,020)	$ (13,069)
Gain on sale of Canal Street residential condominium units	(13,911)	—
Deferred tax liability on our investment in the Farley Building (held through a taxable REIT subsidiary)	13,176	14,353
Our share of the gain on the discounted extinguishment of the 280 Park Avenue mezzanine loan	—	(31,215)
Other	(5,315)	5,000
	(23,070)	(24,931)
Noncontrolling interests' share of above adjustments on a dilutive basis	1,798	1,981
Total of certain (income) expense items that impact FFO attributable to common shareholders plus assumed conversions, net	$ (21,272)	$ (22,950)

Same Store Net Operating Income ("NOI") At Share

The percentage increase (decrease) in same store NOI at share and same store NOI at share - cash basis of our New York segment, THE MART and 555 California Street are below.

Year Ended December 31, 2025 compared to December 31, 2024:	Total	New York	THE MART[(1)]	555 California Street
Same store NOI at share % increase	5.4 %	3.9 % [(2)]	34.3 %	1.3%
Same store NOI at share - cash basis % (decrease) increase	(5.5)%	(6.6)% [(3)(4)]	24.6 %	(16.2%) [(5)]

(1) 2025 includes the impact of a reversal of a prior period tax accrual resulting from a property tax reassessment and 2024 includes a $4,560,000 write-off of a receivable arising from the straight-lining of rents due to the tenant being deemed uncollectible.

(2) Excludes the impact of the $17,240,000 reversal of previously accrued PENN 1 ground rent.

(3) Decrease in same store NOI at share - cash basis vs. GAAP basis is primarily due to (i) current period PENN 1 ground rent increase and (ii) GAAP rent commencing on new leases with free rent periods.

(4) Excludes the impact of the April 2025 $22,361,000 true-up payment for prior period PENN 1 ground rent owed based on the rent reset determination (which is subject to the ongoing litigation discussed on the following page).

(5) Decrease in same store NOI at share cash basis vs. GAAP basis is primarily due to GAAP rent commencing on new leases with free rent periods.

Calculations of same store NOI at share, reconciliations of our net income to NOI at share, NOI at share - cash basis and FFO and the reasons we consider these non-GAAP financial measures useful are provided in the following pages of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Dividends/Share Repurchase Program

On December 8, 2025, Vornado's Board of Trustees declared a dividend of $0.74 per common share for 2025. We anticipate that in 2026 we will continue our common share dividend policy of paying one common share dividend in the fourth quarter.

During the year ended December 31, 2025, we repurchased 1,462,360 common shares for $50,962,000 at an average price per share of $34.85. Subsequent to December 31, 2025, we repurchased 889,566 common shares for $28,756,000, at an average price per share of $32.33.

As of February 6, 2026, $91,140,000 remained available for repurchases under a $200,000,000 share repurchase plan authorized by Vornado's Board of Trustees in 2023.

Overview - continued

PENN 1 Ground Rent Reset Determination

On April 22, 2025, an arbitration panel (the "Panel") appointed to determine the ground rent payable for the PENN 1 land parcel for the 25-year period beginning June 17, 2023 determined that the annual rent payable will be $15,000,000 or $20,220,000, depending on the outcome of litigation described in the following paragraph. On July 21, 2025, the ground lessor filed a motion in New York County Supreme Court to vacate the Panel's ground rent determination. On October 31, 2025, the court granted the ground lessor's motion. We believe the decision is without merit and are appealing the court's decision.

Further, litigation is currently pending between the parties in New York County Supreme Court regarding the existence of a sublease potentially affecting the value of the land parcel. The court denied our motion to dismiss that action and, in January 2026, the appellate court affirmed that decision. That sublease litigation is now continuing in front of the lower court. Under the Panel's decision (assuming the aforementioned vacatur decision that we are appealing is reversed), if the fee owner prevails in a final judgment in that litigation, the annual rent for the 25-year term will be $20,220,000, retroactive to June 17, 2023.

We were accruing $26,205,000 per annum of ground rent based on a previous estimate and therefore, in connection with the Panel's determination (which is subject to the ongoing litigation described above), we reversed $17,240,000 of previously accrued rent expense during the year ended December 31, 2025, and are now paying based on a $15,000,000 annual rent amount.

350 Park Avenue

On December 18, 2025, an affiliate of Kenneth C. Griffin, Citadel Enterprise Americas LLC's ("Citadel") Founder and CEO ("KG"), exercised an option to acquire at least a 60% interest in a joint venture (the "350 Park JV") that would develop the 350 Park Avenue site (the "Investment Option"). Vornado and the Rudin Family, via a joint venture (the "Vornado/Rudin JV"), have the option to acquire an interest between 23% and 40% in the 350 Park JV (with Vornado having an effective ownership ranging from 21% to 36%). 350 Park JV would combine 350 Park Avenue with 39 East 51st Street (owned by the Vornado/Rudin JV) and 40 East 52nd Street (owned by the Rudin Family) to build a new 1,850,000 square foot office tower (the "350 Park Site") with Citadel as the anchor tenant. The Vornado/Rudin JV has until July 2026 to determine whether to enter into the 350 Park JV with KG or to exercise the option to put the 350 Park Site to KG for $1.2 billion ($900,000,000 to Vornado). The Investment Option closing is subject to the satisfaction of certain conditions.

770 Broadway

On May 5, 2025, we completed a master lease with New York University ("NYU") to lease 1,076,000 square feet at 770 Broadway, on an "as is", triple net basis for a 70-year lease term. Under the terms of the master lease, a rental agreement under Section 467 of the Internal Revenue Code, NYU made a prepaid lease payment of $935,000,000, and will also make annual lease payments of $9,281,000 during the lease term. NYU has an option to purchase the leased premises in both 2055 and at the end of the lease term in 2095. NYU assumed the existing office leases at the property.

We used a portion of the prepaid lease payment to repay the $700,000,000 mortgage loan which previously encumbered the property.

Vornado retained the 92,000 square feet retail condominium leased to Wegmans.

In connection with the transaction, we recorded a gain on sales-type lease of $803,248,000.

Acquisitions

Investment in Loan

On July 24, 2025, we purchased the $35,000,000 A-Note secured by 3 East 54th Street at par plus accrued interest. The A-Note accrues interest at 4.89% plus 4.00% default interest. The A-Note was recorded to "other assets" on our consolidated balance sheets. We previously acquired the $50,000,000 B-Note secured by the property in August 2024. The A-Note and B-Note were in default. On January 7, 2026, we closed on the acquisition of the property for $141,000,000. The $107,000,000 loan balance, including default interest and advances, was credited towards the purchase price.

3 East 54th Street is a demolition-ready asset situated on 18,400 square feet of land and is located between Fifth Avenue and Madison Avenue on 54th Street, adjacent to the St. Regis Hotel and our Upper Fifth Avenue retail properties. The land is zoned for approximately 232,500 buildable square feet as-of-right, and we intend to promptly demolish the existing buildings on the site.

623 Fifth Avenue

On September 4, 2025, we purchased the 623 Fifth Avenue office condominium, a 36-story, 383,000 square foot building for $218,000,000, which is included in "Development costs and construction in progress" on our consolidated balance sheets. At closing, we borrowed $145,420,000 under our revolving credit facility to partially finance the acquisition. We are redeveloping the asset into a premier, boutique office building.

Overview - continued

Dispositions

666 Fifth Avenue (Fifth Avenue and Times Square JV)

On January 8, 2025, the Fifth Avenue and Times Square JV completed the sale to UNIQLO of the portion of its U.S. flagship store at 666 Fifth Avenue owned by the joint venture for $350,000,000 and realized net proceeds of $342,000,000. The net proceeds were used to partially redeem Vornado’s preferred equity on the asset. The joint venture continues to own 23,832 square feet of retail space (7,416 square feet at grade) at 666 Fifth Avenue consisting of the Abercrombie & Fitch and Tissot stores. We recognized a financial statement gain of $76,162,000, which is included in “income from partially owned entities” on our consolidated statements of income.

220 Central Park South

During the year ended December 31, 2025, we closed on the sale of three condominium units and ancillary amenities at 220 Central Park South (“220 CPS”) for net proceeds of $37,374,000, resulting in a financial statement net gain of $21,080,000 which is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income. In connection with these sales, $4,051,000 of income tax expense was recognized on our consolidated statements of income. One unit remains unsold.

Canal Street Condominium Units

During the year ended December 31, 2025, we closed on the sale of eight residential and two retail condominium units at 304-306 Canal Street and 334 Canal Street for net proceeds of $32,613,000, resulting in a financial statement net gain of $14,211,000 which is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income. All units have been sold.

49 West 57th Street

On June 26, 2025, a joint venture, in which we own a 50.0% interest, completed the sale of the 49 West 57th Street commercial condominium. We received net proceeds of $8,650,000 and recognized a financial statement net gain of $2,527,000 which is included in "income from partially owned entities" on our consolidated statements of income.

512 West 22nd Street

On August 14, 2025, a joint venture, in which we own a 55.0% interest, completed the sale of 512 West 22nd Street, a 173,000 square foot office building, for $205,000,000. The joint venture used a portion of the proceeds to repay the $122,930,000 mortgage loan encumbering the property. We received net proceeds of $37,900,000 and recognized a financial statement net gain of $11,002,000, which is included in “income from partially owned entities” on our consolidated statements of income.

Financings

Senior Unsecured Notes due 2025

We repaid our $450,000,000 3.50% senior unsecured notes on their January 15, 2025 maturity date.

1535 Broadway (Fifth Avenue and Times Square JV)

On April 14, 2025, the Fifth Avenue and Times Square JV completed a $450,000,000 financing of 1535 Broadway. The interest-only non-recourse loan bears interest at a fixed rate of 6.90% and matures in May 2030. After transaction costs and reserves, $407,000,000 of the net proceeds from the financing were used to partially redeem Vornado’s preferred equity on the asset.

Sustainability Margin Adjustment

In April 2025, we qualified for a sustainability margin adjustment on our unsecured term loan and revolving credit facilities by achieving certain KPI metrics, which reduced our interest rate by 0.05% and 0.04%, respectively. Following the January 2026 refinancing of our 2031 revolving credit facility and unsecured term loan, we expect to requalify for this interest rate reduction in April 2026 and we continue to qualify for this interest rate reduction on our existing 2029 revolving credit facility.

Independence Plaza

On June 5, 2025, a joint venture, in which we have a 50.1% interest, completed a $675,000,000 refinancing of Independence Plaza, a 1,328 unit residential complex in the Tribeca submarket of Manhattan. The interest-only non-recourse loan bears interest at a fixed rate of 5.84% and matures in June 2030. The loan replaced the previous $675,000,000 loan that was scheduled to mature in July 2025 and bore interest at 4.25%.

PENN 11

On July 16, 2025, we completed a $450,000,000 refinancing of PENN 11, a 1,200,000 square foot Manhattan office building. The five-year interest-only loan matures in August 2030 and has a fixed rate of 6.35%. We paid down by $50,000,000 the prior $500,000,000 loan that bore interest at a rate of SOFR plus 2.06% (swapped to an all-in fixed rate of 6.28%) and was scheduled to mature in October 2025. The swap was terminated at the time of refinancing, and we received $130,000 of proceeds.

Overview - continued

Financings - continued

4 Union Square South

On August 12, 2025, we completed a $120,000,000 refinancing of 4 Union Square South, a 204,000 square foot Manhattan retail property. The ten-year interest-only loan matures in September 2035 and has a fixed rate of 5.64%. The loan replaced the previous $120,000,000 loan that bore interest at SOFR plus 1.50% and was scheduled to mature in August 2025.

650 Madison Avenue

In October 2025, a joint venture, in which we own a 22.2% interest, received a notice of default (the "Notice") on the $800,000,000 non-recourse mortgage loan secured by 650 Madison Avenue, a 601,000 square foot Manhattan office and retail property. The Notice asserted that the joint venture was in default under the loan agreement due to its failure to pay the full interest and reserve amounts due and owing under the loan agreement and that the joint venture's obligations became immediately due and payable. In November 2025, the joint venture cured the default and the loan is currently in good standing.

As previously announced in the fourth quarter of 2022, we wrote off our entire investment in 650 Madison Avenue and accordingly carry this investment at zero on our balance sheet and no longer record our share of net income (loss) from this investment.

Alexander's Inc. ("Alexander's")

On December 5, 2025, Alexander's completed a $175,000,000 refinancing of Rego Park II shopping center, located in Queens, New York. The five-year interest-only loan matures in December 2030 and bears interest at a rate of SOFR plus 2.00%. Alexander's paid down by $23,544,000 the prior $198,544,000 loan that bore interest at a rate of SOFR plus 1.45% and was scheduled to mature in December 2025.

On December 23, 2025, Alexander's entered into an agreement to restructure the $300,000,000 mortgage loan on the retail condominium portion of 731 Lexington Avenue, which previously bore interest at SOFR plus 1.51%. The restructured loan was split into (i) a $132,500,000 senior A-Note that was purchased by a wholly owned subsidiary of Alexander's, which bears interest at a fixed rate of 7.00% and (ii) a $167,500,000 junior C-Note held by the lenders of the original loan, which accrues PIK interest at 4.55%. In addition, Alexander's has the right to fund operating shortfalls, interest on the A-Note and capital for re-leasing at the property through a B-Note, which will be junior to the A-Note and senior to the C-Note. The B-Note bears interest at a fixed rate of 13.50%, except for loan amounts above $65,000,000 used to pay interest on the A-Note, which will bear interest at a fixed rate of 7.00%. The restructured loan matures in December 2035.

888 Seventh Avenue

On December 10, 2025, the $244,543,000 non-recourse mortgage loan on 888 Seventh Avenue matured and was not repaid, at which time the lenders declared an event of default. The loan currently bears interest at a rate of SOFR plus 1.80% and provides for additional default interest of 3.00%. The default interest was waived for a ninety-day period. We have executed a term sheet with the lenders pursuant to which the lenders will forebear from exercising their remedies and will waive default interest until February 2027, subject to certain conditions. There can be no assurance that the forbearance agreement will be completed.

Overview - continued

Leasing Activity For the Year Ended December 31, 2025

The leasing activity and related statistics below are based on leases signed during the period and are not intended to coincide with the commencement of rental revenue in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Second generation relet space represents square footage that has not been vacant for more than nine months and tenant improvements and leasing commissions are based on our share of square feet leased during the period.

(Square feet in thousands)	New York			
	Office[(1)]	Retail	THE MART	555 California Street
Year Ended December 31, 2025				
Total square feet leased	3,742	130	394	446
Our share of square feet leased:	3,510	103	394	312
Initial rent[(2)]	$ 97.86	$ 186.34	$ 50.93	$ 117.28
Weighted average lease term (years)	11.3	9.4	8.0	10.8
Second generation relet space:				
Square feet	1,104	71	218	246
GAAP basis:				
Straight-line rent[(3)]	$ 86.21	$ 151.71	$ 49.37	$ 133.94
Prior straight-line rent	$ 78.12	$ 137.23	$ 49.85	$ 108.97
Percentage increase (decrease)	10.4 %	10.6 %	(1.0)%	22.9 %
Cash basis (non-GAAP):				
Initial rent[(2)]	$ 90.69	$ 142.43	$ 53.25	$ 126.30
Prior escalated rent	$ 84.10	$ 143.94	$ 56.11	$ 117.44
Percentage increase (decrease)	7.8 %	(1.0)%	(5.1)%	7.5 %
Tenant improvements and leasing commissions:				
Per square foot	$ 148.41	$ 146.78	$ 97.66	$ 192.27
Per square foot per annum	$ 13.13	$ 15.61	$ 12.21	$ 17.80
Percentage of initial rent	13.4 %	8.4 %	24.0 %	15.2 %

(1) The leasing statistics other than square feet leased, exclude the impact of the 1,076 square foot master lease to NYU at 770 Broadway.

(2) Represents the cash basis weighted average starting rent per square foot, which is generally indicative of market rents. Most leases include free rent and periodic step-ups in rent which are not included in the initial cash basis rent per square foot but are included in the GAAP basis straight-line rent per square foot.

(3) Represents the GAAP basis weighted average rent per square foot that is recognized over the term of the respective leases and includes the effect of free rent and periodic step-ups in rent.

Overview - continued

Square footage (in service) and Occupancy as of December 31, 2025

(Square feet in thousands)	Number of properties		Square Feet (in service) Total Portfolio	Our Share	Occupancy %	
New York:						
Office	26	(1)	19,235	17,078	91.2%	
Retail (includes retail properties that are in the base of our office properties)	45	(1)	2,030	1,659	79.4%	(2)
Residential - 1,643 units[3]	2	(1)	1,196	604	95.5%	(3)
Alexander's	5		2,108	683	94.6%	(3)
			24,569	20,024	90.0%	
Other:						
THE MART	3		3,697	3,695	81.5%	
555 California Street	3		1,820	1,274	88.9%	
Other	13	(4)	3,271	1,470	82.4%	
			8,788	6,439		
Total square feet as of December 31, 2025			33,357	26,463		

See notes below.

Square footage (in service) and Occupancy as of December 31, 2024

(Square feet in thousands)	Number of properties		Square Feet (in service) Total Portfolio	Our Share	Occupancy %	
New York:						
Office	30	(1)	18,714	16,024	88.8 %	
Retail (includes retail properties that are in the base of our office properties)	49	(1)	2,387	1,943	73.7 %	
Residential - 1,642 units[3]	2	(1)	1,196	604	96.6 %	(3)
Alexander's	5		2,067	670	99.1 %	(3)
			24,364	19,241	87.6%	
Other:						
THE MART	3		3,703	3,694	80.1 %	
555 California Street	3		1,821	1,275	92.0 %	
Other	11		2,537	1,202	86.5 %	
			8,061	6,171		
Total square feet as of December 31, 2024			32,425	25,412		

(1) Reflects the Office, Retail and Residential space within our 56 and 61 total New York properties in service as of December 31, 2025 and 2024, respectively.
(2) Reflects the impact of the 100 West 33rd Street retail space coming out of service during 2025.
(3) The Alexander Apartment Tower (312 units) is reflected in Residential unit count and occupancy.
(4) Reflects the reclassification of our 22.2% interest in 650 Madison Avenue (see page 39 for further details) and our Paramus administrative headquarters from "Office" to "Other" during the year ended December 31, 2025.

Critical Accounting Estimates

In preparing the consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Below is a summary of the critical accounting estimates used in the preparation of our consolidated financial statements. A discussion of our accounting policies is included in Note 2 - *Basis of Presentation and Significant Accounting Policies* to our consolidated financial statements in this Annual Report on Form 10-K.

Acquisitions of Real Estate

Upon the acquisition of real estate, we assess whether the transaction should be accounted for as an asset acquisition or as a business combination. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. Our acquisitions of real estate generally will not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related identified intangible assets).

We assess the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and we allocate the purchase price on a relative fair value basis. We assess fair value based on estimated cash flow projections based on a number of factors such as historical operating results, known trends, and market/economic conditions and make key assumptions regarding the discount and capitalization rates used in our analyses. The use of different assumptions to value the acquired properties and allocate value between land and building could affect the revenues recognized over the terms of the leases at our properties and the expenses recognized over the property's estimated remaining useful life on our consolidated statements of income.

Impairment Analyses for Investments in Real Estate and Unconsolidated Partially Owned Entities

Our investments in consolidated properties, including any related right-of-use assets and intangible assets, and unconsolidated partially owned entities are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For our unconsolidated partially owned entities, we consider various qualitative factors to determine if a decrease in the value of our investment is other-than-temporary during our intended holding period. Assessing impairment can be complex and involves a high degree of subjectivity in determining if impairment indicators are present and in estimating the future undiscounted cash flows or the fair value of an asset. In particular, these estimates are sensitive to significant assumptions, including the estimation of future rental revenues, operating expenses, capital expenditures, discount rates and capitalization rates and our intent and ability to hold the related asset, all of which could be affected by our expectations about future market or economic conditions. These estimates can have a significant impact on the undiscounted cash flows or estimated fair value of an asset and could thereby affect the value of our real estate investments on our consolidated balance sheets as well as any potential impairment losses recognized on our consolidated statements of income.

Collectability Assessments for Revenue Recognition

We evaluate on an individual lease basis whether it is probable that we will collect substantially all amounts due from our tenants and recognize changes in the collectability assessment of our operating leases as adjustments to rental revenue. Management exercises judgment in assessing collectability of tenant receivables and considers payment history, current credit status, publicly available information about the financial condition of the tenant, and other factors. Our assessment of the collectability of tenant receivables can have a significant impact on the rental revenue recognized in our consolidated statements of income.

Recent Accounting Pronouncements

See Note 2 – *Basis of Presentation and Significant Accounting Policies* to our consolidated financial statements in this Annual Report on Form 10-K for a discussion concerning recent accounting pronouncements.

NOI At Share by Segment for the Years Ended December 31, 2025 and 2024

NOI at share represents total revenues less operating expenses including our share of partially owned entities. NOI at share - cash basis represents NOI at share adjusted to exclude straight-line rental income and expense, amortization of acquired below and above market leases, accruals for ground rent resets yet to be determined, and other non-cash adjustments. We consider NOI at share to be the primary non-GAAP financial measure for making decisions and assessing the unlevered performance of our segments as it relates to the return on assets as opposed to the levered return on equity. As properties are bought and sold based on NOI at share - cash basis, we utilize this measure to make investment decisions as well as to compare the performance of our assets to that of our peers. NOI at share and NOI at share - cash basis should not be considered alternatives to net income or cash flow from operations and may not be comparable to similarly titled measures employed by other companies.

Below is a summary of NOI at share and NOI at share - cash basis by segment for the years ended December 31, 2025 and 2024.

(Amounts in thousands)	For the Year Ended December 31, 2025		
	Total	New York	Other
Total revenues	$ 1,810,425	$ 1,476,522	$ 333,903
Operating expenses	(919,959)	(766,758)	(153,201)
NOI - consolidated	890,466	709,764	180,702
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries	(41,882)	(13,846)	(28,036)
Add: NOI from partially owned entities	263,315	253,504	9,811
NOI at share	1,111,899	949,422	162,477
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net and other	(131,477)	(130,602)	(875)
NOI at share - cash basis	$ 980,422	$ 818,820	$ 161,602

(Amounts in thousands)	For the Year Ended December 31, 2024		
	Total	New York	Other
Total revenues	$ 1,787,686	$ 1,471,997	$ 315,689
Operating expenses	(927,796)	(766,347)	(161,449)
NOI - consolidated	859,890	705,650	154,240
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries	(39,367)	(12,899)	(26,468)
Add: NOI from partially owned entities	279,229	269,159	10,070
NOI at share	1,099,752	961,910	137,842
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net and other	(3,663)	(17,888)	14,225
NOI at share - cash basis	$ 1,096,089	$ 944,022	$ 152,067

NOI At Share by Segment for the Years Ended December 31, 2025 and 2024 - continued

The elements of our New York and Other NOI at share for the years ended December 31, 2025 and 2024 are summarized below.

(Amounts in thousands)	For the Year Ended December 31,	
	2025	2024
New York:		
Office(1)	$ 713,694	$ 706,592
Retail(2)	175,694	191,379
Residential	25,406	24,044
Alexander's	34,628	39,895
Total New York	949,422	961,910
Other:		
THE MART(3)	69,196	51,686
555 California Street	68,436	64,963
Other investments	24,845	21,193
Total Other	162,477	137,842
NOI at share	$ 1,111,899	$ 1,099,752

See notes below.

The elements of our New York and Other NOI at share - cash basis for the years ended December 31, 2025 and 2024 are summarized below.

(Amounts in thousands)	For the Year Ended December 31,	
	2025	2024
New York:		
Office(4)	$ 595,926	$ 698,138
Retail(2)	160,779	176,798
Residential	23,796	22,914
Alexander's	38,319	46,172
Total New York	818,820	944,022
Other:		
THE MART(3)	71,219	57,235
555 California Street	65,655	74,621
Other investments	24,728	20,211
Total Other	161,602	152,067
NOI at share - cash basis	$ 980,422	$ 1,096,089

(1) Increase is primarily due to revenue recognition on new leases partially offset by the impact of the NYU master lease at 770 Broadway, which included a $935,000 rent prepayment (see page 37 for further details).
(2) 2025 includes the impact of the sale of a portion of the 666 Fifth Avenue retail condominium (see page 38 for further details).
(3) 2025 includes the impact of a reversal of a prior period tax accrual resulting from a property tax reassessment.
(4) Decrease is primarily due to (i) the impact of the NYU master lease at 770 Broadway, which included a $935,000 rent prepayment (see page 37 for further details), (ii) free rent periods on new leases commencing, and (iii) the April 2025 payment of $22,361 for prior period PENN 1 ground rent owed based on the rent reset determination (which is subject to the ongoing litigation described on page 37).

NOI At Share by Segment for the Years Ended December 31, 2025 and 2024 - continued

Reconciliation of Net Income to NOI At Share and NOI At Share - Cash Basis for the Years Ended December 31, 2025 and 2024

Below is a reconciliation of net income to NOI at share and NOI at share - cash basis for the years ended December 31, 2025 and 2024.

(Amounts in thousands)	For the Year Ended December 31,	
	2025	2024
Net income	$ 937,204	$ 20,116
Depreciation and amortization expense	462,201	447,500
General and administrative expense	156,115	148,520
Transaction related costs, impairment losses and other	2,531	5,242
Income from partially owned entities	(141,310)	(112,464)
Interest and other investment income, net	(55,113)	(45,974)
Gain on sales-type lease	(803,248)	—
Interest and debt expense	353,868	390,269
Net gains on disposition of wholly owned and partially owned assets	(35,291)	(16,048)
Income tax expense	13,509	22,729
NOI from partially owned entities	263,315	279,229
NOI attributable to noncontrolling interests in consolidated subsidiaries	(41,882)	(39,367)
NOI at share	1,111,899	1,099,752
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net, and other	(131,477)	(3,663)
NOI at share - cash basis	$ 980,422	$ 1,096,089

NOI At Share by Region

	For the Year Ended December 31,	
	2025	2024
Region:		
New York metropolitan area	88%	89%
Chicago, IL	6%	5%
San Francisco, CA	6%	6%
	100%	100%

Results of Operations – Year Ended December 31, 2025 Compared to December 31, 2024

Revenues

Our revenues were $1,810,425,000 for the year ended December 31, 2025 compared to $1,787,686,000 in the prior year, an increase of $22,739,000. Below are the details of the increase by segment:

(Amounts in thousands) (Decrease) increase due to:	Total	New York	Other
Rental revenues:			
Acquisitions, dispositions and other	$ (53,018)	$ (56,897)	$ 3,879
Development and redevelopment	276	276	—
Trade shows	456	—	456
Same store operations	41,721	39,505	2,216
	(10,565)	(17,116)	6,551
Fee and other income:			
BMS cleaning fees	8,461	6,623	1,838
Management and leasing fees	(3,116)	(3,286)	170
Other income	27,959	18,304	9,655
	33,304	21,641	11,663
Total increase in revenues	$ 22,739	$ 4,525	$ 18,214

Expenses

Our expenses were $1,551,744,000 for the year ended December 31, 2025 compared to $1,541,696,000 in the prior year, an increase of $10,048,000. Below are the details of the increase (decrease) by segment:

(Amounts in thousands) (Decrease) increase due to:	Total	New York	Other
Operating:			
Acquisitions, dispositions and other	$ (17,615)	$ (17,615)	$ —
Development and redevelopment	(194)	(194)	—
Non-reimbursable expenses	(57)	(46)	(11)
Trade shows	601	—	601
BMS expenses	9,265	7,427	1,838
Same store operations	163	10,839	(10,676) (1)
	(7,837)	411	(8,248)
Depreciation and amortization:			
Acquisitions, dispositions and other	(14,959)	(15,943)	984
Same store operations	29,660	27,682	1,978
	14,701	11,739	2,962
General and administrative	7,595	2,810	4,785
Income from deferred compensation plan liability	(1,700)	—	(1,700)
Transaction related costs, impairment losses and other	(2,711)	(2,952)	241
Total increase (decrease) in expenses	$ 10,048	$ 12,008	$ (1,960)

(1) 2025 includes the impact of a reversal of a prior period tax accrual resulting from a property tax reassessment.

Results of Operations – Year Ended December 31, 2025 Compared to December 31, 2024 - continued

Income from Partially Owned Entities

Below are the components of income from partially owned entities.

(Amounts in thousands)	Percentage Ownership as of December 31, 2025	For the Year Ended December 31, 2025	2024
Our share of net income (loss):			
Fifth Avenue and Times Square JV:			
Equity in net income(1)	51.5%	$ 14,716	$ 43,451
Return on preferred equity, net of our share of the expense(2)		27,528	40,668
Net gain on sale		76,162	—
		118,406	84,119
Partially owned office buildings(3)(4)	Various	(2,705)	(839)
Alexander's Inc.	32.4%	14,632	19,076
Other investments(5)	Various	10,977	10,108
		$ 141,310	$ 112,464

---

(1) Decrease primarily due to the January 2025 sale of a portion of the 666 Fifth Avenue condominium and the April 2025 financing of 1535 Broadway, see page 38 for further details.
(2) Decrease due to 2025 partial redemptions of our preferred equity interests.
(3) Includes interests in 280 Park Avenue, 7 West 34th Street, 61 Ninth Avenue, 85 Tenth Avenue and others.
(4) 2025 includes the $11,002 gain associated with the sale of 512 West 22nd Street, see page 38 for further details. 2024 includes our $31,215 share of the debt extinguishment gain from the repayment of the 280 Park Avenue mezzanine loan.
(5) Includes interests in Independence Plaza, Sunset Pier 94 Joint Venture (“Pier 94 JV”), Rosslyn Plaza and others.

Interest and Other Investment Income, net

The following table sets forth the details of interest and other investment income, net.

(Amounts in thousands)	For the Year Ended December 31, 2025	2024
Interest on cash and cash equivalents and restricted cash	$ 37,531	$ 42,571
Interest on loans receivable	9,618	3,450
Income (loss) from real estate fund investments	6,047	(47)
Change in fair value of marketable securities	1,917	—
	$ 55,113	$ 45,974

Results of Operations – Year Ended December 31, 2025 Compared to December 31, 2024 - continued

Interest and Debt Expense

Interest and debt expense was $353,868,000 for the year ended December 31, 2025, compared to $390,269,000 in the prior year, a decrease of $36,401,000. This was primarily due to (i) $38,690,000 of lower interest expense resulting from lower average debt balances, (ii) $18,279,000 of lower amortization of interest rate cap premiums and (iii) $2,667,000 of lower amortization of deferred financing costs, partially offset by (iv) $12,564,000 of lower capitalized interest expense and (v) $11,494,000 of higher interest expense resulting from higher average interest rates, inclusive of the impact of our interest rate hedging instruments.

Net Gains on Disposition of Wholly Owned and Partially Owned Assets

Net gains on disposition of wholly owned and partially owned assets of $35,291,000 for the year ended December 31, 2025, consists of (i) $21,080,000 from the sale of three condominium units and ancillary amenities at 220 CPS and (ii) $14,211,000 from the sale of eight Canal Street residential condominium units and two retail condominium units. Net gains on disposition of wholly owned and partially owned assets of $16,048,000 for the year ended December 31, 2024, consists of (i) $15,175,000 from the sale of two condominium units at 220 CPS and (ii) $873,000 from the sale of our 49.9% interest in 50-70 West 93rd Street to our joint venture partner.

Income Tax Expense

Income tax expense was $13,509,000 for the year ended December 31, 2025, compared to $22,729,000 in the prior year, a decrease of $9,220,000. This was primarily due to lower income tax expense incurred by our taxable REIT subsidiaries.

Net Loss Attributable to Noncontrolling Interests in Consolidated Subsidiaries

Net loss attributable to noncontrolling interests in consolidated subsidiaries was $41,622,000 for the year ended December 31, 2025, compared to $51,131,000 in the prior year, a decrease of $9,509,000.

Same Store Net Operating Income At Share

Same store NOI at share represents NOI at share from operations which are in service in both the current and prior year reporting periods. Same store NOI at share - cash basis is same store NOI at share adjusted to exclude straight-line rental income and expense, amortization of acquired below and above market leases, accruals for ground rent resets yet to be determined, and other non-cash adjustments. We use these non-GAAP measures to (i) facilitate meaningful comparisons of the operational performance of our properties and segments, (ii) make decisions on whether to buy, sell or refinance properties, and (iii) compare the performance of our properties and segments to those of our peers. Same store NOI at share and same store NOI at share - cash basis should not be considered alternatives to net income or cash flow from operations and may not be comparable to similarly titled measures employed by other companies.

Below are reconciliations of NOI at share to same store NOI at share for our New York segment, THE MART, 555 California Street and other investments for the year ended December 31, 2025 compared to December 31, 2024.

(Amounts in thousands)	Total	New York	THE MART	555 California Street	Other
NOI at share for the year ended December 31, 2025	$ 1,111,899	$ 949,422	$ 69,196	$ 68,436	$ 24,845
Less NOI at share from:					
Dispositions	(4,953)	(4,691)	(262)	—	—
Development properties	(17,127)	(17,127)	—	—	—
Other non-same store income, net	(61,565)	(33,847)	(139)	(2,734)	(24,845)
Same store NOI at share for the year ended December 31, 2025	$ 1,028,254	$ 893,757	$ 68,795	$ 65,702	$ —
NOI at share for the year ended December 31, 2024	$ 1,099,752	$ 961,910	$ 51,686	$ 64,963	$ 21,193
Less NOI at share from:					
Dispositions	(19,813)	(19,347)	(466)	—	—
Development properties	(33,914)	(33,914)	—	—	—
Other non-same store income, net	(70,025)	(48,706)	—	(126)	(21,193)
Same store NOI at share for the year ended December 31, 2024	$ 976,000	$ 859,943	$ 51,220	$ 64,837	$ —
Increase in same store NOI at share	$ 52,254	$ 33,814	$ 17,575	$ 865	$ —
% increase in same store NOI at share	5.4 %	3.9 %	34.3 %	1.3 %	— %

Results of Operations – Year Ended December 31, 2025 Compared to December 31, 2024 - continued

Same Store Net Operating Income At Share - continued

Below are reconciliations of NOI at share - cash basis to same store NOI at share - cash basis for our New York segment, THE MART, 555 California Street and other investments for the year ended December 31, 2025 compared to December 31, 2024.

(Amounts in thousands)	Total	New York	THE MART	555 California Street	Other
NOI at share - cash basis for the year ended December 31, 2025	$ 980,422	$ 818,820	$ 71,219	$ 65,655	$ 24,728
Less NOI at share - cash basis from:					
Dispositions	(5,304)	(5,040)	(264)	—	—
Development properties	(16,167)	(16,167)	—	—	—
Other non-same store income, net	(35,208)	(7,067)	(153)	(3,260)	(24,728)
Same store NOI at share - cash basis for the year ended December 31, 2025	$ 923,743	$ 790,546	$ 70,802	$ 62,395	$ —
NOI at share - cash basis for the year ended December 31, 2024	$ 1,096,089	$ 944,022	$ 57,235	$ 74,621	$ 20,211
Less NOI at share - cash basis from:					
Dispositions	(16,942)	(16,524)	(418)	—	—
Development properties	(32,707)	(32,707)	—	—	—
Other non-same store income, net	(68,594)	(48,240)	—	(143)	(20,211)
Same store NOI at share - cash basis for the year ended December 31, 2024	$ 977,846	$ 846,551	$ 56,817	$ 74,478	$ —
(Decrease) increase in same store NOI at share - cash basis	$ (54,103)	$ (56,005)	$ 13,985	$ (12,083)	$ —
% (decrease) increase in same store NOI at share - cash basis	(5.5)%	(6.6)%	24.6 %	(16.2)%	— %

Related Party Transactions

See Note 22 - *Related Party Transactions* to our consolidated financial statements in this Annual Report on Form 10-K for a discussion concerning related party transactions.

Liquidity and Capital Resources

Our cash requirements include property operating expenses, capital improvements, tenant improvements, debt service, leasing commissions, dividends to our shareholders, distributions to unitholders of the Operating Partnership, as well as acquisition and development and redevelopment costs. The sources of liquidity to fund these cash requirements include rental revenue, which is our primary source of cash flow and is dependent upon the occupancy and rental rates of our properties; proceeds from debt financings, including mortgage loans, senior unsecured borrowings, unsecured term loans and unsecured revolving credit facilities; proceeds from the issuance of common and preferred equity; and asset sales.

As of December 31, 2025, we had $2.4 billion of liquidity comprised of $978 million of cash and cash equivalents and restricted cash and $1.4 billion available on our $2.2 billion revolving credit facilities. The ongoing challenges posed by fluctuations in interest rates and the effects of inflation could adversely impact our cash flow from continuing operations but we anticipate that cash flow from continuing operations over the next twelve months together with cash balances on hand will be adequate to fund our business operations, cash distributions to unitholders of the Operating Partnership, cash dividends to our shareholders, debt amortization and recurring capital expenditures. Capital requirements for development and redevelopment expenditures and acquisitions may require funding from borrowings, equity offerings and/or asset sales.

We may from time to time repurchase or retire our outstanding debt securities or repurchase or redeem our equity securities. Such purchases, if any, will depend on prevailing market conditions, liquidity requirements and other factors. The amounts involved in connection with these transactions could be material to our consolidated financial statements.

In April 2023, our Board of Trustees authorized the repurchase of up to $200,000,000 of our outstanding common shares under a share repurchase plan. As of December 31, 2025, $119,895,000 remained available and authorized for repurchases.

<u>Summary of Cash Flows</u>

Cash and cash equivalents and restricted cash was $977,546,000 as of December 31, 2025, a $27,927,000 increase from the balance as of December 31, 2024.

Our cash flow activities are summarized as follows:

(Amounts in thousands)	For the Year Ended December 31,		Increase (Decrease) in Cash Flow
	2025	2024	
Net cash provided by operating activities	$ 1,258,385	$ 537,723	$ 720,662
Net cash provided by (used in) investing activities	115,507	(597,365)	712,872
Net cash used in financing activities	(1,345,965)	(252,323)	(1,093,642)
	$ 27,927	$ (311,965)	$ 339,892

Operating Activities

Net cash provided by operating activities primarily consists of cash inflows from rental revenues and operating distributions from our unconsolidated partially owned entities less cash outflows for property expenses, general and administrative expenses and interest expense. For the year ended December 31, 2025, net cash provided by operating activities of $1,258,385,000 was comprised of $1,439,616,000 of cash from operations, including distributions of income from partially owned entities of $114,754,000 and a net decrease of $181,231,000 in cash due to the timing of cash receipts and payments related to changes in operating assets and liabilities.

Liquidity and Capital Resources - continued

Summary of Cash Flows - continued

Investing Activities

Net cash flow provided by (used in) investing activities is impacted by the timing and extent of our development, capital improvement, acquisition and disposition activities during the year.

The following table details the net cash provided by (used in) investing activities:

(Amounts in thousands)	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	Increase (Decrease) in Cash Flow
Proceeds from partial redemption of Fifth Avenue and Times Square JV preferred equity	$ 749,000	$ —	$ 749,000
Acquisitions of real estate and other	(296,681)	—	(296,681)
Additions to real estate	(268,258)	(222,739)	(45,519)
Development costs and construction in progress	(144,609)	(242,874)	98,265
Proceeds from sales of real estate and other	58,339	2,000	56,339
Distributions of capital from partially owned entities	50,927	—	50,927
Proceeds from sale of condominium units and ancillary amenities at 220 Central Park South	37,374	31,605	5,769
Investments in partially owned entities	(35,585)	(115,357)	79,772
Investment in loan receivable	(35,000)	(50,000)	15,000
Net cash provided by (used in) investing activities	$ 115,507	$ (597,365)	$ 712,872

Financing Activities

Net cash flow used in financing activities is impacted by the timing and extent of issuances of debt and equity securities, distributions paid to common shareholders and unitholders of the Operating Partnership as well as principal and other repayments associated with our outstanding debt.

The following table details the net cash used in financing activities:

(Amounts in thousands)	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	(Decrease) Increase in Cash Flow
Repayments of borrowings	$ (1,903,513)	$ (97,439)	$ (1,806,074)
Proceeds from borrowings	835,794	75,000	760,794
Dividends paid on common shares/Distributions to Vornado	(141,277)	(141,103)	(174)
Dividends paid on preferred shares/Distributions to preferred unitholders	(62,104)	(62,112)	8
Repurchase of common shares/Class A units owned by Vornado	(50,991)	—	(50,991)
Distributions to redeemable security holders and noncontrolling interests in consolidated subsidiaries	(23,067)	(18,156)	(4,911)
Deferred financing costs	(7,478)	(13,870)	6,392
Contributions from noncontrolling interests in consolidated subsidiaries	6,712	5,300	1,412
Other financing activity, net	(41)	57	(98)
Net cash used in financing activities	$ (1,345,965)	$ (252,323)	$ (1,093,642)

Dividends

We anticipate that our common share dividend policy for 2026 will be to pay one common share dividend in the fourth quarter. If Vornado's Board of Trustees were to declare a dividend consistent with our 2025 common share dividend of $0.74, the Operating Partnership would be required to distribute approximately (i) $141,000,000 of cash to Vornado for distribution to its common shareholders and (ii) $12,300,000 of cash to third party Class A unitholders. Additionally, during 2026, Vornado expects to pay approximately $62,000,000 of cash dividends on preferred shares based on the number of preferred shares outstanding as of December 31, 2025.

Liquidity and Capital Resources - continued

Debt

We have an effective shelf registration for the offering of our equity and debt securities that is not limited in amount due to our status as a "well-known seasoned issuer." We have issued senior unsecured notes from a shelf registration statement that contain financial covenants that restrict our ability to incur debt, and that require us to maintain a level of unencumbered assets based on the level of our secured debt. Our unsecured revolving credit facilities and unsecured term loan contain financial covenants that require us to maintain minimum interest coverage and maximum debt to market capitalization ratios, and provide for increased interest rates in the event of a decline in the credit rating assigned to our senior unsecured notes. Our unsecured revolving credit facilities and unsecured term loan also contain customary conditions precedent to borrowing, including representations and warranties, and contain customary events of default that could give rise to accelerated repayment, including such items as failure to pay interest or principal. As of December 31, 2025, we were in compliance with all of the financial covenants required by our senior unsecured notes, our unsecured revolving credit facilities and our unsecured term loan.

A summary of our consolidated debt as of December 31, 2025 is presented below.

(Amounts in thousands)	As of December 31, 2025	
Consolidated debt:	Balance	Weighted Average Interest Rate[1]
Fixed rate[2]	$ 5,490,000	4.49%
Variable rate[3]	1,724,457	5.48%[4]
Total	7,214,457	4.73%
Deferred financing costs, net and other	(28,829)	
Total, net	$ 7,185,628	

(1) Represents the interest rate in effect as of period end based on the appropriate reference rate as of the contractual reset date plus contractual spread, adjusted for hedging instruments, as applicable.

(2) Includes variable rate debt with interest rates fixed by interest rate swap arrangements.

(3) Includes variable rate debt subject to interest rate cap arrangements with a total notional amount of $1,210,000, of which $645,000 is attributable to noncontrolling interests. The interest rate cap arrangements have a weighted average strike rate of 4.47% and a weighted average remaining term of eight months.

(4) Excludes additional 3.00% default interest on the 606 Broadway mortgage loan.

During 2026 and 2027, $925,000,000 and $2,400,420,000, respectively, of our outstanding consolidated debt matures, assuming the exercise of as-of-right extension options. We may refinance this maturing debt as it comes due, repay it using cash and cash equivalents or our unsecured revolving credit facilities or seek to restructure the debt to reflect current market conditions. The 2026 and 2027 debt maturities disclosed above exclude the $244,543,000 888 Seventh Avenue mortgage loan and the $74,494,000 606 Broadway mortgage loan which are in maturity default. We may also refinance or restructure other outstanding debt depending on prevailing market conditions, liquidity requirements and other factors. The amounts involved in connection with these transactions could be material to our consolidated financial statements.

Details of 2025 financing activities are provided in the "Overview" of Management's Discussion and Analysis of Financial Condition and Results of Operations.

The contractual principal and interest repayments schedule of our consolidated debt as of December 31, 2025 is presented below. The below excludes the $244,543,000 888 Seventh Avenue mortgage loan and the $74,494,000 606 Broadway mortgage loan which are in maturity default.

(Amounts in thousands)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	Thereafter
Notes and mortgages payable	$ 5,245,709	$ 737,722	$ 3,469,977	$ 532,855	$ 505,155
Senior unsecured notes due 2026	403,607	403,607	—	—	—
Senior unsecured notes due 2031	414,491	11,900	23,800	23,800	354,991
Unsecured term loan[1]	867,557	35,047	832,510	—	—
Revolving credit facilities[1]	776,756	29,207	747,549	—	—
Total contractual principal[2] and interest[3] repayments	$ 7,708,120	$ 1,217,483	$ 5,073,836	$ 556,655	$ 860,146

(1) On January 7, 2026, we completed a refinancing of our $1,250,000 unsecured revolving credit facility ($720,420 drawn as of December 31, 2025) and our $800,000 unsecured term loan. See Note 24 - *Subsequent Events* for further details.

(2) Based on the contractual maturity of our loans, including as-of-right extension options, as of December 31, 2025.

(3) Estimated interest for variable rate debt based on the Term SOFR curve available as of December 31, 2025.

Liquidity and Capital Resources - continued

Capital Expenditures

Capital expenditures consist of expenditures to maintain and improve assets, tenant improvement allowances and leasing commissions. During 2026, we expect to spend $440,000,000 of capital expenditures for our consolidated properties. We plan to fund these capital expenditures from operating cash flow, existing liquidity, and/or borrowings. Our partially owned non-consolidated subsidiaries typically fund their capital expenditures without any additional equity contribution from us.

Development and Redevelopment Projects and Opportunities

Development and redevelopment expenditures consist of all hard and soft costs associated with the development and redevelopment of a property. We plan to fund these development and redevelopment expenditures from operating cash flow, existing liquidity, and/or borrowings. See detailed discussion below for our current development and redevelopment projects.

PENN District

PENN 2

We are redeveloping PENN 2, a 1,825,000 square foot (as expanded) office building, located on the west side of Seventh Avenue between 31st and 33rd Street. The development cost of this project is estimated to be $750,000,000, of which $724,843,000 of cash has been expended as of December 31, 2025.

We are also making districtwide improvements within the PENN District. The development cost of these improvements is estimated to be $100,000,000, of which $80,196,000 of cash has been expended as of December 31, 2025.

Sunset Pier 94 Studios

On August 28, 2023, we, together with Hudson Pacific Properties and Blackstone Inc., formed a joint venture to develop Pier 94 into a 266,000 square foot purpose-built studio campus in Manhattan. We own a 49.9% equity interest in the joint venture. The development cost of the project is estimated to be $350,000,000, which will be funded with $183,200,000 of construction financing ($143,870,000 drawn as of December 31, 2025) and $166,800,000 of equity contributions. Our share of equity contributions was funded by (i) our $40,000,000 Pier 94 leasehold interest contribution and (ii) $34,000,000 of cash contributions, which are net of an estimated $9,000,000 for our share of development fees and reimbursement for overhead costs incurred by us. During 2024, we fully funded our share of equity and cash contributions.

623 Fifth Avenue Office Condominium

We are redeveloping the 623 Fifth Avenue office condominium, a 36-story, 383,000 square foot building situated above the flagship Saks Fifth Avenue department store, into a premier boutique office building. We purchased the property in September 2025 for $218,000,000 and at closing, borrowed $145,420,000 under our revolving credit facility to partially finance the acquisition. The development cost of this project, including the cost of acquiring the property, is estimated to be $450,000,000, of which $222,644,000 of cash has been expended as of December 31, 2025. We expect to complete the redevelopment for delivery to tenants in 2027.

350 Park Avenue

On December 18, 2025, an affiliate of Kenneth C. Griffin, Citadel Enterprise Americas LLC's ("Citadel") Founder and CEO ("KG"), exercised an option to acquire at least a 60% interest in a joint venture (the "350 Park JV") that would develop the 350 Park Avenue site (the "Investment Option"). Vornado and the Rudin Family, via a joint venture (the "Vornado/Rudin JV"), have the option to acquire an interest between 23% and 40% in the 350 Park JV (with Vornado having an effective ownership ranging from 21% to 36%). 350 Park JV would combine 350 Park Avenue with 39 East 51st Street (owned by the Vornado/Rudin JV) and 40 East 52nd Street (owned by the Rudin Family) to build a new 1,850,000 square foot office tower (the "350 Park Site") with Citadel as the anchor tenant. The Vornado/Rudin JV has until July 2026 to determine whether to enter into the 350 Park JV with KG or to exercise the option to put the 350 Park Site to KG for $1.2 billion ($900,000,000 to Vornado). The Investment Option closing is subject to the satisfaction of certain conditions.

We are also evaluating other development and redevelopment opportunities at certain of our properties in Manhattan including, in particular, the PENN District.

There can be no assurance that the above projects will be completed, completed on schedule or within budget.

Liquidity and Capital Resources - continued

Other Obligations

We have contractual cash obligations for certain properties that are subject to long-term ground and building leases. During 2026, $47,205,000 of lease payments are due, including fair market rent resets accounted for as variable rent. For 2027 and thereafter, we have $1,784,297,667 of future lease payments. We believe that our operating cash flow will be adequate to fund these lease payments.

Our future lease payments disclosed above include payments for our PENN 1 ground lease based on the April 2025 arbitration panel ruling. The PENN 1 ground lease is subject to fair market value resets at each of the three 25-year renewal periods. The first renewal period commenced June 2023 and, together with our second option exercise in January 2022, extends the lease term through June 2073. On April 22, 2025, an arbitration panel (the "Panel") appointed to determine the ground rent payable for the 25-year period beginning June 17, 2023 determined that the annual rent payable will be $15,000,000 or $20,220,000, depending on the outcome of litigation described in the following paragraph. On July 21, 2025, the ground lessor filed a motion in New York County Supreme Court to vacate the Panel's ground rent determination. On October 31, 2025, the court granted the ground lessor's motion. We believe the decision is without merit and are appealing the court's decision.

Further, litigation is currently pending between the parties in New York County Supreme Court regarding the existence of a sublease potentially affecting the value of the land parcel. The court denied our motion to dismiss that action and, in January 2026, the appellate court affirmed that decision. That sublease litigation is now continuing in front of the lower court. Under the Panel's decision (assuming the aforementioned vacatur decision that we are appealing is reversed), if the fee owner prevails in a final judgment in that litigation, the annual rent for the 25-year term will be $20,220,000, retroactive to June 17, 2023. We are paying based on the $15,000,000 annual rent.

Insurance

For our properties, we maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which $275,000,000, includes communicable disease coverage, and we maintain all risk property and rental value insurance with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as flood and earthquake, excluding communicable disease coverage. Our California properties have earthquake insurance with coverage of $350,000,000 per occurrence and in the aggregate, subject to a deductible in the amount of 5% of the value of the affected property. We maintain coverage for certified terrorism acts with limits of $6.0 billion per occurrence and in the aggregate (as listed below), $1.2 billion for non-certified acts of terrorism, and $5.0 billion per occurrence and in the aggregate for terrorism involving nuclear, biological, chemical and radiological ("NBCR") terrorism events, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027.

Penn Plaza Insurance Company, LLC ("PPIC"), our wholly owned consolidated subsidiary, acts as a re-insurer with respect to a portion of all risk property and rental value insurance and a portion of our earthquake insurance coverage, and as a direct insurer for coverage for acts of terrorism including NBCR acts. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to PPIC. For NBCR acts, PPIC is responsible for a deductible of $2,424,264 and 20% of the balance of a covered loss and the Federal government is responsible for the remaining portion of a covered loss. We are ultimately responsible for any loss incurred by PPIC.

Certain condominiums in which we own an interest (including the Farley Condominiums) maintain insurance policies with different per occurrence and aggregate limits than our policies described above.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism and other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could be material.

Our debt instruments, consisting of mortgage loans secured by our properties, senior unsecured notes and revolving credit agreements contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than we are able to obtain it could adversely affect our ability to finance or refinance our properties and expand our portfolio.

Other Commitments and Contingencies

We are from time to time involved in legal actions arising in the ordinary course of business. In our opinion, after consultation with legal counsel, the outcome of such matters is not currently expected to have a material adverse effect on our financial position, results of operations or cash flows.

Each of our properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any material environmental contamination. However, there can be no assurance that the identification of new areas of contamination, changes in the extent or known scope of contamination, the discovery of additional sites, or changes in cleanup requirements would not result in significant costs to us.

Liquidity and Capital Resources - continued

Other Commitments and Contingencies - continued

We may, from time to time, enter into guarantees including, but not limited to, payment guarantees to lenders of unconsolidated joint ventures for tax purposes, completion guarantees for development and redevelopment projects, and guarantees to fund leasing costs. These agreements terminate either upon the satisfaction of specified obligations or repayment of the underlying loans. As of December 31, 2025, the aggregate dollar amount of these guarantees is approximately $438,194,000, including the $300,000,000 payment guarantee for the mortgage loan secured by 7 West 34th Street, which was extinguished in January 2026 when the mortgage loan was refinanced, and partial payment guarantees on 435 Seventh Avenue and 150 West 34th Street. Other than these loans, our mortgage loans are non-recourse to us.

As of December 31, 2025, $25,769,000 of letters of credit were outstanding under our unsecured revolving credit facilities. Our unsecured revolving credit facilities contain financial covenants that require us to maintain minimum interest coverage and maximum debt to market capitalization ratios, and provide for increased interest rates in the event of a decline in the credit rating assigned to our senior unsecured notes. Our unsecured revolving credit facilities also contain customary conditions precedent to borrowing, including representations and warranties, and also contain customary events of default that could give rise to accelerated repayment, including such items as failure to pay interest or principal.

Our 95% consolidated joint venture (5% is owned by Related Companies ("Related")) developed and owns the Farley Building. In connection with the development of the property, the joint venture admitted a historic Tax Credit Investor partner. Under the terms of the historic tax credit arrangement, the joint venture is required to comply with various laws, regulations, and contractual provisions. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, may require a refund or reduction of the Tax Credit Investor’s capital contributions. As of December 31, 2025, the Tax Credit Investor has made $209,661,000 in capital contributions. Vornado and Related have guaranteed certain of the joint venture’s obligations to the Tax Credit Investor.

As of December 31, 2025, we had construction commitments aggregating approximately $11,471,000.

Funds From Operations

Vornado Realty Trust

FFO is computed in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as GAAP net income or loss adjusted to exclude net gains from sales of certain real estate assets, impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity, depreciation and amortization expense from real estate assets and other specified items, including the pro rata share of such adjustments of unconsolidated subsidiaries. FFO and FFO per diluted share are non-GAAP financial measures used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. FFO does not represent cash generated from operating activities and is not necessarily indicative of cash available to fund cash requirements and should not be considered as an alternative to net income as a performance measure or cash flow as a liquidity measure. FFO may not be comparable to similarly titled measures employed by other companies. The calculations of both the numerator and denominator used in the computation of income per share are disclosed in Note 13 – *Income Per Share and Per Class A Unit*, in our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K. Details of certain items that impact FFO are discussed in the financial results summary of our "Overview."

Below is a reconciliation of net income attributable to common shareholders to FFO attributable to common shareholders plus assumed conversions for the years ended December 31, 2025 and 2024.

(Amounts in thousands, except per share amounts)	For the Year Ended December 31,	
	2025	2024
Reconciliation of net income attributable to common shareholders to FFO attributable to common shareholders plus assumed conversions:		
Net income attributable to common shareholders	$ 842,851	$ 8,275
Per diluted share	$ 4.20	$ 0.04
FFO adjustments:		
Depreciation and amortization of real property	$ 411,114	$ 399,694
Real estate impairment losses	542	—
Gain on sales-type lease	(803,248)	—
Net gains on sale of real estate	(300)	(873)
Change in fair value of marketable securities	(1,917)	—
Our share of partially owned entities:		
Depreciation and amortization of real property	94,867	101,195
Net gains on sale of real estate	(90,762)	—
FFO adjustments, net	(389,704)	500,016
Impact of assumed conversion of dilutive convertible securities	1,409	1,549
Noncontrolling interests' share of above adjustments on a dilutive basis	32,270	(39,819)
FFO attributable to common shareholders plus assumed conversions	$ 486,826	$ 470,021
Per diluted share	$ 2.42	$ 2.37
Reconciliation of weighted average shares outstanding:		
Weighted average common shares outstanding	191,759	190,539
Effect of dilutive securities:		
Share-based payment awards	7,976	6,087
Convertible securities	1,314	1,556
Denominator for FFO per diluted share	201,049	198,182

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to fluctuations in market interest rates. Market interest rates are sensitive to many factors that are beyond our control. Our exposure to a change in interest rates on our consolidated and non-consolidated debt (all of which arises out of non-trading activity) is as follows:

(Amounts in thousands, except per share and unit amounts)	As of December 31, 2025		
	Balance	Weighted Average Interest Rate[(1)]	Effect of 1% Change In Base Rates[(2)]
Consolidated debt:			
Fixed rate[(3)]	$ 5,490,000	4.49%	$ —
Variable rate[(4)]	1,724,457	5.48%[(5)]	11,530
	$ 7,214,457	4.73%	11,530
Pro rata share of debt of non-consolidated entities:			
Fixed rate[(3)]	$ 2,056,151	5.58%	—
Variable rate[(6)]	422,393	6.31%	2,974
	$ 2,478,544	5.71%	2,974
Noncontrolling interests' share of consolidated subsidiaries			(4,685)
Total change in annual net income attributable to the Operating Partnership			9,819
Noncontrolling interests' share of the Operating Partnership			(785)
Total change in annual net income attributable to Vornado			$ 9,034
Total change in annual net income attributable to the Operating Partnership per diluted Class A unit			$ 0.05
Total change in annual net income attributable to Vornado per diluted common share			$ 0.05

(1) Represents the interest rate in effect as of period end based on the appropriate reference rate as of the contractual reset date plus contractual spread, adjusted for hedging instruments, as applicable.

(2) The impact of the interest rate cap arrangements discussed on the following page is reflected in our calculation of the effect of 1% change in base rates.

(3) Includes variable rate debt with interest rates fixed by interest rate swap arrangements.

(4) Includes variable rate debt subject to interest rate cap arrangements with a total notional amount of $1,210,000, of which $645,000 is attributable to noncontrolling interests. The interest rate cap arrangements have a weighted average strike rate of 4.47% and a weighted average remaining term of eight months.

(5) Excludes additional 3.00% default interest on the 606 Broadway mortgage loan.

(6) Includes variable rate debt subject to interest rate cap arrangements with a total notional amount of $238,159 at our pro rata share. The interest rate cap arrangements have a weighted average strike rate of 4.23% and a weighted average remaining term of six months.

Fair Value of Debt

The estimated fair value of our consolidated debt is calculated based on current market prices and discounted cash flows at the current rate at which similar loans would be made to borrowers with similar credit ratings for the remaining term of such debt. As of December 31, 2025, the estimated fair value of our consolidated debt was $6,988,000,000.

Derivatives and Hedging

We utilize various financial instruments to mitigate the impact of interest rate fluctuations on our cash flows and earnings, including hedging strategies, depending on our analysis of the interest rate environment and the costs and risks of such strategies. The following table summarizes our consolidated hedging instruments, all of which hedge variable rate debt, as of December 31, 2025.

(Amounts in thousands)	Debt Balance	Variable Rate Spread	Notional Amount	All-In Swapped Rate	Expiration Date
Interest rate swaps:					
555 California Street mortgage loan	$ 1,200,000	S+205	$ 840,000 (1)	6.03%	05/26
Forward swap (effective 05/26)			840,000	5.56% (2)	05/28
1290 Avenue of the Americas mortgage loan	950,000	S+162	200,000 (3)	4.58%	09/27
Unsecured term loan:	800,000	S+125			
In-place swap through 10/26			750,000	4.22%	10/26
In-place swap through 7/27			250,000	3.99%	07/27
In-place swap through 8/27			50,000	3.99%	08/27
Unsecured revolving credit facility	720,420	S+111	575,000	3.84%	08/27
One Park Avenue mortgage loan	525,000	S+122	500,000 (4)	3.95%	07/27
100 West 33rd Street mortgage loan	480,000	S+185	480,000	5.26%	06/27
435 Seventh Avenue mortgage loan	75,000	S+210	75,000	6.96%	04/26
				Index Strike Rate	
Interest rate caps:					
150 West 34th Street mortgage loan	75,000	S+215	75,000	5.00%	02/26

(1) Represents our 70.0% share of the $1.2 billion mortgage loan. In June 2025, we entered into the forward swap arrangement detailed above.
(2) Reflects the May 2026 increase in variable rate spread to S+230. The variable rate spread will further increase to S+255 in May 2027.
(3) The remaining $750,000 mortgage loan balance has a 4.00% SOFR strike rate cap in place.
(4) The remaining $25,000 mortgage loan balance has a 4.39% SOFR strike rate cap in place.

The following table summarizes our hedging instruments of our unconsolidated subsidiaries (shown at our pro rata ownership interest) as of December 31, 2025.

(Amounts in thousands and at share)	Debt Balance	Variable Rate Spread	Notional Amount	All-In Swapped Rate	Expiration Date
Interest rate swaps:					
280 Park Avenue	$ 537,500	S+178	$ 537,500	5.84%	09/28
				Index Strike Rate	
Interest rate caps:					
61 Ninth Avenue	75,543	S+146	75,543	4.39%	01/26
Sunset Pier 94 Studios	71,791	S+478	71,791	4.00%	09/26
Rego Park II	56,700	S+200	56,700	4.50%	12/26
Fashion Centre/Washington Tower	34,125	S+305	34,125	3.89%	05/26

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Trustees of Vornado Realty Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vornado Realty Trust and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Recoverability Assessment – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's real estate properties are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. The recoverability assessment is determined based on projected future cash flows that utilize capitalization rates and available market information. Preparation of the Company's undiscounted cash flows requires management to make significant estimates and assumptions related to future market rental rates and capitalization rates.

We identified the recoverability assessment of certain real estate properties as a critical audit matter because of the significant estimates and assumptions related to future market rental rates and capitalization rates. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recoverability assessment of real estate properties included the following, among others:

- We tested the effectiveness of controls over management's evaluation of recoverability of its real estate properties, including those over future market rental rates and capitalization rates used in the assessment.
- We evaluated the reasonableness of future market rental rates and capitalization rates used by management against independent market data, focusing on geographical location and property type. In addition, we developed ranges of independent estimates of future market rental rates and capitalization rates and compared those to the amounts used by management.
- We involved our fair value specialists in providing comparable market transaction details to further evaluate management's selected future market rental rates and capitalization rates, as applicable.
- We evaluated the reasonableness of management's assumptions and estimates by performing a retrospective analysis of the Company's actual results compared to the prior projected future cash flow analyses.
- We evaluated whether the assumptions and estimates were consistent with evidence obtained in other areas of the audit.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 9, 2026

We have served as the Company's auditor since 1976.

VORNADO REALTY TRUST
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except unit, share and per share amounts)	As of December 31,	
	2025	2024
ASSETS		
Real estate, at cost:		
Land	$ 2,408,914	$ 2,434,209
Buildings and improvements	10,942,418	10,439,113
Development costs and construction in progress	890,143	1,097,395
Leasehold improvements and equipment	105,080	120,915
Total	14,346,555	14,091,632
Less accumulated depreciation and amortization	(4,191,075)	(4,025,349)
Real estate, net	10,155,480	10,066,283
Right-of-use assets	671,308	678,804
Net investment in lease	166,024	—
Cash and cash equivalents	840,850	733,947
Restricted cash	136,696	215,672
Tenant and other receivables	77,137	58,853
Investments in partially owned entities	1,941,278	2,691,478
Receivable arising from the straight-lining of rents	752,545	707,020
Deferred leasing costs, net of accumulated amortization of $233,448 and $268,532	374,620	354,882
Identified intangible assets, net of accumulated amortization of $81,962 and $75,002	110,593	118,215
Other assets	294,587	373,454
	$ 15,521,118	$ 15,998,608
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY		
Mortgages payable, net	$ 4,920,669	$ 5,676,014
Senior unsecured notes, net	747,202	1,195,914
Unsecured term loan, net	797,337	795,948
Unsecured revolving credit facilities	720,420	575,000
Lease liabilities	699,640	749,759
Accounts payable and accrued expenses	376,190	374,013
Deferred compensation plan	113,778	114,580
Other liabilities	341,359	345,511
Total liabilities	8,716,595	9,826,739
Commitments and contingencies		
Redeemable noncontrolling interests:		
Class A units - 16,650,713 and 16,850,803 units outstanding	554,136	708,408
Series D cumulative redeemable preferred units - 141,400 units outstanding	3,535	3,535
Total redeemable noncontrolling partnership units	557,671	711,943
Redeemable noncontrolling interest in a consolidated subsidiary	90,280	122,715
Total redeemable noncontrolling interests	647,951	834,658
Shareholders' equity:		
Preferred shares of beneficial interest: no par value per share; authorized 110,000,000 shares; issued and outstanding 48,788,450 and 48,789,180 shares	1,182,345	1,182,364
Common shares of beneficial interest: $0.04 par value per share; authorized 250,000,000 shares; issued and outstanding 190,666,367 and 190,846,580 shares	7,627	7,634
Additional capital	8,288,363	8,052,793
Earnings less than distributions	(3,491,603)	(4,142,249)
Accumulated other comprehensive (loss) income	(5)	57,700
Total shareholders' equity	5,986,727	5,158,242
Noncontrolling interests in consolidated subsidiaries	169,845	178,969
Total equity	6,156,572	5,337,211
	$ 15,521,118	$ 15,998,608

See notes to the consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share amounts)	For the Year Ended December 31,		
	2025	2024	2023
REVENUES:			
Rental revenues	$ 1,558,241	$ 1,568,806	$ 1,607,486
Fee and other income	252,184	218,880	203,677
Total revenues	1,810,425	1,787,686	1,811,163
EXPENSES:			
Operating	(919,959)	(927,796)	(905,158)
Depreciation and amortization	(462,201)	(447,500)	(434,273)
General and administrative	(156,115)	(148,520)	(162,883)
Expense from deferred compensation plan liability	(10,938)	(12,638)	(12,162)
Transaction related costs, impairment losses and other	(2,531)	(5,242)	(50,691)
Total expenses	(1,551,744)	(1,541,696)	(1,565,167)
Income from partially owned entities	141,310	112,464	38,689
Interest and other investment income, net	55,113	45,974	43,287
Income from deferred compensation plan assets	10,938	12,638	12,162
Interest and debt expense	(353,868)	(390,269)	(349,223)
Gain on sales-type lease	803,248	—	—
Net gains on disposition of wholly owned and partially owned assets	35,291	16,048	71,199
Income before income taxes	950,713	42,845	62,110
Income tax expense	(13,509)	(22,729)	(29,222)
Net income	937,204	20,116	32,888
Less net loss (income) attributable to noncontrolling interests in:			
Consolidated subsidiaries	41,622	51,131	75,967
Operating Partnership	(73,871)	(860)	(3,361)
Net income attributable to Vornado	904,955	70,387	105,494
Preferred share dividends	(62,104)	(62,112)	(62,116)
NET INCOME attributable to common shareholders	$ 842,851	$ 8,275	$ 43,378
INCOME PER COMMON SHARE - BASIC:			
Net income per common share	$ 4.40	$ 0.04	$ 0.23
Weighted average shares outstanding	191,759	190,539	191,005
INCOME PER COMMON SHARE - DILUTED:			
Net income per common share	$ 4.20	$ 0.04	$ 0.23
Weighted average shares outstanding	201,049	196,626	191,856

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Net income	$ 937,204	$ 20,116	$ 32,888
Other comprehensive (loss) income:			
Other comprehensive loss of nonconsolidated subsidiaries	(10,386)	(6,992)	(8,286)
Change in fair value of consolidated interest rate hedges and other	(53,452)	947	(112,051)
Comprehensive income (loss)	873,366	14,071	(87,449)
Less comprehensive (income) loss attributable to noncontrolling interests	(26,087)	48,876	85,665
Comprehensive income (loss) attributable to Vornado	$ 847,279	$ 62,947	$ (1,784)

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except per share amount)

	Preferred Shares		Common Shares		Additional Capital	Earnings Less Than Distributions	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2024	48,789	$ 1,182,364	190,847	$ 7,634	$ 8,052,793	$ (4,142,249)	$ 57,700	$ 178,969	$ 5,337,211
Net income attributable to Vornado	—	—	—	—	—	904,955	—	—	904,955
Net loss attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	—	(12,768)	(12,768)
Dividends on common shares ($0.74 per share)	—	—	—	—	—	(141,277)	—	—	(141,277)
Dividends on preferred shares (see Note 11 for dividends per share amounts)	—	—	—	—	—	(62,104)	—	—	(62,104)
Common shares issued:									
Upon redemption of Class A units, at redemption value	—	—	1,280	51	51,901	—	—	—	51,952
Under employees' share option plan	—	—	1	—	42	—	—	—	42
Conversion of Series A preferred shares to common shares	(1)	(19)	—	—	19	—	—	—	—
Contributions	—	—	—	—	—	—	—	10,138	10,138
Distributions	—	—	—	—	—	—	—	(5,339)	(5,339)
Repurchase of common shares	—	—	(1,462)	(58)	—	(50,932)	—	—	(50,990)
Other comprehensive loss of nonconsolidated subsidiaries	—	—	—	—	—	—	(10,386)	—	(10,386)
Change in fair value of consolidated interest rate hedges and other	—	—	—	—	—	—	(53,452)	—	(53,452)
Redeemable Class A unit measurement adjustment	—	—	—	—	183,608	—	(30)	—	183,578
Other comprehensive loss attributable to noncontrolling interests in:									
Operating Partnership	—	—	—	—	—	—	5,126	—	5,126
Consolidated subsidiaries	—	—	—	—	—	—	1,037	(1,037)	—
Other	—	—		—	—	4	—	(118)	(114)
Balance as of December 31, 2025	48,788	$ 1,182,345	190,666	$ 7,627	$ 8,288,363	$ (3,491,603)	$ (5)	$ 169,845	$ 6,156,572

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED

(Amounts in thousands, except per share amount)

	Preferred Shares		Common Shares		Additional Capital	Earnings Less Than Distributions	Accumulated Other Comprehensive Income	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2023	48,793	$ 1,182,459	190,391	$ 7,594	$ 8,263,291	$ (4,009,395)	$ 65,115	$ 196,222	$ 5,705,286
Net income attributable to Vornado	—	—	—	—	—	70,387	—	—	70,387
Net loss attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	—	(19,964)	(19,964)
Dividends on common shares ($0.74 per share)	—	—	—	—	—	(141,103)	—	—	(141,103)
Dividends on preferred shares (see Note 11 for dividends per share amounts)	—	—	—	—	—	(62,112)	—	—	(62,112)
Common shares issued:									
Upon redemption of Class A units, at redemption value	—	—	449	18	15,894	—	—	—	15,912
Conversion of Series A preferred shares to common shares	(4)	(95)	7	—	95	—	—	—	—
Contributions	—	—	—	—	—	—	—	1,961	1,961
Distributions	—	—	—	—	—	—	—	(1,339)	(1,339)
Other comprehensive loss of nonconsolidated subsidiaries	—	—	—	—	—	—	(6,992)	—	(6,992)
Change in fair value of consolidated interest rate hedges and other	—	—	—	—	—	—	947	—	947
Redeemable Class A unit measurement adjustment	—	—	—	—	(226,612)	—	26	—	(226,586)
Other comprehensive loss (income) attributable to noncontrolling interests in:									
Operating Partnership	—	—	—	—	—	—	693	—	693
Consolidated subsidiaries	—	—	—	—	—	—	(2,087)	2,087	—
Other	—	—	—	22	125	(26)	(2)	2	121
Balance as of December 31, 2024	48,789	$ 1,182,364	190,847	$ 7,634	$ 8,052,793	$ (4,142,249)	$ 57,700	$ 178,969	$ 5,337,211

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED

(Amounts in thousands, except per share amounts)	Preferred Shares		Common Shares		Additional Capital	Earnings Less Than Distributions	Accumulated Other Comprehensive Income	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2022	48,793	$ 1,182,459	191,867	$ 7,654	$ 8,369,228	$ (3,894,580)	$ 174,967	$ 236,652	$ 6,076,380
Net income attributable to Vornado	—	—	—	—	—	105,494	—	—	105,494
Net loss attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	—	(36,582)	(36,582)
Dividends on common shares ($0.675 per share)	—	—	—	—	—	(129,066)	—	—	(129,066)
Dividends on preferred shares (see Note 11 for dividends per share amounts)	—	—	—	—	—	(62,116)	—	—	(62,116)
Common shares issued:									
Upon redemption of Class A units, at redemption value	—	—	539	21	8,468	—	—	—	8,489
Under dividend reinvestment plan	—	—	11	—	146	—	—	—	146
Contributions	—	—	—	—	—	—	—	24,033	24,033
Distributions	—	—	—	—	—	—	—	(21,526)	(21,526)
Deferred compensation shares and options	—	—	(2)	—	321	(25)	—	—	296
Repurchase of common shares	—	—	(2,024)	(81)	—	(29,102)	—	—	(29,183)
Other comprehensive loss of nonconsolidated subsidiaries	—	—	—	—	—	—	(8,286)	—	(8,286)
Change in fair value of interest rate swaps and other	—	—	—	—	—	—	(112,051)	—	(112,051)
Unearned 2020 Out-Performance Plan and 2019 Performance AO LTIP awards	—	—	—	—	20,668	—	—	—	20,668
Redeemable Class A unit measurement adjustment	—	—	—	—	(135,540)	—	(2,574)	—	(138,114)
Other comprehensive loss attributable to noncontrolling interests in:									
Operating Partnership	—	—	—	—	—	—	9,340	—	9,340
Consolidated subsidiaries	—	—	—	—	—	—	3,719	(3,719)	—
Deconsolidation of partially owned entity	—	—	—	—	—	—	—	(2,636)	(2,636)
Balance as of December 31, 2023	48,793	$ 1,182,459	190,391	$ 7,594	$ 8,263,291	$ (4,009,395)	$ 65,115	$ 196,222	$ 5,705,286

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities:			
Net income	$ 937,204	$ 20,116	$ 32,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Prepaid lease payment (net of initial direct costs)	901,409	—	—
Gain on sales-type lease	(803,248)	—	—
Depreciation and amortization (including amortization of deferred financing costs)	481,456	469,423	457,574
Equity in net income of partially owned entities	(141,310)	(112,464)	(38,689)
Distributions of income from partially owned entities	114,754	142,880	172,873
Straight-lining of rents	(71,960)	(5,086)	(8,808)
Net gains on disposition of wholly owned and partially owned assets	(35,291)	(16,048)	(71,199)
Stock-based compensation expense	25,479	30,172	43,201
Amortization of interest rate cap premiums	23,466	41,745	10,989
Change in deferred tax liability	3,530	13,008	17,020
Amortization of below-market leases, net	(383)	(3,035)	(5,268)
Real estate impairment losses	—	—	45,007
Credit losses on investments	—	—	8,269
Net realized and unrealized gain on real estate fund investments	—	—	(1,861)
Return of capital from real estate fund investments	—	—	1,861
Other non-cash adjustments	4,510	13,995	9,874
Changes in operating assets and liabilities:			
Tenant and other receivables	(18,787)	4,704	9,379
Prepaid assets	8,644	(8,346)	(12,854)
Other assets	(133,058)	(74,420)	(79,110)
Lease liabilities	(43,352)	16,900	17,582
Accounts payable and accrued expenses	6,277	(6,800)	10,723
Other liabilities	(955)	10,979	28,701
Net cash provided by operating activities	1,258,385	537,723	648,152
Cash Flows from Investing Activities:			
Proceeds from partial redemption of Fifth Avenue and Times Square JV preferred equity	749,000	—	—
Acquisitions of real estate and other	(296,681)	—	(33,145)
Additions to real estate	(268,258)	(222,739)	(211,899)
Development costs and construction in progress	(144,609)	(242,874)	(552,701)
Proceeds from sales of real estate and other	58,339	2,000	123,519
Distributions of capital from partially owned entities	50,927	—	18,869
Proceeds from sale of condominium units and ancillary amenities at 220 Central Park South	37,374	31,605	24,484
Investments in partially owned entities	(35,585)	(115,357)	(57,297)
Investment in loan receivable	(35,000)	(50,000)	—
Proceeds from maturities of U.S. Treasury bills	—	—	468,598
Proceeds from repayment of participation in 150 West 34th Street mortgage loan	—	—	105,000
Deconsolidation of cash and restricted cash held by a previously consolidated entity	—	—	(14,216)
Net cash provided by (used in) investing activities	115,507	(597,365)	(128,788)

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Cash Flows from Financing Activities:			
Repayments of borrowings	$ (1,903,513)	$ (97,439)	$ (148,000)
Proceeds from borrowings	835,794	75,000	—
Dividends paid on common shares	(141,277)	(141,103)	(129,066)
Dividends paid on preferred shares	(62,104)	(62,112)	(62,116)
Repurchase of common shares	(50,991)	—	(29,183)
Distributions to noncontrolling interests	(23,067)	(18,156)	(38,970)
Deferred financing costs	(7,478)	(13,870)	(4,424)
Contributions from noncontrolling interests	6,712	5,300	132,701
Other financing activity, net	(41)	57	121
Net cash used in financing activities	(1,345,965)	(252,323)	(278,937)
Net increase (decrease) in cash and cash equivalents and restricted cash	27,927	(311,965)	240,427
Cash and cash equivalents and restricted cash at beginning of period	949,619	1,261,584	1,021,157
Cash and cash equivalents and restricted cash at end of period	$ 977,546	$ 949,619	$ 1,261,584
Reconciliation of Cash and Cash Equivalents and Restricted Cash:			
Cash and cash equivalents at beginning of period	$ 733,947	$ 997,002	$ 889,689
Restricted cash at beginning of period	215,672	264,582	131,468
Cash and cash equivalents and restricted cash at beginning of period	$ 949,619	$ 1,261,584	$ 1,021,157
Cash and cash equivalents at end of period	$ 840,850	$ 733,947	$ 997,002
Restricted cash at end of period	136,696	215,672	264,582
Cash and cash equivalents and restricted cash at end of period	$ 977,546	$ 949,619	$ 1,261,584
Supplemental Disclosure of Cash Flow Information:			
Cash payments for interest (excluding capitalized interest) and interest rate cap premiums	$ 313,093	$ 322,774	$ 381,410
Cash payments for income taxes	$ 5,201	$ 7,608	$ 10,365
Non-Cash Information:			
Decrease in assets and liabilities resulting from the derecognition of 770 Broadway:			
Real estate	$ 172,120	$ —	$ —
Receivable arising from the straight-lining of rents	26,362	—	—
Deferred leasing costs, net of accumulated amortization	60,308	—	—
Other	7,322	—	—
Redeemable Class A unit measurement adjustment	183,578	(226,586)	(138,114)
Write-off of fully depreciated assets	(115,939)	(122,548)	(82,343)
Change in fair value of consolidated interest rate hedges and other	(53,452)	947	(112,051)
Accrued capital expenditures included in accounts payable and accrued expenses	43,875	39,784	52,091
Reclassification of assets held for sale (included in "other assets")	3,044	15,279	—
Initial investment in Sunset Pier 94 Joint Venture upon contribution of leasehold interest	—	—	50,090
Decrease in assets and liabilities resulting from the deconsolidation of Pier 94:			
Real estate	—	—	21,693
Right-of-use assets	—	—	7,081
Lease liabilities	—	—	(20,692)

See notes to consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Vornado Realty L.P. and the Board of Trustees of Vornado Realty Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vornado Realty L.P. and subsidiaries (the "Partnership") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2026, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Recoverability Assessment – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Partnership's real estate properties are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. The recoverability assessment is determined based on projected future cash flows that utilize capitalization rates and available market information. Preparation of the Partnership's undiscounted cash flows requires management to make significant estimates and assumptions related to future market rental rates and capitalization rates.

We identified the recoverability assessment of certain real estate properties as a critical audit matter because of the significant estimates and assumptions related to future market rental rates and capitalization rates. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recoverability assessment of real estate properties included the following, among others:

- We tested the effectiveness of controls over management's evaluation of recoverability of its real estate properties, including those over future market rental rates and capitalization rates used in the assessment.
- We evaluated the reasonableness of future market rental rates and capitalization rates used by management against independent market data, focusing on geographical location and property type. In addition, we developed ranges of independent estimates of future market rental rates and capitalization rates and compared those to the amounts used by management.
- We involved our fair value specialists in providing comparable market transaction details to further evaluate management's selected future market rental rates and capitalization rates, as applicable.
- We evaluated the reasonableness of management's assumptions and estimates by performing a retrospective analysis of the Partnership's actual results compared to the prior projected future cash flow analyses.
- We evaluated whether the assumptions and estimates were consistent with evidence obtained in other areas of the audit.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 9, 2026

We have served as the Partnership's auditor since 1997.

VORNADO REALTY L.P.
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except unit amounts)	As of December 31, 2025	As of December 31, 2024
ASSETS		
Real estate, at cost:		
Land	$ 2,408,914	$ 2,434,209
Buildings and improvements	10,942,418	10,439,113
Development costs and construction in progress	890,143	1,097,395
Leasehold improvements and equipment	105,080	120,915
Total	14,346,555	14,091,632
Less accumulated depreciation and amortization	(4,191,075)	(4,025,349)
Real estate, net	10,155,480	10,066,283
Right-of-use assets	671,308	678,804
Net investment in lease	166,024	—
Cash and cash equivalents	840,850	733,947
Restricted cash	136,696	215,672
Tenant and other receivables	77,137	58,853
Investments in partially owned entities	1,941,278	2,691,478
Receivable arising from the straight-lining of rents	752,545	707,020
Deferred leasing costs, net of accumulated amortization of $233,448 and $268,532	374,620	354,882
Identified intangible assets, net of accumulated amortization of $81,962 and $75,002	110,593	118,215
Other assets	294,587	373,454
	$ 15,521,118	$ 15,998,608
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY		
Mortgages payable, net	$ 4,920,669	$ 5,676,014
Senior unsecured notes, net	747,202	1,195,914
Unsecured term loan, net	797,337	795,948
Unsecured revolving credit facilities	720,420	575,000
Lease liabilities	699,640	749,759
Accounts payable and accrued expenses	376,190	374,013
Deferred compensation plan	113,778	114,580
Other liabilities	341,359	345,511
Total liabilities	8,716,595	9,826,739
Commitments and contingencies		
Redeemable noncontrolling interests:		
Class A units - 16,650,713 and 16,850,803 units outstanding	554,136	708,408
Series D cumulative redeemable preferred units - 141,400 units outstanding	3,535	3,535
Total redeemable noncontrolling partnership units	557,671	711,943
Redeemable noncontrolling interest in a consolidated subsidiary	90,280	122,715
Total redeemable noncontrolling interests	647,951	834,658
Partners' equity:		
Partners' capital	9,478,335	9,242,791
Earnings less than distributions	(3,491,603)	(4,142,249)
Accumulated other comprehensive (loss) income	(5)	57,700
Total partners' equity	5,986,727	5,158,242
Noncontrolling interests in consolidated subsidiaries	169,845	178,969
Total equity	6,156,572	5,337,211
	$ 15,521,118	$ 15,998,608

See notes to the consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per unit amounts)	For the Year Ended December 31,		
	2025	2024	2023
REVENUES:			
Rental revenues	$ 1,558,241	$ 1,568,806	$ 1,607,486
Fee and other income	252,184	218,880	203,677
Total revenues	1,810,425	1,787,686	1,811,163
EXPENSES:			
Operating	(919,959)	(927,796)	(905,158)
Depreciation and amortization	(462,201)	(447,500)	(434,273)
General and administrative	(156,115)	(148,520)	(162,883)
Expense from deferred compensation plan liability	(10,938)	(12,638)	(12,162)
Transaction related costs, impairment losses and other	(2,531)	(5,242)	(50,691)
Total expenses	(1,551,744)	(1,541,696)	(1,565,167)
Income from partially owned entities	141,310	112,464	38,689
Interest and other investment income, net	55,113	45,974	43,287
Income from deferred compensation plan assets	10,938	12,638	12,162
Interest and debt expense	(353,868)	(390,269)	(349,223)
Gain on sales-type lease	803,248	—	—
Net gains on disposition of wholly owned and partially owned assets	35,291	16,048	71,199
Income before income taxes	950,713	42,845	62,110
Income tax expense	(13,509)	(22,729)	(29,222)
Net income	937,204	20,116	32,888
Less net loss attributable to noncontrolling interests in consolidated subsidiaries	41,622	51,131	75,967
Net income attributable to Vornado Realty L.P.	978,826	71,247	108,855
Preferred unit distributions	(62,219)	(62,227)	(62,231)
NET INCOME attributable to Class A unitholders	$ 916,607	$ 9,020	$ 46,624
INCOME PER CLASS A UNIT - BASIC:			
Net income per Class A unit	$ 4.39	$ 0.03	$ 0.22
Weighted average units outstanding	205,697	204,981	205,105
INCOME PER CLASS A UNIT - DILUTED:			
Net income per Class A unit	$ 4.21	$ 0.03	$ 0.22
Weighted average units outstanding	214,987	211,068	205,956

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Net income	$ 937,204	$ 20,116	$ 32,888
Other comprehensive (loss) income:			
Other comprehensive loss of nonconsolidated subsidiaries	(10,386)	(6,992)	(8,286)
Change in fair value of consolidated interest rate hedges and other	(53,452)	947	(112,051)
Comprehensive income (loss)	873,366	14,071	(87,449)
Less comprehensive loss attributable to noncontrolling interests in consolidated subsidiaries	42,658	49,043	79,686
Comprehensive income (loss) attributable to Vornado Realty L.P.	$ 916,024	$ 63,114	$ (7,763)

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except per unit amount)

	Preferred Units		Class A Units Owned by Vornado		Earnings Less Than Distributions	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Units	Amount	Units	Amount				
Balance as of December 31, 2024	48,789	$1,182,364	190,847	$ 8,060,427	$ (4,142,249)	$ 57,700	$ 178,969	$ 5,337,211
Net income attributable to Vornado Realty L.P.	—	—	—	—	978,826	—	—	978,826
Net income attributable to redeemable partnership units	—	—	—	—	(73,871)	—	—	(73,871)
Net loss attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	(12,768)	(12,768)
Distributions to Vornado ($0.74 per unit)	—	—	—	—	(141,277)	—	—	(141,277)
Distributions to preferred unitholders (see Note 11 for distributions per unit amounts)	—	—	—	—	(62,104)	—	—	(62,104)
Class A units issued to Vornado:								
Upon redemption of redeemable Class A units, at redemption value	—	—	1,280	51,952	—	—	—	51,952
Under Vornado's employees' share option plan	—	—	1	42	—	—	—	42
Conversion of Series A preferred units to common shares	(1)	(19)	—	19	—	—	—	—
Contributions	—	—	—	—	—	—	10,138	10,138
Distributions	—	—	—	—	—	—	(5,339)	(5,339)
Repurchase of Class A units owned by Vornado	—	—	(1,462)	(58)	(50,932)	—	—	(50,990)
Other comprehensive loss of nonconsolidated subsidiaries	—	—	—	—	—	(10,386)	—	(10,386)
Change in fair value of consolidated interest rate hedges and other	—	—	—	—	—	(53,452)	—	(53,452)
Redeemable Class A unit measurement adjustment	—	—	—	183,608	—	(30)	—	183,578
Other comprehensive loss attributable to noncontrolling interests in:								
Redeemable partnership units	—	—	—	—	—	5,126	—	5,126
Consolidated subsidiaries	—	—	—	—	—	1,037	(1,037)	—
Other	—	—	—	—	4	—	(118)	(114)
Balance as of December 31, 2025	48,788	$1,182,345	190,666	$ 8,295,990	$ (3,491,603)	$ (5)	$ 169,845	$ 6,156,572

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONTINUED

(Amounts in thousands, except per unit amount)

	Preferred Units		Class A Units Owned by Vornado		Earnings Less Than Distributions	Accumulated Other Comprehensive Income	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Units	Amount	Units	Amount				
Balance as of December 31, 2023	48,793	$1,182,459	190,391	$ 8,270,885	$ (4,009,395)	$ 65,115	$ 196,222	$ 5,705,286
Net income attributable to Vornado Realty L.P.	—	—	—	—	71,247	—	—	71,247
Net income attributable to redeemable partnership units	—	—	—	—	(860)	—	—	(860)
Net loss attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	(19,964)	(19,964)
Distributions to Vornado ($0.74 per unit)	—	—	—	—	(141,103)	—	—	(141,103)
Distributions to preferred unitholders (see Note 11 for distributions per unit amounts)	—	—	—	—	(62,112)	—	—	(62,112)
Class A units redeemed for common shares	—	—	449	15,912	—	—	—	15,912
Conversion of Series A preferred units to common shares	(4)	(95)	7	95	—	—	—	—
Contributions	—	—	—	—	—	—	1,961	1,961
Distributions	—	—	—	—	—	—	(1,339)	(1,339)
Other comprehensive loss of nonconsolidated subsidiaries	—	—	—	—	—	(6,992)	—	(6,992)
Change in fair value of consolidated interest rate hedges and other	—	—	—	—	—	947	—	947
Redeemable Class A unit measurement adjustment	—	—	—	(226,612)	—	26	—	(226,586)
Other comprehensive loss (income) attributable to noncontrolling interests in:								
Redeemable partnership units	—	—	—	—	—	693	—	693
Consolidated subsidiaries	—	—	—	—	—	(2,087)	2,087	—
Other	—	—	—	147	(26)	(2)	2	121
Balance as of December 31, 2024	48,789	$1,182,364	190,847	$ 8,060,427	$ (4,142,249)	$ 57,700	$ 178,969	$ 5,337,211

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONTINUED

(Amounts in thousands, except per unit amounts)

	Preferred Units		Class A Units Owned by Vornado		Earnings Less Than Distributions	Accumulated Other Comprehensive Income	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Units	Amount	Units	Amount				
Balance as of December 31, 2022	48,793	$ 1,182,459	191,867	$ 8,376,882	$ (3,894,580)	$ 174,967	$ 236,652	$ 6,076,380
Net income attributable to Vornado Realty L.P.	—	—	—	—	108,855	—	—	108,855
Net income attributable to redeemable partnership units	—	—	—	—	(3,361)	—	—	(3,361)
Net loss attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	(36,582)	(36,582)
Distributions to Vornado ($0.675 per unit)	—	—	—	—	(129,066)	—	—	(129,066)
Distributions to preferred unitholders (see Note 11 for distributions per unit amounts)	—	—	—	—	(62,116)	—	—	(62,116)
Class A units issued to Vornado:								
Upon redemption of redeemable Class A units, at redemption value	—	—	539	8,489	—	—	—	8,489
Under Vornado's dividend reinvestment plan	—	—	11	146	—	—	—	146
Contributions	—	—	—	—	—	—	24,033	24,033
Distributions	—	—	—	—	—	—	(21,526)	(21,526)
Deferred compensation units and options	—	—	(2)	321	(25)	—	—	296
Repurchase of Class A units owned by Vornado	—	—	(2,024)	(81)	(29,102)	—	—	(29,183)
Other comprehensive loss of nonconsolidated subsidiaries	—	—	—	—	—	(8,286)	—	(8,286)
Change in fair value of interest rate swaps and other	—	—	—	—	—	(112,051)	—	(112,051)
Unearned 2020 Out-Performance Plan and 2019 Performance AO LTIP awards	—	—	—	20,668	—	—	—	20,668
Redeemable Class A unit measurement adjustment	—	—	—	(135,540)	—	(2,574)	—	(138,114)
Other comprehensive income attributable to noncontrolling interests in:								
Redeemable partnership units	—	—	—	—	—	9,340	—	9,340
Consolidated subsidiaries	—	—	—	—	—	3,719	(3,719)	—
Deconsolidation of partially owned entity	—	—	—	—	—	—	(2,636)	(2,636)
Balance as of December 31, 2023	48,793	$ 1,182,459	190,391	$ 8,270,885	$ (4,009,395)	$ 65,115	$ 196,222	$ 5,705,286

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities:			
Net income	$ 937,204	$ 20,116	$ 32,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Prepaid lease payment (net of initial direct costs)	901,409	—	—
Gain on sales-type lease	(803,248)	—	—
Depreciation and amortization (including amortization of deferred financing costs)	481,456	469,423	457,574
Equity in net income of partially owned entities	(141,310)	(112,464)	(38,689)
Distributions of income from partially owned entities	114,754	142,880	172,873
Straight-lining of rents	(71,960)	(5,086)	(8,808)
Net gains on disposition of wholly owned and partially owned assets	(35,291)	(16,048)	(71,199)
Stock-based compensation expense	25,479	30,172	43,201
Amortization of interest rate cap premiums	23,466	41,745	10,989
Change in deferred tax liability	3,530	13,008	17,020
Amortization of below-market leases, net	(383)	(3,035)	(5,268)
Real estate impairment losses	—	—	45,007
Credit losses on investments	—	—	8,269
Net realized and unrealized gain on real estate fund investments	—	—	(1,861)
Return of capital from real estate fund investments	—	—	1,861
Other non-cash adjustments	4,510	13,995	9,874
Changes in operating assets and liabilities:			
Tenant and other receivables	(18,787)	4,704	9,379
Prepaid assets	8,644	(8,346)	(12,854)
Other assets	(133,058)	(74,420)	(79,110)
Lease liabilities	(43,352)	16,900	17,582
Accounts payable and accrued expenses	6,277	(6,800)	10,723
Other liabilities	(955)	10,979	28,701
Net cash provided by operating activities	1,258,385	537,723	648,152
Cash Flows from Investing Activities:			
Proceeds from partial redemption of Fifth Avenue and Times Square JV preferred equity	749,000	—	—
Acquisitions of real estate and other	(296,681)	—	(33,145)
Additions to real estate	(268,258)	(222,739)	(211,899)
Development costs and construction in progress	(144,609)	(242,874)	(552,701)
Proceeds from sales of real estate and other	58,339	2,000	123,519
Distributions of capital from partially owned entities	50,927	—	18,869
Proceeds from sale of condominium units and ancillary amenities at 220 Central Park South	37,374	31,605	24,484
Investments in partially owned entities	(35,585)	(115,357)	(57,297)
Investment in loan receivable	(35,000)	(50,000)	—
Proceeds from maturities of U.S. Treasury bills	—	—	468,598
Proceeds from repayment of participation in 150 West 34th Street mortgage loan	—	—	105,000
Deconsolidation of cash and restricted cash held by a previously consolidated entity	—	—	(14,216)
Net cash provided by (used in) investing activities	115,507	(597,365)	(128,788)

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Cash Flows from Financing Activities:			
Repayments of borrowings	$ (1,903,513)	$ (97,439)	$ (148,000)
Proceeds from borrowings	835,794	75,000	—
Distributions to Vornado	(141,277)	(141,103)	(129,066)
Distributions to preferred unitholders	(62,104)	(62,112)	(62,116)
Repurchase of Class A units owned by Vornado	(50,991)	—	(29,183)
Distributions to redeemable security holders and noncontrolling interests in consolidated subsidiaries	(23,067)	(18,156)	(38,970)
Deferred financing costs	(7,478)	(13,870)	(4,424)
Contributions from noncontrolling interests in consolidated subsidiaries	6,712	5,300	132,701
Other financing activity, net	(41)	57	121
Net cash used in financing activities	(1,345,965)	(252,323)	(278,937)
Net increase (decrease) in cash and cash equivalents and restricted cash	27,927	(311,965)	240,427
Cash and cash equivalents and restricted cash at beginning of period	949,619	1,261,584	1,021,157
Cash and cash equivalents and restricted cash at end of period	$ 977,546	$ 949,619	$ 1,261,584
Reconciliation of Cash and Cash Equivalents and Restricted Cash:			
Cash and cash equivalents at beginning of period	$ 733,947	$ 997,002	$ 889,689
Restricted cash at beginning of period	215,672	264,582	131,468
Cash and cash equivalents and restricted cash at beginning of period	$ 949,619	$ 1,261,584	$ 1,021,157
Cash and cash equivalents at end of period	$ 840,850	$ 733,947	$ 997,002
Restricted cash at end of period	136,696	215,672	264,582
Cash and cash equivalents and restricted cash at end of period	$ 977,546	$ 949,619	$ 1,261,584
Supplemental Disclosure of Cash Flow Information:			
Cash payments for interest (excluding capitalized interest) and interest rate cap premiums	$ 313,093	$ 322,774	$ 381,410
Cash payments for income taxes	$ 5,201	$ 7,608	$ 10,365
Non-Cash Information:			
Decrease in assets and liabilities resulting from the derecognition of 770 Broadway:			
Real estate	$ 172,120	$ —	$ —
Receivable arising from the straight-lining of rents	26,362	—	—
Deferred leasing costs, net of accumulated amortization	60,308	—	—
Other	7,322	—	—
Redeemable Class A unit measurement adjustment	183,578	(226,586)	(138,114)
Write-off of fully depreciated assets	(115,939)	(122,548)	(82,343)
Change in fair value of consolidated interest rate hedges and other	(53,452)	947	(112,051)
Accrued capital expenditures included in accounts payable and accrued expenses	43,875	39,784	52,091
Reclassification of assets held for sale (included in "other assets")	3,044	15,279	—
Initial investment in Sunset Pier 94 Joint Venture upon contribution of leasehold interest	—	—	50,090
Decrease in assets and liabilities resulting from the deconsolidation of Pier 94:	—	—	—
Real estate	—	—	21,693
Right-of-use assets	—	—	7,081
Lease liabilities	—	—	(20,692)

See notes to consolidated financial statements.

1. Organization and Business

Vornado Realty Trust (“Vornado”) is a fully-integrated real estate investment trust (“REIT”) and conducts its business through, and substantially all of its interests in properties are held by, Vornado Realty L.P. (the “Operating Partnership”), a Delaware limited partnership. Accordingly, Vornado’s cash flow and ability to pay dividends to its shareholders are dependent upon the cash flow of the Operating Partnership and the ability of its direct and indirect subsidiaries to first satisfy their obligations to creditors. Vornado is the sole general partner of and owned approximately 91.3% of the common limited partnership interest in the Operating Partnership as of December 31, 2025. All references to the “Company,” “we,” “us” and “our” mean, collectively, Vornado, the Operating Partnership and those subsidiaries consolidated by Vornado.

We currently own all or portions of:

New York:

- 51 Manhattan operating properties consisting of:
  - 19.2 million square feet of office space in 26 of the properties;
  - 2.3 million square feet of street retail space in 45 of the properties;
  - 1,331 units in two Manhattan residential properties;
- Multiple development sites and redevelopment projects, including 350 Park Avenue, Sunset Pier 94 Studios, 623 Fifth Avenue, the Hotel Pennsylvania site (PENN 15) and other PENN District sites;
- A 32.4% interest in Alexander’s, Inc. (“Alexander’s”) (NYSE: ALX), which owns five properties in the greater New York metropolitan area, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg, L.P. headquarters building, and The Alexander, a 312-unit apartment tower in Queens;
- Signage throughout the PENN District and Times Square; and
- Building Maintenance Services LLC ("BMS"), a wholly owned subsidiary, which provides cleaning and security services for our buildings and third parties.

Other Real Estate and Investments:

- The 3.7 million square foot THE MART in Chicago;
- A 70% controlling interest in 555 California Street, a three-building office complex in San Francisco’s financial district aggregating 1.8 million square feet; and
- Other real estate and investments.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Vornado and the Operating Partnership and their consolidated subsidiaries. All inter-company amounts have been eliminated. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. In addition, certain prior year balances have been reclassified in order to conform to the current period presentation.

Recently Issued Accounting Literature

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (“ASU 2023-09”). ASU 2023-09 requires entities to disclose additional information with respect to the effective tax rate reconciliation and to disclose the disaggregation by jurisdiction of income tax expense and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this update effective December 15, 2025. The adoption of ASU 2023-09 did not have a material impact on our disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date* ("ASU 2025-01"). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of these standards on our consolidated financial statements.

2. Basis of Presentation and Significant Accounting Policies - continued

Recently Issued Accounting Literature - continued

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity* ("ASU 2025-03"), which provides updates to clarify business combinations involving the exchange of equity interests when the legal entity is a VIE that meets the definition of a business. The guidance should be applied prospectively, effective for the fiscal years beginning after December 15, 2026 and interim reporting periods within fiscal years beginning after December 15, 2026, with early adoption permitted. We will apply the guidance in this update to evaluate future business combinations involving a VIE.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). This ASU updates the cost capitalization threshold for internal-use software development costs by removing all references to software project development stages and providing new guidance on how to evaluate whether the probable-to-complete recognition threshold has been met. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027, with early adoption permitted. Entities may apply the guidance prospectively, retrospectively, or via a modified prospective transition method. We are currently evaluating the impact of this standard on our consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements* ("ASU 2025-09"). This ASU amends the existing requirements to allow individual forecasted transactions to be hedged in a group if they have similar risk exposure and introduced an alternative model for the application of hedge accounting to cash flow hedges of forecasted interest payments on choose-your-rate ("CYR") debt instruments. Further, the ASU permits an entity to designate a variable price component of a forecasted purchase or sale of a nonfinancial asset if the component is clearly and closely related to the nonfinancial asset being purchased or sold. ASU 2025-09 is effective for all entities for annual reporting periods beginning after December 15, 2026, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

Significant Accounting Policies

Real Estate: Real estate is carried at cost, net of accumulated depreciation and amortization. Betterments, major renewals and certain costs directly related to the improvement and leasing of real estate are capitalized. Maintenance and repairs are expensed as incurred. For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment, including interest and debt expense, are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. If the cost of the redeveloped property, including the net book value of the existing property, exceeds the estimated fair value of the redeveloped property, the excess is charged to expense. Depreciation is recognized on a straight-line basis over the estimated useful lives of these assets which range from 7 to 40 years. Tenant allowances are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the assets.

Upon the acquisition of real estate, we assess whether the transaction should be accounted for as an asset acquisition or as a business combination. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. Our acquisitions of real estate generally will not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related identified intangible assets).

We assess the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and we allocate the purchase price based on these assessments which are on a relative fair value basis. We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known trends, and market/economic conditions. We amortize identified intangibles that have finite lives over the period they are expected to contribute directly or indirectly to the future cash flows of the property or business acquired.

2. Basis of Presentation and Significant Accounting Policies - continued

Significant Accounting Policies - continued

Our properties, including any related right-of-use ("ROU") assets and intangible assets, are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the property's carrying amount over its estimated fair value. Impairment analyses are based on information available at the time the analyses are prepared. Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future rental revenues, operating expenses, capital expenditures, discount rates and capitalization rates which could differ materially from actual results.

Partially Owned Entities: We consolidate entities in which we have a controlling financial interest. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider (i) whether the entity is a variable interest entity ("VIE") in which we are the primary beneficiary or (ii) whether the entity is a voting interest entity in which we have a majority of the voting interests of the entity. We are deemed to be the primary beneficiary of a VIE when we have (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. We generally do not control a partially owned entity if the approval of all of the partners/members is contractually required with respect to decisions that most significantly impact the performance of the partially owned entity. This includes decisions regarding operating/capital budgets, and the placement of new or additional financing secured by the assets of the venture, among others. We account for investments under the equity method when the requirements for consolidation are not met, and we have significant influence over the operations of the investee. Equity method investments are initially recorded at cost and subsequently adjusted for our share of net income or loss and cash contributions and distributions each period. Equity investments that do not qualify for consolidation or equity method accounting are recorded at fair value in accordance with ASC Topic 321, *Investments-Equity Securities* ("ASC 321") or, if fair value is not readily determinable, are initially recognized at cost and subsequently remeasured if there is an orderly transaction in an identical or similar investment of the same issuer or if the investment is impaired.

Investments in unconsolidated partially owned entities are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded when there is a decline in the fair value of an investment below its carrying value and we conclude that the decline is other-than-temporary during our intended holding period. An impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on information available at the time the analyses are prepared. Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future rental revenues, operating expenses, capital expenditures, discount rates and capitalization rates which could differ materially from actual results.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less and are carried at cost, which approximates fair value due to their short-term maturities. The majority of our cash and cash equivalents consists of (i) deposits at major commercial banks, which may at times exceed the Federal Deposit Insurance Corporation limit and (ii) Certificate of Deposits placed through an Account Registry Service.

Restricted Cash: Restricted cash consists of cash escrowed under loan agreements (including for debt service, real estate taxes, property insurance, leasing costs and capital improvements), security deposits, cash restricted for the purposes of facilitating a Section 1031 Like-Kind exchange and cash restricted in connection with our deferred compensation plan.

Deferred Charges: Direct financing costs are deferred and amortized on a straight-line basis, which approximates the effective interest rate method, over the terms of the related agreements as a component of interest expense. Direct and incremental costs related to successful leasing activities are capitalized and amortized on a straight-line basis over the lives of the related leases.

2. Basis of Presentation and Significant Accounting Policies - continued

Significant Accounting Policies - continued

Revenue Recognition: Rental revenues include revenues from the leasing of space at our properties to tenants, trade shows, tenant services and parking garage revenues. Rental revenues from operating leases are recognized on a straight-line basis over the non-cancelable term of the lease, together with renewal options that are reasonably certain of being exercised. We commence revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. The excess of rents recognized over amounts contractually due are included in "receivable arising from the straight-lining of rents" on the consolidated balance sheets. Recoveries from tenants, consisting of amounts due for common area maintenance, real estate taxes, insurance, and other recoverable costs, are generally recognized as rental revenue in the same period as the related expenses are incurred. As lessor, we have elected to combine the lease and nonlease components of our operating lease agreements and account for the components as a single lease component in accordance with ASC Topic 842, *Leases* ("ASC 842"). We recognize amortization of acquired below-market leases as an increase to rental revenues and amortization of acquired above-market leases as a decrease to rental revenues over the term of the lease (see Note 8 **-** *Identified Intangible Assets and Liabilities*).

The Company provides its tenants with certain customary services at their request, such as sub-metered electric, service elevator, trash removal and other services. The revenues derived from these services are recognized in rental revenue as the services are transferred in accordance with ASC Topic 606 "*Revenue from Contracts with Customers*" ("ASC 606").

We evaluate on an individual lease basis whether it is probable that we will collect substantially all amounts due from our tenants and recognize changes in the collectability assessment of our operating leases as adjustments to rental revenue. Management exercises judgment in assessing collectability of tenant receivables and considers payment history, current credit status and publicly available information about the financial condition of the tenant, and other factors. Tenant receivables, including receivables arising from the straight-lining of rents, are written off when management deems that the collectability of substantially all future lease payments from a specific lease is not probable of collection, at which point, the Company will limit future rental revenues to cash received.

Revenues derived from the operations of our parking facilities, which charge hourly or monthly fees to provide parking services to customers, are recognized as the services are transferred in accordance with ASC 606. Revenues from the operation of trade shows at our properties, primarily derived from booth rentals, are recognized when the trade show booths are made available for use by the exhibitors in accordance with ASC 842.

We classify revenues derived from management, leasing and other contractual agreements (including BMS cleaning, engineering and security services) with third parties or with partially owned entities as "fee and other income" and recognize revenue as the services are transferred in accordance with ASC 606.

We have one lease arrangement classified as a sales-type lease under ASC 842. For sales-type leases, we record a net investment in the lease which is measured as the present value of the fixed and determinable lease payments over the lease term, including the unguaranteed residual value of the asset at the end of the lease, discounted at the rate implicit in the lease. Interest income is measured using the rate implicit in the lease over the lease term to produce a constant periodic rate of return on the net investment in the lease. Sales-type lease income is recorded in "rental revenues" on the consolidated statements of income.

2. Basis of Presentation and Significant Accounting Policies - continued

Significant Accounting Policies - continued

Income Taxes: Vornado operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. Vornado distributes to its shareholders 100% of its REIT taxable income and therefore, no provision for Federal income taxes is required. Dividends distributed for the year ended December 31, 2025, were characterized, for federal income tax purposes, as 40.6% ordinary income under Section 199A of the Internal Revenue Code, 45.9% long-term capital gain and 13.5% qualified dividend income (taxed as long-term capital gain). Dividends distributed for the years ended December 31, 2024 and 2023 were characterized, for federal income tax purposes, as ordinary income under Section 199A of the Internal Revenue Code.

We have elected to treat certain consolidated subsidiaries, and may in the future elect to treat newly formed subsidiaries, as taxable REIT subsidiaries pursuant to an amendment to the Internal Revenue Code that became effective January 1, 2001. Taxable REIT subsidiaries may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to Federal and State income tax at regular corporate tax rates. The Farley Building and our 220 Central Park South (“220 CPS”) condominium project are held through taxable REIT subsidiaries.

As of December 31, 2025 and 2024, our taxable REIT subsidiaries had deferred tax assets, net of valuation allowances, of $3,385,000 and $6,142,000, respectively, which are included in “other assets” on our consolidated balance sheets. As of December 31, 2025 and 2024, our taxable REIT subsidiaries had deferred tax liabilities of $88,153,000 and $84,877,000, respectively, which are included in "other liabilities" on our consolidated balance sheets. The deferred tax assets relate to net operating loss carry forwards and temporary differences between the book and tax basis of our assets. The deferred tax liabilities relate to temporary differences between the book and tax basis of our assets.

As of December 31, 2025, our taxable REIT subsidiaries have an estimated $193,000,000 of federal net operating loss ("NOL") carryforwards and $232,000,000 of state and local NOL carryforwards, which are reduced by valuation allowances of $184,000,000 for federal NOL carryforwards and $232,000,000 for state and local NOL carryforwards. The NOL carryforwards are subject to certain limitations.

For the year ended December 31, 2025, we recognized $13,509,000 of income tax expense based on an effective tax rate of approximately 1.4%. For the years ended December 31, 2024 and 2023, we recognized $22,729,000 and $29,222,000, respectively of income tax expense, based on effective tax rates of approximately 53.0% and 47.0%, respectively. Income tax expense recorded in each of the years primarily relates to our consolidated taxable REIT subsidiaries, and certain state, local, and franchise taxes. The year ended December 31, 2025 included $13,176,000 of income tax expense resulting from book to tax differences (primarily straight-line rent adjustments and depreciation) on our investment in The Farley Building and $4,051,000 of income tax expense recognized on the sale of 220 CPS condominium units. The year ended December 31, 2024 included $14,353,000 of income tax expense resulting from book to tax differences (primarily straight-line rent adjustments and depreciation) on our investment in The Farley Building and $2,106,000 of income tax expense recognized on the sale of 220 CPS condominium units. The year ended December 31, 2023 included $11,722,000 of income tax expense resulting from book to tax differences on our investment in The Farley Building and $2,168,000 of income tax expense recognized on the sale of 220 CPS condominium units. The Company has no uncertain tax positions recognized as of December 31, 2025 and 2024.

The Operating Partnership’s partners are required to report their respective share of taxable income on their individual tax returns.

The estimated taxable income attributable to Vornado common shareholders (unaudited) for the years ended December 31, 2025, 2024 and 2023 was approximately $141,029,000, $145,630,000, and $102,903,000, respectively. The book to tax differences between net income and estimated taxable income primarily result from differences in the income recognition or deductibility of depreciation and amortization, gain or loss from the sale of real estate and other capital transactions, impairment losses, straight-line rent adjustments, stock compensation expense and repairs expense related to the tangible property regulations.

The net basis of Vornado’s assets and liabilities for tax reporting purposes is approximately $1.6 billion lower than the amounts reported in Vornado’s consolidated balance sheet as of December 31, 2025.

3. Revenue Recognition

Below is a summary of our revenues by segment. Additional financial information related to these reportable segments for the years ended December 31, 2025, 2024 and 2023 is set forth in Note 23 - *Segment Information.*

(Amounts in thousands)	For the Year Ended December 31, 2025		
	Total	New York	Other
Property rentals	$ 1,464,053	$ 1,188,892	$ 275,161
Trade shows	21,997	—	21,997
Sales type lease income(1)	6,634	6,634	—
Lease revenues(2)	1,492,684	1,195,526	297,158
Tenant services	45,237	31,839	13,398
Parking revenues	20,320	15,945	4,375
Rental revenues	1,558,241	1,243,310	314,931
BMS cleaning fees	157,686	166,526	(8,840) (3)
Management and leasing fees	11,564	12,157	(593)
Other income	82,934	54,529	28,405
Fee and other income	252,184	233,212	18,972
Total revenues	$ 1,810,425	$ 1,476,522	$ 333,903

(Amounts in thousands)	For the Year Ended December 31, 2024		
	Total	New York	Other
Property rentals	$ 1,486,503	$ 1,215,854	$ 270,649
Trade shows	21,541	—	21,541
Lease revenues(2)	1,508,044	1,215,854	292,190
Tenant services	41,549	29,344	12,205
Parking revenues	19,213	15,228	3,985
Rental revenues	1,568,806	1,260,426	308,380
BMS cleaning fees	149,225	159,903	(10,678) (3)
Management and leasing fees	14,680	15,443	(763)
Other income	54,975	36,225	18,750
Fee and other income	218,880	211,571	7,309
Total revenues	$ 1,787,686	$ 1,471,997	$ 315,689

See notes on following page.

3. Revenue Recognition - continued

(Amounts in thousands)	For the Year Ended December 31, 2023		
	Total	New York	Other
Property rentals	$ 1,523,890	$ 1,222,229	$ 301,661
Trade shows	20,781	—	20,781
Lease revenues[2]	1,544,671	1,222,229	322,442
Tenant services	42,460	31,086	11,374
Parking revenues	20,355	16,502	3,853
Rental revenues	1,607,486	1,269,817	337,669
BMS cleaning fees	141,937	151,608	(9,671) [3]
Management and leasing fees	13,040	13,619	(579)
Other income	48,700	17,114	31,586
Fee and other income	203,677	182,341	21,336
Total revenues	$ 1,811,163	$ 1,452,158	$ 359,005

(1) See Note 5 - *770 Broadway* for details.

(2) The components of lease revenues were as follows:

	For the Year Ended December 31,		
	2025	2024	2023
Fixed billings	$ 1,367,177	$ 1,355,033	$ 1,394,626
Variable billings	118,873	153,011	150,045
Total contractual operating lease billings	1,486,050	1,508,044	1,544,671
Sales-type lease income	6,634	—	—
Lease revenues	$ 1,492,684	$ 1,508,044	$ 1,544,671

(3) Represents the elimination of BMS cleaning fees related to THE MART and 555 California Street which are included as income in the New York segment.

4. Investments in Partially Owned Entities

Fifth Avenue and Times Square JV

As of December 31, 2025, we own a 51.5% common interest in a joint venture ("Fifth Avenue and Times Square JV") which owns interests in properties located at 640 Fifth Avenue, 655 Fifth Avenue, 666 Fifth Avenue, 689 Fifth Avenue, 697-703 Fifth Avenue, 1535 Broadway and 1540 Broadway (collectively, the "Properties"). The remaining 48.5% common interest in the joint venture is owned by a group of institutional investors (the "Investors"). Our 51.5% common interest in the joint venture represents an effective 51.0% interest in the Properties. The 48.5% common interest in the joint venture owned by the Investors represents an effective 47.2% interest in the Properties.

As of December 31, 2025, we own $1.079 billion aggregate liquidation preference of preferred equity interests in certain of the properties, which had been reduced from $1.828 billion as of December 31, 2024, following the partial redemptions discussed below. The preferred equity has an annual coupon of 4.75% through April 2029, and will then be based on a formulaic rate. It can be redeemed under certain conditions on a tax deferred basis.

As of December 31, 2025, the carrying amount of our investment in the joint venture was less than our share of the equity in the net assets of the joint venture by approximately $709,414,000, the basis difference primarily resulting from the non-cash impairment losses recognized in prior periods. Substantially all of this basis difference was allocated, based on our estimates of the fair values of Fifth Avenue and Times Square JV's assets and liabilities, to real estate (land and buildings). We are amortizing the basis difference related to the buildings into earnings as a reduction to depreciation expense over their estimated useful lives.

We receive an annual fee for managing the Properties equal to 2% of the gross revenues from the Properties. In addition, we are entitled to a development fee of 5% of development costs, plus reimbursement of certain costs, for development projects performed by us. We are entitled to 1.5% of development costs, plus reimbursement of certain costs, as a supervisory fee for development projects not performed by us. We provide leasing services for fees calculated based on a percentage of rents, less any commissions paid to third-party real estate brokers, if applicable. We jointly provide leasing services for the retail space with Crown Retail Services LLC, and exclusively provide leasing services for the office space. We recognized property management fee income, included in "fee and other income" on our consolidated statements of income, of $3,538,000, $4,276,000 and $4,587,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

Wholly owned subsidiaries of Vornado provide cleaning, security and engineering services at certain Properties. We recognized income for these services, included in "fee and other income" on our consolidated statements of income, of $4,567,000, $4,624,000 and $4,499,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

We believe, based on comparable fees charged by other real estate companies, that the fees described above are consistent with the market.

On January 8, 2025, the Fifth Avenue and Times Square JV completed the sale to UNIQLO of the portion of its U.S. flagship store at 666 Fifth Avenue owned by the joint venture for $350,000,000 and realized net proceeds of $342,000,000. The net proceeds were used to partially redeem Vornado's preferred equity on the asset. The joint venture continues to own 23,832 square feet of retail space (7,416 square feet at grade) at 666 Fifth Avenue consisting of the Abercrombie & Fitch and Tissot stores. We recognized a financial statement gain of $76,162,000, which is included in "income from partially owned entities" on our consolidated statements of income.

On April 14, 2025, the Fifth Avenue and Times Square JV completed a $450,000,000 financing of 1535 Broadway. The interest-only non-recourse loan bears interest at a fixed rate of 6.90% and matures in May 2030. After transaction costs and reserves, $407,000,000 of the net proceeds from the financing were used to partially redeem Vornado's preferred equity on the asset.

4. Investments in Partially Owned Entities – continued

Alexander's, Inc

As of December 31, 2025, we own 1,654,068 Alexander's common shares, or approximately 32.4% of Alexander's common equity. We manage, develop and lease Alexander's properties pursuant to agreements which expire in March of each year and are automatically renewable. As of December 31, 2025 and 2024, Alexander's owed us an aggregate of $134,000 and $1,159,000, respectively, pursuant to such agreements.

As of December 31, 2025, the market value ("fair value" pursuant to ASC Topic 820, *Fair Value Measurements* ("ASC 820")) of our investment in Alexander's, based on Alexander's December 31, 2025 closing share price of $217.94, was $360,488,000, or $313,212,000 in excess of the carrying amount on our consolidated balance sheet. As of December 31, 2025, the carrying amount of our investment in Alexander's, excluding amounts owed to us, exceeds our share of the equity in the net assets of Alexander's by approximately $29,054,000. The majority of this basis difference resulted from the excess of our purchase price for the Alexander's common stock acquired over the book value of Alexander's net assets. Substantially all of this basis difference was allocated, based on our estimates of the fair values of Alexander's assets and liabilities, to real estate (land and buildings). We are amortizing the basis difference related to the buildings into earnings as additional depreciation expense over their estimated useful lives. This depreciation is not material to our share of equity in Alexander's net income.

We receive an annual fee for managing Alexander's and all of its properties equal to the sum of (i) $2,800,000, (ii) 2% of the gross revenue from the Rego Park II Shopping Center, (iii) $0.50 per square foot of the tenant-occupied office and retail space at 731 Lexington Avenue, and (iv) $387,000, escalating at 3% per annum, for managing the common area of 731 Lexington Avenue. In addition, we are entitled to a development fee of 6% of development costs, as defined.

We provide Alexander's with leasing services for a fee of 3% of rent for the first ten years of a lease term, 2% of rent for the eleventh through twentieth year of a lease term and 1% of rent for the twenty-first through thirtieth year of a lease term, subject to the payment of rents by tenants. In the event third party real estate brokers are used, Alexander's is directly responsible for any third-party lease commissions and, in such circumstances, our fee is one-third of the applicable third-party lease commissions.

Wholly owned subsidiaries of Vornado provide cleaning, engineering, security, and garage management services to certain Alexander's properties. During the years ended December 31, 2025, 2024 and 2023, we recognized $3,849,000, $4,611,000 and $4,629,000 of income, respectively, for these.

On December 5, 2025, Alexander's completed a $175,000,000 refinancing of Rego Park II shopping center, located in Queens, New York. The five-year interest-only loan matures in December 2030 and bears interest at a rate of SOFR plus 2.00%. Alexander's paid down by $23,544,000 the prior $198,544,000 loan that bore interest at a rate of SOFR plus 1.45% and was scheduled to mature in December 2025.

On December 23, 2025, Alexander's entered into an agreement to restructure the $300,000,000 mortgage loan on the retail condominium portion of 731 Lexington Avenue, which previously bore interest at SOFR plus 1.51%. The restructured loan was split into (i) a $132,500,000 senior A-Note that was purchased by a wholly owned subsidiary of Alexander's, which bears interest at a fixed rate of 7.00% and (ii) a $167,500,000 junior C-Note held by the lenders of the original loan, which accrues PIK interest at 4.55%. In addition, Alexander's has the right to fund operating shortfalls, interest on the A-Note and capital for re-leasing at the property through a B-Note, which will be junior to the A-Note and senior to the C-Note. The B-Note bears interest at a fixed rate of 13.50%, except for loan amounts above $65,000,000 used to pay interest on the A-Note, which will bear interest at a fixed rate of 7.00%. The restructured loan matures in December 2035.

Independence Plaza

On June 5, 2025, a joint venture, in which we have a 50.1% interest, completed a $675,000,000 refinancing of Independence Plaza, a 1,328 unit residential complex in the Tribeca submarket of Manhattan. The interest-only non-recourse loan bears interest at a fixed rate of 5.84% and matures in June 2030. The loan replaced the previous $675,000,000 loan that was scheduled to mature in July 2025 and bore interest at 4.25%.

49 West 57th Street

On June 26, 2025, a joint venture, in which we own a 50.0% interest, completed the sale of the 49 West 57th Street commercial condominium. We received net proceeds of $8,650,000 and recognized a financial statement net gain of $2,527,000 which is included in "income from partially owned entities" on our consolidated statements of income.

512 West 22nd Street

On August 14, 2025, a joint venture, in which we own a 55.0% interest, completed the sale of 512 West 22nd Street, a 173,000 square foot office building, for $205,000,000. The joint venture used a portion of the proceeds to repay the $122,930,000 mortgage loan encumbering the property. We received net proceeds of $37,900,000 and recognized a financial statement net gain of $11,002,000, which is included in "income from partially owned entities" on our consolidated statements of income.

4. Investments in Partially Owned Entities – continued

650 Madison Avenue

In October 2025, a joint venture, in which we own a 22.2% interest, received a notice of default (the "Notice") on the $800,000,000 non-recourse mortgage loan secured by 650 Madison Avenue, a 601,000 square foot Manhattan office and retail building. The Notice asserts that the joint venture is in default under the loan agreement due to its failure to pay the full interest and reserve amounts due and owing under the loan agreement and that the joint venture's obligations became immediately due and payable. In November 2025, the joint venture cured the default and the loan is currently in good standing.

As previously announced in the fourth quarter of 2022, we wrote off our entire investment in 650 Madison Avenue and accordingly carry this investment at zero on our balance sheet and no longer record our share of net income (loss) from this investment.

Below is a schedule of our investments in partially owned entities.

(Amounts in thousands)	Percentage Ownership as of December 31, 2025	Balance as of December 31, 2025	Balance as of December 31, 2024
Investments:			
Fifth Avenue and Times Square JV (see page 87 for details)	51.5%	$ 1,538,141	$ 2,235,546
Partially owned office buildings/land(1)	Various	148,958	186,190
Alexander's (see page 88 for details)	32.4%	47,276	68,492
Other equity method investments(2)	Various	206,903	201,250
		$ 1,941,278	$ 2,691,478
Investments in partially owned entities included in other liabilities(3):			
7 West 34th Street	53.0%	$ (65,726)	$ (70,552)
85 Tenth Avenue	49.9%	(25,198)	(18,978)
		$ (90,924)	$ (89,530)

(1) Includes interests in 280 Park Avenue, 61 Ninth Avenue and others.
(2) Includes interests in Independence Plaza, Sunset Pier 94 Joint Venture ("Pier 94 JV"), Rosslyn Plaza and others.
(3) Our negative basis results from distributions in excess of our investment.

Below is a schedule of income from partially owned entities.

(Amounts in thousands)	Percentage Ownership as of December 31, 2025	For the Year Ended December 31, 2025	2024	2023
Our share of net income (loss):				
Fifth Avenue and Times Square JV (see page 87 for details):				
Equity in net income	51.5%	$ 14,716	$ 43,451	$ 35,209
Return on preferred equity, net of our share of the expense		27,528	40,668	37,416
Net gain on sale		76,162	—	—
		118,406	84,119	72,625
Alexander's (see page 88 for details):				
Equity in net income	32.4%	8,915	13,813	15,441
Management, leasing and development fees		5,717	5,263	5,238
Net gain on sale of land		—	—	16,396
		14,632	19,076	37,075
Partially owned office buildings(1)(2)	Various	(2,705)	(839)	(73,589)
Other equity method investments(3)	Various	10,977	10,108	2,578
		$ 141,310	$ 112,464	$ 38,689

(1) Includes interests in 280 Park Avenue, 7 West 34th Street, 512 West 22nd Street (sold on August 14, 2025), 61 Ninth Avenue, 85 Tenth Avenue and others.
(2) 2025 includes the $11,002 gain associated with the sale of 512 West 22nd Street (see page 88 for details) and 2024 includes our $31,215 share of the debt extinguishment gain from the repayment of the 280 Park Avenue mezzanine loan.
(3) Includes interests in Independence Plaza, Pier 94 JV, Rosslyn Plaza and others.

4. Investments in Partially Owned Entities – continued

Below is a summary of the debt of our partially owned entities.

(Amounts in thousands)	Percentage Ownership as of December 31, 2025	Maturity(1)	Weighted Average Interest Rate as of December 31, 2025(2)	100% Partially Owned Entities' Debt(3) as of December 31, 2025	2024
Mortgages Payable:					
Partially owned office buildings(4)(5)	Various	2026-2028	5.15%	$ 2,221,500	$ 3,146,918
Alexander's	32.4%	2027-2035	4.82%	836,691	996,544
Fifth Avenue and Times Square JV	51.5%	2028-2030	6.73%	1,195,708	753,194
Other(6)	Various	2026-2032	6.31%	1,417,019	1,311,662

(1) Assumes the exercise of as-of-right extension options.
(2) Represents the interest rate in effect as of period end based on the appropriate reference rate as of the contractual reset date plus contractual spread, adjusted for hedging instruments, as applicable.
(3) The Operating Partnership guarantees $303,000 of debt, primarily comprised of the $300,000 mortgage loan on 7 West 34th Street. Upon the refinancing in January 2026, the payment guarantee for the mortgage loan secured by 7 West 34th Street was extinguished.
(4) Includes interests in 280 Park Avenue, 7 West 34th Street, 61 Ninth Avenue, 85 Tenth Avenue and others.
(5) Excludes our 22.2% share of the $800,000 650 Madison mortgage loan. We wrote-off our entire investment in 650 Madison in 2022 and no longer record our share of net income (loss) for this investment. See page 89 for further details.
(6) Includes interests in Independence Plaza, Pier 94 JV, Rosslyn Plaza and others.

Based on our ownership interest in the partially owned entities above, our pro rata share of the debt of these partially owned entities was $2,478,544,000 and $2,477,701,000 as of December 31, 2025 and 2024, respectively.

Summary of Condensed Combined Financial Information

The following is a summary of condensed combined financial information for all of our partially owned entities.

(Amounts in thousands)	As of December 31, 2025	2024
Balance Sheet:		
Assets	$ 10,575,000	$ 11,296,000
Liabilities	7,268,000	7,073,000
Noncontrolling interests	1,151,000	1,905,000
Equity	2,156,000	2,318,000

(Amounts in thousands)	For the Year Ended December 31, 2025	2024	2023
Income Statement:			
Total revenue	$ 1,073,000	$ 1,119,000	$ 1,132,000
Net income	5,000	33,000	34,000
Net loss attributable to the entities	(49,000)	(49,000)	(40,000)

5. 770 Broadway

On May 5, 2025, we completed a master lease with New York University ("NYU") to lease 1,076,000 square feet at 770 Broadway, on an "as is", triple net basis for a 70-year lease term. Under the terms of the master lease, a rental agreement under Section 467 of the Internal Revenue Code, NYU made a prepaid lease payment of $935,000,000, and will also make annual lease payments of $9,281,000 during the lease term. NYU has an option to purchase the leased premises in both 2055 and at the end of the lease term in 2095. NYU assumed the existing office leases at the property.

We used a portion of the prepaid lease payment to repay the $700,000,000 mortgage loan which previously encumbered the property.

Vornado retained the 92,000 square feet retail condominium leased to Wegmans.

In connection with the above transaction, the Company recorded a net investment in lease of $165,487,000, which includes an unguaranteed residual asset of approximately $15,308,000. The net investment in lease was measured as the present value of the fixed and determinable lease payments over the 70-year lease term, including the unguaranteed residual value of the asset at the end of the lease, discounted at the rate implicit in the lease. In addition, in connection with the above transaction, the Company derecognized assets of $266,112,000 and recorded a gain on sales-type lease of $803,248,000.

5. 770 Broadway - continued

As of December 31, 2025, our net investment in lease was $166,024,000. Future minimum lease payments to be received as of December 31, 2025 are as follows:

(Amounts in thousands)	As of December 31, 2025
2026	$ 9,281
2027	9,281
2028	9,281
2029	9,281
2030	9,281
Thereafter	597,194
Total minimum lease payments	643,599
Amount representing interest	(493,737)
Sales-type lease receivable	149,862
Asset unguaranteed residual value	16,162
Net investment in lease	$ 166,024

6. Acquisitions

Investment in Loan

On July 24, 2025, we purchased the $35,000,000 A-Note secured by 3 East 54th Street at par plus accrued interest. The A-Note accrues interest at 4.89% plus 4.00% default interest. The A-Note was recorded to "other assets" on our consolidated balance sheets. We previously acquired the $50,000,000 B-Note secured by the property in August 2024. The A-Note and B-Note were in default. On January 7, 2026, we closed on the acquisition of the property for $141,000,000. The $107,000,000 loan balance, including default interest and advances, was credited towards the purchase price. See Note 24 - *Subsequent Events* for further details.

623 Fifth Avenue

On September 4, 2025, we purchased the 623 Fifth Avenue office condominium, a 36-story, 383,000 square foot building for $218,000,000, which is included in "Development costs and construction in progress" on our consolidated balance sheets. At closing, we borrowed $145,420,000 under our revolving credit facility to partially finance the acquisition. We are redeveloping the asset into a premier, boutique office building.

7. Dispositions

220 Central Park South

During the year ended December 31, 2025, we closed on the sale of three condominium units and ancillary amenities at 220 CPS for net proceeds of $37,374,000, resulting in a financial statement net gain of $21,080,000 which is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income. In connection with these sales, $4,051,000 of income tax expense was recognized on our consolidated statements of income. One unit remains unsold, with a carrying value of $5,483,000 which is included in "other assets" on our consolidated balance sheets.

Canal Street Condominium Units

During the year ended December 31, 2025, we closed on the sale of eight residential and two retail condominium units at 304-306 Canal Street and 334 Canal Street for net proceeds of $32,613,000, resulting in a financial statement net gain of $14,211,000 which is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income. All units have been sold.

8. Identified Intangible Assets and Liabilities

The following summarizes our identified intangible assets (primarily in-place and above-market leases) and liabilities (primarily below-market leases).

(Amounts in thousands)	Balance as of December 31,	
	2025	2024
Identified intangible assets:		
Gross amount	$ 192,555	$ 193,217
Accumulated amortization	(81,962)	(75,002)
Total, net	$ 110,593	$ 118,215
Identified intangible liabilities (included in deferred revenue):		
Gross amount	$ 134,499	$ 134,499
Accumulated amortization	(113,271)	(110,982)
Total, net	$ 21,228	$ 23,517

Amortization of acquired below-market leases, net of acquired above-market leases, resulted in an increase to rental revenues of $383,000, $3,035,000 and $5,268,000 for the years ended December 31, 2025, 2024 and 2023, respectively. Estimated annual amortization for each of the five succeeding years commencing January 1, 2026 is below:

(Amounts in thousands)	
2026	$ 292
2027	(247)
2028	(149)
2029	(119)
2030	(539)

Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $5,718,000, $6,930,000 and $8,342,000 for the years ended December 31, 2025, 2024 and 2023, respectively. Estimated annual amortization for each of the five succeeding years commencing January 1, 2026 is below:

(Amounts in thousands)	
2026	$ 5,615
2027	5,308
2028	4,175
2029	3,660
2030	3,657

9. Debt

Senior Unsecured Notes due 2025

We repaid our $450,000,000 3.50% senior unsecured notes on their January 15, 2025 maturity date.

PENN 11

On July 16, 2025, we completed a $450,000,000 refinancing of PENN 11, a 1,200,000 square foot Manhattan office building. The five-year interest-only loan matures in August 2030 and has a fixed rate of 6.35%. We paid down by $50,000,000 the prior $500,000,000 loan that bore interest at a rate of SOFR plus 2.06% (swapped to an all-in fixed rate of 6.28%) and was scheduled to mature in October 2025. The swap was terminated at the time of refinancing, and we received $130,000 of proceeds.

4 Union Square South

On August 12, 2025, we completed a $120,000,000 refinancing of 4 Union Square South, a 204,000 square foot Manhattan retail property. The ten-year interest-only loan matures in September 2035 and has a fixed rate of 5.64%. The loan replaced the previous $120,000,000 loan that bore interest at SOFR plus 1.50% and was scheduled to mature in August 2025.

888 Seventh Avenue

On December 10, 2025, the $244,543,000 non-recourse mortgage loan on 888 Seventh Avenue matured and was not repaid, at which time the lenders declared an event of default. The loan currently bears interest at a rate of SOFR plus 1.80% and provides for additional default interest of 3.00%. The default interest was waived for a ninety-day period. We have executed a term sheet with the lenders pursuant to which the lenders will forebear from exercising their remedies and will waive default interest until February 2027, subject to certain conditions. There can be no assurance that the forbearance agreement will be completed.

The following is a summary of our debt:

(Amounts in thousands)	Weighted Average Interest Rate as of December 31, 2025[(1)]	Balance as of December 31, 2025	2024
Mortgages Payable:			
Fixed rate[(2)]	5.05%	$ 3,415,000	$ 4,591,400
Variable rate[(3)]	5.70% [(4)]	1,529,037	1,115,776
Total	5.25%	4,944,037	5,707,176
Deferred financing costs, net and other		(23,368)	(31,162)
Total, net		$ 4,920,669	$ 5,676,014
Unsecured Debt:			
Senior unsecured notes	2.73%	$ 750,000	$ 1,200,000
Deferred financing costs, net and other		(2,798)	(4,086)
Senior unsecured notes, net		747,202	1,195,914
Unsecured term loan	4.27%	800,000	800,000
Deferred financing costs, net and other		(2,663)	(4,052)
Unsecured term loan, net		797,337	795,948
Unsecured revolving credit facilities	4.05%	720,420	575,000
Total, net		$ 2,264,959	$ 2,566,862

---

(1) Represents the interest rate in effect as of period end based on the appropriate reference rate as of the contractual reset date plus contractual spread, adjusted for hedging instruments, as applicable. See Note 15 - *Fair Value Measurements* for further information on our consolidated hedging instruments.
(2) Includes variable rate mortgages with interest rates fixed by interest rate swap arrangements.
(3) Includes variable rate mortgages subject to interest rate cap arrangements. As of December 31, 2025, $1,210,000 of our variable rate debt was subject to interest rate cap arrangements. The interest rate cap arrangements have a weighted average strike rate of 4.47% and a weighted average remaining term of eight months.
(4) Includes additional 3.00% default interest on the 606 Broadway mortgage loan.

9. Debt – continued

The net carrying amount of properties collateralizing the above indebtedness amounted to $6.0 billion as of December 31, 2025.

As of December 31, 2025, the principal maturities of mortgages payable and unsecured debt, including as-of-right extension options, for the next five years and thereafter are presented below. The below excludes the $74,494,000 mortgage loan on 606 Broadway and the $244,543,000 mortgage loan on 888 Seventh Avenue which are in maturity default.

(Amounts in thousands)	Mortgages Payable	Unsecured Debt
Year Ended December 31,		
2026[(1)]	$ 525,000	$ 400,000
2027	880,000	1,520,420 [(2)]
2028	2,300,000	—
2029	—	—
2030	450,000	—
Thereafter	470,000	350,000

(1) In January 2026, we (i) completed a public offering of $500,000 senior unsecured notes, which will partially be used to repay our $400,000 unsecured notes due June 2026 and (ii) refinanced the $525,000 One Park Avenue loan. See Note 24 - *Subsequent Events* for further details.

(2) On January 7, 2026, we completed a refinancing of our $1,250,000 unsecured revolving credit facility ($720,420 drawn as of December 31, 2025) and our $800,000 unsecured term loan. See Note 24 - *Subsequent Events* for further details.

10. Redeemable Noncontrolling Interests

Redeemable Noncontrolling Partnership Units

Redeemable noncontrolling partnership units are primarily comprised of Class A Operating Partnership units held by third parties and are recorded at the greater of their carrying amount or redemption value at the end of each reporting period. Changes in the value from period-to-period are charged to "additional capital" in Vornado's consolidated statements of changes in equity and to "partners' capital" on the consolidated balance sheets of the Operating Partnership. Class A units may be tendered for redemption to the Operating Partnership for cash; Vornado, at its option, may assume that obligation and pay the holder either cash or Vornado common shares on a one-for-one basis. Because the number of Vornado common shares outstanding at all times equals the number of Class A units owned by Vornado, the redemption value of each Class A unit is equivalent to the market value of one Vornado common share, and a distribution made to a Class A unitholder is equal to the dividend paid to a Vornado common shareholder.

Below are the details of redeemable noncontrolling partnership units.

(Amounts in thousands, except units and per unit amounts)	Balance as of December 31,		Units Outstanding as of December 31,			
Unit Series	**2025**	**2024**	**2025**	**2024**	**Per Unit Liquidation Preference**	**Preferred or Annual Distribution Rate**
Common:						
Class A units held by third parties	$ 554,136 [(1)]	$ 708,408 [(1)]	16,650,713	16,850,803	n/a	$ 0.74
Perpetual Preferred/Redeemable Preferred:						
3.25% D-17 Cumulative Redeemable[(2)]	$ 3,535	$ 3,535	141,400	141,400	$ 25.00	$ 0.8125

(1) Balance reflects the redemption value which is based on Vornado's quarter-end closing common share price.

(2) Holders may tender units for redemption to the Operating Partnership for cash at their stated redemption amount; Vornado, at its option, may assume that obligation and pay the holders either cash or Vornado preferred shares on a one-for-one basis. These units are redeemable at Vornado's option at any time.

Below is a table summarizing the activity of redeemable noncontrolling partnership units.

(Amounts in thousands)	For the Year Ended December 31, 2025	2024
Beginning balance	$ 711,943	$ 483,786
Net income	73,871	860
Other comprehensive loss	(5,126)	(693)
Distributions	(12,893)	(12,698)
Redemption of Class A units for Vornado common shares, at redemption value	(51,952)	(15,912)
Redeemable Class A unit measurement adjustment	(183,578)	226,586
Other, net	25,406	30,014
Ending balance	$ 557,671	$ 711,943

10. Redeemable Noncontrolling Interests - continued

Redeemable Noncontrolling Partnership Units - continued

Redeemable noncontrolling partnership units exclude our Series G-1 through G-4 convertible preferred units and Series D-13 cumulative redeemable preferred units, as they are accounted for as liabilities in accordance with ASC Topic 480, Distinguishing Liabilities and Equity. Accordingly, the fair value of these units is included as a component of "other liabilities" on our consolidated balance sheets and aggregated $49,465,000 and $49,684,000 as of December 31, 2025 and 2024, respectively. Changes in the value from period-to-period, if any, are charged to “interest and debt expense” on our consolidated statements of income.

Redeemable Noncontrolling Interest in a Consolidated Subsidiary

A consolidated joint venture in which we own a 95% interest, developed and owns the Farley Building. As of December 31, 2025, a historic tax credit investor (the "Tax Credit Investor") has funded $209,661,000 of capital contributions to the Farley Building development.

The arrangement includes a put option whereby the joint venture may be obligated to purchase the Tax Credit Investor’s ownership interest in the Farley Building at a future date. The put price is calculated based on a pre-determined formula. As exercise of the put option is outside of the joint venture’s control, the Tax Credit Investor’s interest, together with the put option, have been recorded to “redeemable noncontrolling interest in a consolidated subsidiary” on our consolidated balance sheets. The redeemable noncontrolling interest is recorded at the greater of the carrying amount or redemption value at the end of each reporting period. Changes in the value from period-to-period are charged to “additional capital” in Vornado’s consolidated statements of changes in equity and to “partners’ capital” on the consolidated balance sheets of the Operating Partnership. There was no adjustment required for the years ended December 31, 2025 and 2024.

Redeemable Noncontrolling Interest in a Consolidated Subsidiary

Below is a table summarizing the activity of the redeemable noncontrolling interest in a consolidated subsidiary.

(Amounts in thousands)	For the Year Ended December 31,	
	2025	2024
Beginning balance	$ 122,715	$ 154,662
Net loss	(28,854)	(31,167)
Distributions	(4,835)	(4,119)
Contributions	1,254	3,339
Ending balance	$ 90,280	$ 122,715

11. Shareholders' Equity/Partners' Capital

Common Shares (Vornado Realty Trust)

As of December 31, 2025, there were 190,666,367 common shares outstanding. During 2025, we paid an aggregate of $141,277,000 of common dividends at an annual rate of $0.74 per share.

Class A Units (Vornado Realty L.P.)

As of December 31, 2025, there were 190,666,367 Class A units outstanding that were held by Vornado. These units are classified as “partners’ capital” on the consolidated balance sheets of the Operating Partnership. As of December 31, 2025, there were 16,650,713 Class A units outstanding, that were held by third parties. These units are classified outside of “partners’ capital” as “redeemable partnership units” on the consolidated balance sheets of the Operating Partnership (see Note 10 – *Redeemable Noncontrolling Interests*). During 2025, the Operating Partnership paid an aggregate of $141,277,000 of distributions to Vornado at an annual rate of $0.74 per unit.

Share Repurchase Program

In April 2023, our Board of Trustees authorized a share repurchase plan under which Vornado is authorized to repurchase up to $200,000,000 of its outstanding common shares. To the extent Vornado repurchases any of its common shares, in order to fund the common share repurchase and maintain the one-to-one ratio of the number of Vornado common shares outstanding and the number of Class A units owned by Vornado, the Operating Partnership will repurchase from Vornado an equal number of its Class A units at the same price.

Share repurchases may be made from time to time in the open market, through privately negotiated transactions or through other means as permitted by federal securities laws, including through block trades, accelerated share repurchase transactions and/or trading plans intended to qualify under Rule 10b5-1. The timing, manner, price and amount of any repurchases will be determined in Vornado’s discretion depending on business, economic and market conditions, corporate and regulatory requirements, prevailing prices for Vornado’s common shares, alternative uses for capital and other considerations. The plan does not have an expiration date and may be suspended or discontinued at any time and does not obligate Vornado to make any repurchases of its common shares.

11. Shareholders' Equity/Partners' Capital

Share Repurchase Program - continued

During the year ended December 31, 2025, Vornado repurchased 1,462,360 common shares for $50,962,000 at an average price per share of $34.85. The Operating Partnership repurchased Class A units from Vornado equivalent to the number and price of common shares repurchased by Vornado. As of December 31, 2025, $119,895,000 remained available for repurchases under a $200,000,000 share repurchase plan authorized by Vornado's Board of Trustees in 2023.

Preferred Shares/Units

The following table sets forth the details of our preferred shares of beneficial interest and the preferred units of the Operating Partnership outstanding as of December 31, 2025 and 2024. During 2025, we paid $62,104,000 in preferred dividends.

(Amounts in thousands, except share/unit and per share/per unit amounts)

Preferred Shares/Units	Balance as of December 31, 2025	Balance as of December 31, 2024	Shares/Units Outstanding as of December 31, 2025	Shares/Units Outstanding as of December 31, 2024	Per Share/Unit: Liquidation Preference	Per Share/Unit: Annual Dividend/ Distribution[(1)]
Convertible Preferred:						
6.50% Series A: authorized 8,450 and 9,180 shares/units[(2)]	$ 806	$ 825	8,450	9,180	$ 50.00	$ 3.25
Cumulative Redeemable Preferred[(3)]:						
5.40% Series L: authorized 13,800,000 shares/units	290,306	290,306	12,000,000	12,000,000	25.00	1.35
5.25% Series M: authorized 13,800,000 shares/units	308,946	308,946	12,780,000	12,780,000	25.00	1.3125
5.25% Series N: authorized 12,000,000 shares/units	291,134	291,134	12,000,000	12,000,000	25.00	1.3125
4.45% Series O: authorized 12,000,000 shares/units	291,153	291,153	12,000,000	12,000,000	25.00	1.1125
	$ 1,182,345	$ 1,182,364	48,788,450	$ 48,789,180		

(1) Dividends on preferred shares and distributions on preferred units are cumulative and are payable quarterly in arrears.

(2) Redeemable at the option of Vornado under certain circumstances, at a redemption price of 1.9531 common shares/Class A units per Series A preferred share/unit plus accrued and unpaid dividends/distributions through the date of redemption, or convertible at any time at the option of the holder for 1.9531 common shares/ Class A units per Series A preferred share/unit.

(3) Series L, Series M and Series N preferred shares/units are redeemable at Vornado's option at a redemption price of $25.00 per share/unit, plus accrued and unpaid dividends/distributions through the date of redemption. Series O preferred shares/units are redeemable commencing September 2026 at a redemption price of $25.00 per share/unit.

12. Stock-based Compensation

Vornado’s 2023 Omnibus Share Plan (the “Plan”) provides the Compensation Committee of Vornado’s Board of Trustees (the “Compensation Committee”) the ability to grant incentive and non-qualified Vornado stock options, restricted Vornado common shares, restricted Operating Partnership units (“LTIP Units”), out-performance plan awards (“OPP Units”), appreciation-only long-term incentive plan units (“AO LTIP Units”), performance conditioned appreciation-only long-term incentive plan units (“Performance AO LTIP Units”), and long-term performance plan units (“LTPP Units”) to certain of our employees and officers.

Under the Plan, awards may be granted up to a maximum 10,800,000 shares, if all awards granted are Full Value awards, as defined in the Plan, and up to 21,600,000 shares, if all of the awards granted are Not Full Value Awards, as defined in the Plan. Full Value Awards are securities that have a value equivalent to the underlying Vornado common share or Class A unit of the Operating Partnership, such as restricted Vornado common shares or LTIP Units. Vornado stock options, AO LTIP Units and Performance AO LTIP Units are Not Full Value Awards; these securities require the payment of an exercise price. As of December 31, 2025, Vornado had approximately 1,701,000 shares available for future grants under the Plan, if all awards granted are Full Value Awards, as defined.

12. Stock-based Compensation - continued

We account for forfeitures as they occur and any previously recognized compensation cost is reversed in the period that an award is forfeited. Below is a summary of our stock-based compensation expense, a component of "general and administrative" expense on our consolidated statements of income.

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
LTIP Units	$ 12,090	$ 14,044	$ 22,179
Performance AO LTIP Units	11,103	12,774	11,426
LTPP Units	1,901	2,519	7,189
OPP Units	385	835	1,992
Vornado stock options	—	—	162
Vornado restricted stock	—	—	159
AO LTIP Units	—	—	94
	$ 25,479	$ 30,172	$ 43,201

Below is a summary of unrecognized stock-based compensation expense as of December 31, 2025.

(Amounts in thousands)	As of December 31, 2025	Weighted-Average Remaining Amortization Period
Performance AO LTIP Units	$ 13,124	1.4
LTIP Units	7,716	1.2
LTPP Units	660	1.0
	$ 21,500	1.3

LTPP Units

LTPP Units are multi-year, LTIP units-based performance equity compensation plans. Awards granted under the LTPP are bifurcated between operational performance (50%) and relative performance (50%) measurements and may be earned at specified threshold, target and maximum levels.

The operational component awards may be earned based on Vornado's operational performance in the following categories:

- FFO, as adjusted per share (75% weighting); and
- Sustainability performance metrics consisting of greenhouse emissions reductions, GRESB score and Green Building Certification (LEED) achievements (aggregate 25% weighting).

Any LTPP award units tentatively earned based on Vornado's operational performance are subject to an absolute return modifier pursuant to which such award units are subject to a potential reduction (but not increase) of up to 30% if Vornado's three-year total shareholder return ("TSR") is below specified levels.

Awards under relative components may be earned based on Vornado's three-year TSR, measured against the Dow Jones U.S. Real Estate Office Index (50% weighting) and a Northeast peer group custom index (50% weighting). Awards earned under the relative component of the LTPP are subject to reductions of up to 30% if Vornado's three-year TSR is below specified levels.

In total, 653,779 units were earned under the 2023 LTPP plan which includes 437,642 units earned in February 2026. The units earned under the 2023 LTPP will vest 50% in January 2026 and 50% in January 2027. In total, 240,027 units were earned under the 2022 LTPP plan, which includes 168,371 units earned in February 2025. For the 2022 LTPP, 50% of the awards earned vested in January 2025 and the remaining 50% will vest in January 2026. In addition, the Chief Executive Officer is required to hold any earned and vested awards for three years following each such vesting date and all other award recipients are required to hold such awards for one year following each such vesting date. Dividends on awards granted under the LTPP accrue during the applicable performance period and are paid to participants if awards are ultimately earned based on the achievement of the designated performance objectives.

There were no LTPP Units granted during the years ended December 31, 2025 and 2024. LTPP Units granted during the year ended December 31, 2023 had a grant date fair value of $9,491,000, of which $4,670,000 was immediately expensed on the respective grant date due to acceleration of vesting for employees who are retirement eligible (have reached age 65 or age 60 with at least 20 years of service).

12. Stock-based Compensation – continued

OPP Units

OPP Units are multi-year, performance-based equity compensation plans under which participants have the opportunity to earn a class of units of the Operating Partnership if, and only if, Vornado outperforms a predetermined TSR and/or outperforms the market with respect to a relative TSR during the four-year performance period. OPP units, if earned, become convertible into Class A units of the Operating Partnership (and ultimately into Vornado common shares) following vesting.

There have been no OPP units granted since 2021.

In February 2025, 827,644 units were earned under the 2021 OPP plan.

Vornado Stock Options

Vornado stock options are granted at an exercise price equal to the average of the high and low market price of Vornado's common shares on the NYSE on the date of grant, generally vest over four years and expire ten years from the date of grant. Compensation expense related to Vornado stock option awards is recognized on a straight-line basis over the vesting period.

Below is a summary of Vornado's stock option activity for the year ended December 31, 2025.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding as of December 31, 2024	140,989	$ 64.61	
Exercised	(1,154)	36.26	
Expired	(15,230)	82.38	
Outstanding as of December 31, 2025	124,605	$ 62.70	2.71
Options exercisable as of December 31, 2025	124,605	$ 62.70	2.71

There have been no Vornado stock options granted since 2020.

Cash received from Vornado stock option exercises for the year ended December 31, 2025 was $42,000. There were no Vornado stock options exercised during the years ended December 31, 2024 and 2023. The total intrinsic value of Vornado stock options exercised during the year ended December 31, 2025 was $6,000. As of December 31, 2025, the aggregate intrinsic value of outstanding and exercisable Vornado stock options was $0.

Performance AO LTIP Units

Performance AO LTIP Units are AO LTIP Units that require the achievement of certain performance conditions by a specified date or they are forfeited. If the performance conditions are met, once vested, the awards may be converted into Class A Operating Partnership units in the same manner as AO LTIP Units until ten years from the date of grant.

On June 29, 2023, the Committee granted Performance AO LTIP Units to a broad group of employees of the Company including its named executive officers. Each Performance AO LTIP Unit is potentially convertible into a number of Class A Units, determined by reference to the excess of the closing market price of Vornado common shares on the NYSE on the date of conversion over $16.68. During 2024, the performance conditions under the 2023 Performance AO LTIP plan were satisfied in full following a greater than 75% increase in the share price above the grant date share price. As of December 31, 2025, the aggregate intrinsic value of outstanding Performance AO LTIP Units was $240,472,000. The 2023 Performance AO LTIP units remain subject to time-based vesting requirements.

The 2023 Performance AO LTIP Units will vest with respect to 20% on the 3rd anniversary of the Grant Date, and the remaining 80% will vest on the 4th anniversary of the Grant Date, subject to the recipient's continued employment with the Company.

Performance AO LTIP Units granted during the year ended December 31, 2023 had a fair value of $48,710,000. The fair value of each Performance AO LTIP Unit granted was estimated on the date of grant using an option-pricing model with the following weighted-average assumptions for grants in the year ended December 31, 2023:

Expected volatility	33%
Risk free interest rate	4%
Expected dividend yield	6%

12. Stock-based Compensation – continued

Performance AO LTIP Units - continued

Below is a summary of Performance AO LTIP Units activity for the year ended December 31, 2025.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding as of December 31, 2024	14,484,260	$ 16.68	
Outstanding as of December 31, 2025	14,484,260	$ 16.68	7.50
Options exercisable as of December 31, 2025	—	$ —	—

AO LTIP Units

AO LTIP Units are a class of partnership interests in the Operating Partnership that are intended to qualify as "profits interests" for federal income tax purposes and generally only allow the recipient to realize value to the extent the fair market value of a Vornado common share exceeds the threshold level set at the time the AO LTIP Units are granted, subject to any vesting conditions applicable to the award. The threshold level is intended to be equal to 100% of the then fair market value of a Vornado common share on the date of grant. The value of vested AO LTIP Units is realized through conversion of the AO LTIP Units into Class A Operating Partnership units. AO LTIP Units have a term of ten years from the grant date. Each holder will generally receive special income allocations in respect of an AO LTIP Unit equal to 10% (or such other percentage specified in the applicable award agreement) of the income allocated in respect of a Class A Unit. Upon conversion of AO LTIP Units to Class A Units, holders will be entitled to receive in respect of each such AO LTIP Unit, on a per unit basis, a special distribution equal to 10% (or such other percentage specified in the applicable award agreement) of the distributions received by a holder of an equivalent number of Class A Units during the period from the grant date of the AO LTIP Units through the date of conversion.

Below is a summary of AO LTIP Units activity for the year ended December 31, 2025.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding as of December 31, 2024	535,867	$ 59.52	
Outstanding as of December 31, 2025	535,867	$ 59.52	3.26
Options exercisable as of December 31, 2025	535,867	$ 59.52	3.26

There were no AO LTIP Units granted since 2020. As of December 31, 2025, the aggregate intrinsic value of outstanding and exercisable AO LTIP Units was $0.

LTIP Units

LTIP Units are granted at the average of the high and low market price of Vornado's common shares on the NYSE on the date of grant, generally vest over a period of three to four years, and are subject to a taxable book-up event, as defined. Compensation expense related to LTIP Units is recognized ratably over the vesting period using a graded vesting attribution model. Distributions paid on unvested LTIP Units amounted to $1,979,000, $2,160,000 and $1,302,000 in the years ended December 31, 2025, 2024 and 2023, respectively.

Below is a summary of restricted LTIP unit activity for the year ended December 31, 2025.

Unvested Units	Units	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2024	2,919,095	$ 15.97
Granted	83,477	28.06
Vested	(328,481)	27.24
Unvested as of December 31, 2025	2,674,091	14.96

LTIP Units granted in 2025, 2024 and 2023 had a fair value of $2,342,000, $2,104,000 and $45,468,000, respectively. The fair value of LTIP Units that vested during the years ended December 31, 2025, 2024 and 2023 was $8,949,000, $10,707,000 and $37,198,000, respectively.

13. Income Per Share and Per Class A Unit

Vornado Realty Trust

Basic net income per common share is computed by dividing (i) net income attributable to common stockholders after allocation of dividends and undistributed earnings to participating securities by (ii) the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the dilutive impact of potential common shares and is computed after allocation of earnings to participating securities. Vornado's participating securities include unvested restricted common shares. Employee stock options, OPP Units, AO LTIP Units, Performance AO LTIP Units and LTPP Units are included in the calculation of diluted income per share using the treasury stock method, if the effect is dilutive. Series A convertible preferred shares, Series G-1 through G-4 convertible preferred units, and Series D-13 redeemable preferred units, are included in the calculation of diluted income per share using the if-converted method, if the effect is dilutive. Net income is allocated to redeemable Class A units of the Operating Partnership on a one-for-one basis with Vornado common shares. As such, redemption of these units for Vornado common shares would not have a dilutive effect on income per common share.

(Amounts in thousands, except per share amounts)	For the Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income attributable to Vornado	$ 904,955	$ 70,387	$ 105,494
Preferred share dividends	(62,104)	(62,112)	(62,116)
Net income attributable to common shareholders	842,851	8,275	43,378
Distributions and earnings allocated to unvested participating securities	—	—	(2)
Numerator for basic income per common share	842,851	8,275	43,376
Impact of assumed conversion of dilutive potential convertible securities	1,409	—	—
Numerator for diluted income per common share	$ 844,260	$ 8,275	$ 43,376
Denominator:			
Denominator for basic income per common share - weighted average shares	191,759	190,539	191,005
Effect of dilutive securities(1):			
Share-based awards	7,976	6,087	851
Convertible securities	1,314	—	—
Denominator for diluted income per common share - weighted average shares and assumed conversions	201,049	196,626	191,856
Income per common share:			
Basic	$ 4.40	$ 0.04	$ 0.23
Diluted	$ 4.20	$ 0.04	$ 0.23

(1) For the year ended December 31, 2025, there were no antidilutive potential common shares. The calculation of diluted income per common share for the years ended December 31, 2024 and 2023 excluded weighted average potential common shares of 1,580, and 3,458, respectively, as their effect was antidilutive.

13. Income Per Share and Per Class A Unit – continued

Vornado Realty L.P.

Basic net income per Class A unit is computed by dividing (i) net income attributable to Class A unitholders after allocation of distributions and undistributed earnings to participating securities by (ii) the weighted average number of Class A units outstanding for the period. Diluted earnings per share reflects the dilutive impact of potential Class A units and is computed after allocation of earnings to participating securities. VRLP's participating securities include unvested LTIP Units and LTPP Units for which the applicable performance vesting conditions were satisfied. Equity awards subject to market and/or performance vesting conditions, including Vornado stock options, OPP Units, AO LTIP Units, Performance AO LTIP Units and LTPP Units, are included in the calculation of diluted income per Class A unit using the treasury stock method. Convertible securities, including Series A convertible preferred shares, Series G-1 through G-4 convertible preferred units, and Series D-13 redeemable preferred units, are included in the calculation of diluted income per Class A unit using the if-converted method, if dilutive.

(Amounts in thousands, except per unit amounts)	For the Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income attributable to Vornado Realty L.P.	$ 978,826	$ 71,247	$ 108,855
Preferred unit distributions	(62,219)	(62,227)	(62,231)
Net income attributable to Class A unitholders	916,607	9,020	46,624
Distributions and earnings allocated to participating securities	(13,265)	(1,964)	(1,323)
Numerator for basic income per Class A unit	903,342	7,056	45,301
Impact of assumed conversion of dilutive potential Class A units	1,409	—	—
Numerator for diluted income per Class A unit	$ 904,751	$ 7,056	$ 45,301
Denominator:			
Denominator for basic income per Class A unit – weighted average units	205,697	204,981	205,105
Effect of dilutive securities(1):			
Unit-based awards	7,976	6,087	851
Convertible securities	1,314	—	—
Denominator for diluted income per Class A unit – weighted average units and assumed conversions	214,987	211,068	205,956
Income per Class A unit:			
Basic	$ 4.39	$ 0.03	$ 0.22
Diluted	$ 4.21	$ 0.03	$ 0.22

(1) For the year ended December 31, 2025, there were no antidilutive potential Class A units. The calculation of diluted income per Class A unit for the years ended December 31, 2024 and 2023 excluded weighted average potential Class A units of 1,580, and 3,458, respectively, as their effect was antidilutive.

14. Variable Interest Entities

Unconsolidated VIEs

As of December 31, 2025 and 2024, we had several unconsolidated VIEs. We do not consolidate these entities because we are not the primary beneficiary and the nature of our involvement in the activities of these entities does not give us power over decisions that significantly affect these entities' economic performance. We primarily account for our investment in these entities under the equity method (see Note 4 – *Investments in Partially Owned Entities*). As of December 31, 2025 and 2024, $264,336,000 and $261,443,000, respectively, of the carrying amount of assets related to our unconsolidated VIEs was included in "investments in partially owned entities" on our consolidated balance sheets. Additionally, as of December 31, 2025 and 2024, $107,166,000 and $52,530,000, respectively, was included in "other assets" on our consolidated balance sheets. Our maximum exposure to loss from our unconsolidated VIEs as of December 31, 2025 and 2024 was $374,502,000 and $316,973,000, respectively.

Consolidated VIEs

Our most significant consolidated VIEs are the Operating Partnership (for Vornado), the Farley Building and certain properties that have noncontrolling interests. These entities are VIEs because the noncontrolling interests do not have substantive kick-out or participating rights. We consolidate these entities because we control all significant business activities.

As of December 31, 2025, the total assets and liabilities of our consolidated VIEs, excluding the Operating Partnership, were $4,734,109,000 and $2,744,932,000 respectively. As of December 31, 2024, the total assets and liabilities of our consolidated VIEs, excluding the Operating Partnership, were $4,804,481,000 and $2,738,539,000, respectively.

15. Fair Value Measurements

ASC 820 defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities as well as certain U.S. Treasury securities that are highly liquid and are actively traded in secondary markets; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining the fair value of our financial and non-financial assets and liabilities. Accordingly, our fair value estimates, which are made at the end of each reporting period, may be different than the amounts that may ultimately be realized upon sale or disposition of these assets.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities that are measured at fair value on our consolidated balance sheets consist of (i) the assets in our deferred compensation plan (for which there is a corresponding liability on our consolidated balance sheets), (ii) loans receivable for which we have elected the fair value option under ASC Subtopic 825-10, *Financial Instruments* ("ASC 825-10"), (iii) interest rate swaps and caps and (iv) mandatorily redeemable instruments (Series G-1 through G-4 convertible preferred units and Series D-13 cumulative redeemable preferred units). The tables below aggregate the fair values of these financial assets and liabilities by their levels in the fair value hierarchy.

(Amounts in thousands)	As of December 31, 2025			
	Total	Level 1	Level 2	Level 3
Deferred compensation plan assets ($17,590 included in restricted cash and $96,188 in other assets)	$ 113,778	$ 73,192	$ —	$ 40,586
Loans receivable (included in other assets)	107,166	—	—	107,166
Interest rate swaps and caps designated as a hedge (included in other assets)	13,985	—	13,985	—
Interest rate caps not designated as a hedge (included in other assets)	42	—	42	—
Total assets	$ 234,971	$ 73,192	$ 14,027	$ 147,752
Mandatorily redeemable instruments (included in other liabilities)	$ 49,465	$ 49,465	$ —	$ —
Interest rate swaps designated as a hedge (included in other liabilities)	3,093	—	3,093	—
Total liabilities	$ 52,558	$ 49,465	$ 3,093	$ —

(Amounts in thousands)	As of December 31, 2024			
	Total	Level 1	Level 2	Level 3
Deferred compensation plan assets ($8,958 included in restricted cash and $105,622 in other assets)	$ 114,580	$ 70,025	$ —	$ 44,555
Loans receivable (included in investments in partially owned entities)	85,319	—	—	85,319
Interest rate swaps and caps designated as a hedge (included in other assets)	88,982	—	88,982	—
Interest rate caps not designated as a hedge (included in other assets)	1,040	—	1,040	—
Total assets	$ 289,921	$ 70,025	$ 90,022	$ 129,874
Mandatorily redeemable instruments (included in other liabilities)	$ 49,684	$ 49,684	$ —	$ —
Interest rate swaps designated as a hedge (included in other liabilities)	1,023	—	1,023	—
Interest rate caps not designated as a hedge (included in other liabilities)	1,040	—	1,040	—
Total liabilities	$ 51,747	$ 49,684	$ 2,063	$ —

15. Fair Value Measurements - continued

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis - continued

Deferred Compensation Plan Assets

Deferred compensation plan assets that are classified as Level 3 consist of investments in limited partnerships and investment funds, which are managed by third parties. We receive quarterly financial reports that provide net asset values on a fair value basis from a third-party administrator, which are compiled from the quarterly reports provided to them from each limited partnership and investment fund. The period of time over which these underlying assets are expected to be liquidated is unknown. The third-party administrator does not adjust these values in determining our share of the net assets and we do not adjust these values when reported in our consolidated financial statements.

The table below summarizes the changes in the fair value of deferred compensation plan assets that are classified as Level 3.

(Amounts in thousands)	For the Year Ended December 31,	
	2025	2024
Beginning balance	$ 44,555	$ 46,290
Purchases	2,126	1,718
Sales	(10,109)	(9,051)
Realized and unrealized losses	(1,407)	(2,282)
Other, net	5,421	7,880
Ending balance	$ 40,586	$ 44,555

Loans Receivable

The table below summarizes the changes in fair value of loans receivable that are classified as Level 3.

(Amounts in thousands)	For the Year Ended December 31,	
	2025	2024
Beginning balance	$ 85,319	$ 32,984
Investment in loan receivable	35,000	50,000
Paydowns	(32,984)	(571)
Interest accrual	11,275	2,906
Funding	8,556	—
Ending balance[(1)]	$ 107,166	$ 85,319

(1) Represents the 3 East 54th Street loan balance. On January 7, 2026, we closed on the acquisition of 3 East 54th Street and the loan balance was credited towards the purchase price. See Note - 24 *Subsequent Events* for further details.

15. Fair Value Measurements - continued

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis - continued

Derivatives and Hedging

We use derivative instruments principally to reduce our exposure to interest rate increases. We do not enter into or hold derivative instruments for speculative trading purposes. We recognize the fair values of all derivatives in "other assets" or "other liabilities" on our consolidated balance sheets. Changes in the fair value of our cash flow hedges are recognized in other comprehensive income until the hedged item is recognized in earnings. Reported net income and equity may increase or decrease prospectively, depending on future levels of interest rates and other variables affecting the fair values of hedging instruments and hedged items, but will have no effect on cash flows. Cash payments and receipts related to our interest rate hedges are classified as operating activities and included within our disclosure of cash paid for interest on our consolidated statements of cash flows, consistent with the classification of the hedged interest payments.

The following table summarizes our consolidated hedging instruments, all of which hedge variable rate debt, as of December 31, 2025 and 2024, respectively.

(Amounts in thousands)	As of December 31, 2025					As of December 31, 2024	
	Notional Amount	All-In Swapped Rate	Swap/Cap Expiration Date	Fair Value Asset	Fair Value Liability	Fair Value Asset	Fair Value Liability
Interest rate swaps:							
555 California Street mortgage loan:							
In-place swap	$ 840,000 (1)	6.03%	05/26	$ —	$ 1,160	$ 765	$ —
Forward swap (effective 05/26)	840,000	5.56% (2)	05/28	—	959	—	—
Unsecured term loan(3)	750,000	4.22%	(4)	3,522	—	16,217	—
Unsecured revolving credit facility	575,000	3.84%	08/27	5,208	—	18,510	—
One Park Avenue mortgage loan(3)	500,000 (5)	3.95%	07/27	4,189	—	15,243	—
100 West 33rd Street mortgage loan	480,000	5.26%	06/27	—	736	6,808	—
1290 Avenue of the Americas mortgage loan(6)	200,000	4.58%	09/27	1,047	—	5,249	—
435 Seventh Avenue mortgage loan	75,000	6.96%	04/26	—	238	—	741
PENN 11 mortgage loan(7)				—	—	17	282
4 Union Square South mortgage loan(8)				—	—	12	—
Interest rate caps:							
Various mortgage loans				19	—	26,161	—
				$ 13,985	$ 3,093	$ 88,982	$ 1,023

---

(1) Represents our 70.0% share of the $1.2 billion mortgage loan.

(2) Reflects the May 2026 increase in variable rate spread to S+230. The variable rate spread will further increase to S+255 in May 2027.

(3) The $700,000 corporate-level interest rate swap previously allocated to the 770 Broadway mortgage loan (see Note 5 - *770 Broadway*) has been reallocated and now hedges $500,000 of the One Park Avenue mortgage loan and $200,000 of the unsecured term loan. The December 31, 2024 fair value is presented based on the current period reallocation.

(4) Represents the aggregate fair value of various interest rate swap arrangements to hedge interest payments on our unsecured term loan, which matures in February 2031 (see Note 24 - *Subsequent Events*). The impact of these interest rate swap arrangements is detailed below:

	Swapped Balance	All-In Swapped Rate	Unswapped Balance (bears interest at S+125)
Through 10/26	$ 750,000	4.22%	$ 50,000
10/26 through 07/27	250,000	3.99%	550,000
07/27 through 08/27	50,000	3.99%	750,000

(5) The remaining $25,000 mortgage loan balance bears interest at a floating rate of SOFR plus 1.22% (4.97% as of December 31, 2025) and has a 4.39% SOFR strike rate cap.

(6) The $200,000 corporate level interest swap previously allocated to the 888 Seventh Avenue mortgage loan has been reallocated and now hedges the 1290 Avenue of the Americas mortgage loan. The remaining $750,000 mortgage loan balance bears interest at a floating rate of SOFR plus 1.62% (5.37% as of December 31, 2025) and has a 4.00% SOFR strike rate cap.

(7) In July 2025, we completed a $450,000 refinancing of PENN 11 at a fixed rate of 6.35% (See Note 9 - *Debt*).

(8) In August 2025, we completed a $120,000 refinancing of 4 Union Square South at a fixed rate of 5.64% (see Note 9 - *Debt*).

15. Fair Value Measurements - continued

Fair Value Measurements on a Nonrecurring Basis

There were no assets measured at fair value on a nonrecurring basis on our consolidated balance sheet as of December 31, 2025 and 2024.

Financial Assets and Liabilities not Measured at Fair Value

Financial assets and liabilities that are not measured at fair value on our consolidated balance sheets include cash equivalents (primarily money market funds, which invest in obligations of the United States government) and our secured and unsecured debt. Estimates of the fair value of these instruments are determined by the standard practice of modeling the contractual cash flows required under the instrument and discounting them back to their present value at the appropriate current risk adjusted interest rate, which is provided by a third-party specialist. For floating rate debt, we use forward rates derived from observable market yield curves to project the expected cash flows we would be required to make under the instrument. The fair value of cash equivalents and borrowings under our unsecured revolving credit facilities and unsecured term loan are classified as Level 1. The fair value of our secured debt and unsecured debt are classified as Level 2. The table below summarizes the carrying amounts and fair value of these financial instruments.

(Amounts in thousands)	As of December 31, 2025		As of December 31, 2024	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash equivalents	$ 508,812	$ 509,000	$ 639,366	$ 639,000
Debt:				
Mortgages payable	$ 4,944,037	$ 4,754,000	$ 5,707,176	$ 5,486,000
Senior unsecured notes	750,000	714,000	1,200,000	1,129,000
Unsecured term loan	800,000	800,000	800,000	800,000
Unsecured revolving credit facilities	720,420	720,000	575,000	575,000
Total	$ 7,214,457 (1)	$ 6,988,000	$ 8,282,176 (1)	$ 7,990,000

(1) Excludes $28,829 and $39,300 of deferred financing costs, net and other as of December 31, 2025 and 2024, respectively.

16. Transaction Related Costs, Impairment losses and Other

The following table sets forth the details of transaction related costs, impairment losses and other:

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Transaction related costs and other, net	$ 1,989	$ 5,242	$ 5,684
Real estate impairment losses	542	—	45,007
	$ 2,531	$ 5,242	$ 50,691

17. Interest and Other Investment Income, Net

The following table sets forth the details of interest and other investment income, net:

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Interest on cash and cash equivalents and restricted cash	$ 37,531	$ 42,571	$ 44,786
Interest on loans receivable	9,618	3,450	1,351
Income (loss) from real estate fund investments[(1)]	6,047	(47)	1,590
Change in fair value of marketable securities	1,917	—	—
Amortization of discount on investments in U.S. Treasury bills	—	—	3,829
Credit losses on investments	—	—	(8,269)
	$ 55,113	$ 45,974	$ 43,287

(1) On July 11, 2025, the Vornado Capital Partners Real Estate Fund (the "Fund"), which we consolidate, closed on the sale of The Lucida. The proceeds from the sale were used to repay the $145,000 non-recourse mortgage loan, which was in maturity default. As we have no carrying value or contingent liabilities related to The Lucida, this results in no impact to our consolidated financial statements. The Lucida was the final investment held by the Fund.

18. Interest and Debt Expense

The following table sets forth the details of interest and debt expense:

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Interest expense	$ 349,794	$ 377,813	$ 357,995
Capitalized interest and debt expense	(38,648)	(51,212)	(43,062)
Amortization of interest rate cap premiums	23,466	41,745	10,989
Amortization of deferred financing fees	19,256	21,923	23,301
	$ 353,868	$ 390,269	$ 349,223

19. Leases

As lessor

We lease space to tenants under operating leases. Most of the leases provide for the payment of fixed base rent payable monthly in advance. Leases typically provide for periodic step-ups in rent over the term of the lease and pass through to tenants their share of increases in real estate taxes and operating expenses over a base year. Certain leases also require additional variable rent payments based on a percentage of the tenants' sales. Electricity is provided to tenants on a sub-metered basis or included in rent based on surveys and adjusted for subsequent utility rate increases. Leases also typically provide for free rent and tenant improvement allowances for all or a portion of the tenant's initial construction costs of its premises.

As of December 31, 2025, future undiscounted cash flows under non-cancelable operating leases were as follows:

(Amounts in thousands)	As of December 31, 2025
For the year ended December 31,	
2026	$ 1,247,189
2027	1,244,027
2028	1,250,190
2029	1,151,259
2030	1,054,372
Thereafter	8,022,048

For the year ended December 31, 2025, we had one lease obligation, as lessor, that is classified as a sales-type lease with an expiration date in 2095. See Note 5 - *770 Broadway* for further details.

As lessee

We have a number of ground leases which are classified as operating leases. As of December 31, 2025, our ROU assets and lease liabilities were $671,308,000 and $699,640,000, respectively. As of December 31, 2024, our ROU assets and lease liabilities were $678,804,000 and $749,759,000, respectively.

When the rate implicit in a lease is not readily determinable, the discount rate applied to measure each ROU asset and lease liability is based on our incremental borrowing rate ("IBR"). We consider the general economic environment and our ratings and factor in various financing and asset specific adjustments to ensure the IBR is appropriate to the intended use of the underlying lease. Certain of our ground leases offer renewal options which we assess against relevant economic factors to determine whether we are reasonably certain of exercising or not exercising the option. Lease payments associated with renewal periods that we are reasonably certain will be exercised are included in the measurement of the lease liability and corresponding ROU asset.

Certain of our ground leases are subject to fair market rent resets based on a percentage of the appraised value of the underlying assets at specified future dates. Fair market rent resets occurring during the lease term, which may be material, do not give rise to remeasurement of the related ROU assets and lease liabilities and will be recognized in the periods in which they are incurred as variable rent expense.

19. Leases - continued

As lessee - continued

The following table sets forth information related to the measurement of our lease liabilities.

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Weighted average remaining lease term (in years)	46.7	47.2	47.9
Weighted average discount rate	5.60%	5.59%	5.59%
Cash paid for operating leases	$ 53,313 [(1)]	$ 22,466	$ 22,499

(1) Includes a 2025 payment of $19,236 for prior period PENN 1 ground rent owed based on the April 2025 rent reset determination. See below for further details.

We recognize rent expense as a component of "operating" expenses on our consolidated statements of income. Rent expense is comprised of fixed and variable lease payments. The following table sets forth the details of our rent expense.

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
Fixed rent expense	$ 48,148	$ 45,941	$ 46,538
Variable rent expense	(15,919)	14,573	14,679
Rent expense	$ 32,229	$ 60,514	$ 61,217

As of December 31, 2025, future lease payments due under operating ground leases were as follows:

(Amounts in thousands)	As of December 31, 2025
For the year ended December 31,	
2026	$ 45,064
2027	46,273
2028	46,678
2029	47,107
2030	47,562
Thereafter	1,768,928
Total undiscounted cash flows	2,001,612
Present value discount	(1,301,972)
Lease liabilities	$ 699,640

PENN 1

Our future lease payments disclosed above include payments for our PENN 1 ground lease based on an amount estimated in January 2022, when we exercised the second of three 25-year renewal options. The ground lease is subject to fair market value resets at each 25-year renewal period. The first renewal period commenced June 2023 and, together with our second option exercise in January 2022, extends the lease term through June 2073. On April 22, 2025, an arbitration panel (the “Panel”) appointed to determine the ground rent payable for the 25-year period beginning June 17, 2023 determined that the annual rent payable will be $15,000,000 or $20,220,000, depending on the outcome of litigation described in the following paragraph. On July 21, 2025, the ground lessor filed a motion in New York County Supreme Court to vacate the Panel’s ground rent determination. On October 31, 2025, the court granted the ground lessor’s motion. We believe the decision is without merit and are appealing the court’s decision.

Further, litigation is currently pending between the parties in New York County Supreme Court regarding the existence of a sublease potentially affecting the value of the land parcel. The court denied our motion to dismiss that action and, in January 2026, the appellate court affirmed that decision. That sublease litigation is now continuing in front of the lower court. Under the Panel’s decision (assuming the aforementioned vacatur decision that we are appealing is reversed), if the fee owner prevails in a final judgment in that litigation, the annual rent for the 25-year term will be $20,220,000, retroactive to June 17, 2023. We are paying based on the $15,000,000 annual rent.

The Farley Building

The future lease payments detailed above exclude the ground and building lease at the Farley Building. The consolidated joint venture, in which we own a 95% controlling interest, has a 99-year triple-net lease with Empire State Development ("ESD") for 846,000 rentable square feet of commercial space at the property, comprised of approximately 730,000 square feet of office space and approximately 116,000 square feet of restaurant and retail space. Our lease of the commercial space at the property is accounted for as a “failed sale-leaseback” as a result of us being deemed the "accounting owner" during development of the property in accordance with ASC 842-40-55 and the lease subsequently meeting "finance lease" classification pursuant to ASC 842-40-25 upon substantial completion. The lease calls for annual rent payments and fixed payments in lieu of real estate taxes ("PILOT") through June 2030. Following the fixed PILOT payment period, the PILOT is calculated in a manner consistent with buildings subject to New York City real estate taxes and assessments. As of December 31, 2025, future rent and fixed PILOT payments are $508,983,000.

20. Multiemployer Benefit Plans

Our subsidiaries make contributions to certain multiemployer defined benefit plans ("Multiemployer Pension Plans") and health plans ("Multiemployer Health Plans") for our union represented employees, pursuant to the respective collective bargaining agreements.

Multiemployer Pension Plans

Multiemployer Pension Plans differ from single-employer pension plans in that (i) contributions to multiemployer plans may be used to provide benefits to employees of other participating employers and (ii) if other participating employers fail to make their contributions, each of our participating subsidiaries may be required to bear its then pro rata share of unfunded obligations. If a participating subsidiary withdraws from a plan in which it participates, it may be subject to a withdrawal liability. As of December 31, 2025, our subsidiaries' participation in these plans was not significant to our consolidated financial statements.

During the years ended December 31, 2025, 2024 and 2023, we contributed $9,653,000, $8,059,000 and $7,913,000, respectively, towards Multiemployer Pension Plans, which is included as a component of "operating" expenses on our consolidated statements of income. Our subsidiaries' contributions did not represent more than 5% of total employer contributions in any of these plans for the years ended December 31, 2025, 2024 and 2023.

Multiemployer Health Plans

Multiemployer Health Plans in which our subsidiaries participate provide health benefits to eligible active and retired employees. During the years ended December 31, 2025, 2024 and 2023, our subsidiaries contributed $34,880,000, $29,555,000 and $28,764,000, respectively, towards these plans, which is included as a component of "operating" expenses on our consolidated statements of income.

21. Commitments and Contingencies

Insurance

For our properties, we maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which $275,000,000, includes communicable disease coverage, and we maintain all risk property and rental value insurance with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as flood and earthquake, excluding communicable disease coverage. Our California properties have earthquake insurance with coverage of $350,000,000 per occurrence and in the aggregate, subject to a deductible in the amount of 5% of the value of the affected property. We maintain coverage for certified terrorism acts with limits of $6.0 billion per occurrence and in the aggregate (as listed below), $1.2 billion for non-certified acts of terrorism, and $5.0 billion per occurrence and in the aggregate for terrorism involving nuclear, biological, chemical and radiological ("NBCR") terrorism events, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027.

Penn Plaza Insurance Company, LLC ("PPIC"), our wholly owned consolidated subsidiary, acts as a re-insurer with respect to a portion of all risk property and rental value insurance and a portion of our earthquake insurance coverage, and as a direct insurer for coverage for acts of terrorism including NBCR acts. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to PPIC. For NBCR acts, PPIC is responsible for a deductible of $2,424,264 and 20% of the balance of a covered loss and the Federal government is responsible for the remaining portion of a covered loss. We are ultimately responsible for any loss incurred by PPIC.

Certain condominiums in which we own an interest (including the Farley Condominiums) maintain insurance policies with different per occurrence and aggregate limits than our policies described above.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism and other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could be material.

Our debt instruments, consisting of mortgage loans secured by our properties, senior unsecured notes and revolving credit agreements contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than we are able to obtain it could adversely affect our ability to finance or refinance our properties and expand our portfolio.

21. Commitments and Contingencies - continued

Other Commitments and Contingencies

We are from time to time involved in legal actions arising in the ordinary course of business. In our opinion, after consultation with legal counsel, the outcome of such matters is not currently expected to have a material adverse effect on our financial position, results of operations or cash flows.

Each of our properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any material environmental contamination. However, there can be no assurance that the identification of new areas of contamination, changes in the extent or known scope of contamination, the discovery of additional sites, or changes in cleanup requirements would not result in significant costs to us.

We may, from time to time, enter into guarantees including, but not limited to, payment guarantees to lenders of unconsolidated joint ventures for tax purposes, completion guarantees for development and redevelopment projects, and guarantees to fund leasing costs. These agreements terminate either upon the satisfaction of specified obligations or repayment of the underlying loans. As of December 31, 2025, the aggregate dollar amount of these guarantees is approximately $438,194,000, including the $300,000,000 payment guarantee for the mortgage loan secured by 7 West 34th Street, which was extinguished in January 2026 when the mortgage loan was refinanced, and partial payment guarantees on 435 Seventh Avenue and 150 West 34th Street. Other than these loans, our mortgage loans are non-recourse to us.

As of December 31, 2025, $25,769,000 of letters of credit were outstanding under our unsecured revolving credit facilities. Our unsecured revolving credit facilities contain financial covenants that require us to maintain minimum interest coverage and maximum debt to market capitalization ratios, and provide for increased interest rates in the event of a decline in the credit rating assigned to our senior unsecured notes. Our unsecured revolving credit facilities also contain customary conditions precedent to borrowing, including representations and warranties, and also contain customary events of default that could give rise to accelerated repayment, including such items as failure to pay interest or principal.

Our 95% consolidated joint venture (5% is owned by Related Companies ("Related")) developed and owns the Farley Building. In connection with the development of the property, the joint venture admitted a historic Tax Credit Investor partner. Under the terms of the historic tax credit arrangement, the joint venture is required to comply with various laws, regulations, and contractual provisions. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, may require a refund or reduction of the Tax Credit Investor’s capital contributions. As of December 31, 2025, the Tax Credit Investor has made $209,661,000 in capital contributions. Vornado and Related have guaranteed certain of the joint venture’s obligations to the Tax Credit Investor.

As of December 31, 2025, we had construction commitments aggregating approximately $11,471,000.

22. Related Party Transactions

Alexander’s, Inc.

We own 32.4% of Alexander’s. Steven Roth, the Chairman of Vornado’s Board of Trustee’s and its Chief Executive Officer, is also the Chairman of the Board of Directors and Chief Executive Officer of Alexander’s. We provide various services to Alexander’s in accordance with management, development and leasing agreements. These agreements are described in Note 4 - *Investments in Partially Owned Entities*.

Interstate Properties (“Interstate”)

Interstate is a general partnership in which Mr. Roth is the managing general partner. David Mandelbaum and Russell B. Wight, Jr., Trustees of Vornado and Directors of Alexander’s, respectively, are Interstate’s two other general partners. As of December 31, 2025, Interstate and its partners beneficially owned an aggregate of approximately 7.1% of the common shares of beneficial interest of Vornado and 26.0% of Alexander’s common stock.

We manage and lease the real estate assets of Interstate pursuant to a management agreement for which we receive an annual fee equal to 4% of annual base rent and percentage rent. The management agreement has a term of one year and is automatically renewable unless terminated by either of the parties on 60 days’ notice at the end of the term. We believe, based upon comparable fees charged by other real estate companies, that the management agreement terms are consistent with the market. We earned $200,000, $208,000, and $206,000 of management fees under the agreement for the years ended December 31, 2025, 2024 and 2023, respectively.

22. Related Party Transactions - continued

Fifth Avenue and Times Square JV

We provide various services to Fifth Avenue and Times Square JV in accordance with management, development, leasing and other agreements. These agreements are described in Note 4 - *Investments in Partially Owned Entities*. Haim Chera, Executive Vice President - Head of Retail, has an investment in Crown Acquisitions Inc. and Crown Retail Services LLC (collectively, "Crown"), companies controlled by Mr. Chera's family. Crown has a nominal minority interest in Fifth Avenue and Times Square JV. Additionally, we have other investments with Crown.

23. Segment Information

The Company's operating segments are based on our method of internal reporting which classifies our operations by geographic area. We aggregate these operating segments into two reportable segments, New York and Other, which is based on similar economic characteristics.

Net operating income ("NOI") at share represents total revenues less operating expenses, including our share of partially owned entities. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer, who considers NOI at share to be the measure of segment profit and loss for making decisions on how to allocate resources and assessing the unlevered performance of our segments as it relates to the return on assets as opposed to the levered return on equity. Asset information by segment is not reported as the CODM does not use this measure to assess segment performance or to make resource allocation decisions.

Below is a summary of financial information by segment for the years ended December 31, 2025, 2024 and 2023.

(Amounts in thousands)	For the Year Ended December 31, 2025		
	Total	New York	Other
Total revenues	$ 1,810,425	$ 1,476,522	$ 333,903
Deduct: operating expenses[1]	(919,959)	(766,758)	(153,201)
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries	(41,882)	(13,846)	(28,036)
Add: NOI from partially owned entities	263,315	253,504	9,811
NOI at share	$ 1,111,899	$ 949,422	$ 162,477

(Amounts in thousands)	For the Year Ended December 31, 2024		
	Total	New York	Other
Total revenues	$ 1,787,686	$ 1,471,997	$ 315,689
Deduct: operating expenses[1]	(927,796)	(766,347)	(161,449)
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries	(39,367)	(12,899)	(26,468)
Add: NOI from partially owned entities	279,229	269,159	10,070
NOI at share	$ 1,099,752	$ 961,910	$ 137,842

(Amounts in thousands)	For the Year Ended December 31, 2023		
	Total	New York	Other
Total revenues	$ 1,811,163	$ 1,452,158	$ 359,005
Deduct: operating expenses[1]	(905,158)	(733,478)	(171,680)
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries	(48,553)	(15,547)	(33,006)
Add: NOI from partially owned entities	285,761	274,436	11,325
NOI at share	$ 1,143,213	$ 977,569	$ 165,644

---

(1) Includes various expenses associated with operating our properties, including but not limited to: real estate taxes, ground rent, insurance, and utilities. Our CODM is not regularly provided with significant expense categories and amounts included within net operating income at share.

23. Segment Information - continued

Below is a reconciliation of NOI at share to income before income taxes for the years ended December 31, 2025, 2024 and 2023.

(Amounts in thousands)	For the Year Ended December 31,		
	2025	2024	2023
NOI at share	$ 1,111,899	$ 1,099,752	$ 1,143,213
NOI attributable to noncontrolling interests in consolidated subsidiaries	41,882	39,367	48,553
NOI from partially owned entities	(263,315)	(279,229)	(285,761)
Net gains on disposition of wholly owned and partially owned assets	35,291	16,048	71,199
Gain on sales-type lease	803,248	—	—
Interest and debt expense	(353,868)	(390,269)	(349,223)
Interest and other investment income, net	55,113	45,974	43,287
Income from partially owned entities	141,310	112,464	38,689
Transaction related costs, impairment losses and other	(2,531)	(5,242)	(50,691)
General and administrative expense	(156,115)	(148,520)	(162,883)
Depreciation and amortization expense	(462,201)	(447,500)	(434,273)
Income before income taxes	$ 950,713	$ 42,845	$ 62,110

24. Subsequent Events

3 East 54th Street

On January 7, 2026, we closed on the acquisition of 3 East 54th Street, a demolition-ready asset situated on 18,400 square feet of land, for $141,000,000. We acquired the mortgage on this property in two transactions in 2024 and 2025, and the loan balance has accrued to $107,000,000, including default interest and advances. In connection with the acquisition, the $107,000,000 loan balance was credited towards the purchase price.

3 East 54th Street is located between Fifth Avenue and Madison Avenue on 54th Street, adjacent to the St. Regis Hotel and our Upper Fifth Avenue retail properties. The land is zoned for approximately 232,500 buildable square feet as-of-right, and we intend to promptly demolish the existing buildings on the site.

2031 Revolving Credit Facility

On January 7, 2026, we completed a $1.105 billion refinancing of one of our two revolving credit facilities. On February 4, 2026, the facility was upsized to $1.130 billion. The $1.130 billion amended facility currently bears interest at a rate of SOFR plus 1.05% and is scheduled to mature in February 2031 (as fully extended). The facility fee is 25 basis points. The facility replaced the previous $1.25 billion revolving credit facility which was scheduled to mature in December 2027.

2029 Revolving Credit Facility

On January 7, 2026, we upsized our $915,000,000 revolving credit facility that matures in April 2029 (as fully extended) to $1.0 billion. The credit facility currently bears interest at a rate of SOFR plus 1.16% and has a facility fee of 0.24%.

Unsecured Term Loan

On January 7, 2026, we completed a refinancing of our unsecured term loan and upsized the loan amount to $850,000,000. The loan bears interest at SOFR plus 1.20% and matures in February 2031 (as fully extended). The loan replaced the previous $800,000,000 term loan which bore interest at SOFR plus 1.25% and was scheduled to mature in December 2027.

Senior Unsecured Notes Due 2033

On January 14, 2026, we completed a public offering of $500,000,000 5.75% senior unsecured notes due February 1, 2033 ("2033 Notes"). Interest on the senior unsecured notes is payable semi-annually on February 1 and August 1, commencing August 1, 2026. The 2033 Notes were sold at 99.824% of their face amount to yield 5.78%. A portion of the $494,000,000 net proceeds from the 2033 Notes will be used to repay our $400,000,000 senior unsecured notes due June 2026 at maturity.

7 West 34th Street

On January 23, 2026, a joint venture, in which we have a 53.0% interest, completed a $250,000,000 refinancing of 7 West 34th Street, a 477,000 square foot Manhattan office and retail building. The non-recourse, five-year interest only mortgage loan matures in February 2031 and has a fixed rate of 5.79%. The joint venture paid down by $50,000,000 the prior $300,000,000 full-recourse loan that bore interest at 3.65% and was scheduled to mature in June 2026. The loan was paid down using property-level reserves and a $25,000,000 member loan from Vornado which accrues interest at 16.00% and receives priority on cash flow distributions.

24. Subsequent Events - continued

825 Seventh Avenue Office Condominium

On January 26, 2026, a joint venture, in which we have a 50.0% interest, entered into a nine-month extension with the lenders on the $54,000,000 mortgage loan encumbering the office condominium of 825 Seventh Avenue and simultaneously paid down the principal balance by $6,000,000 to $48,000,000. The loan was previously scheduled to mature in January 2026. The non-recourse interest only loan bears interest at a rate of SOFR plus 2.75% and matures in October 2026, with a fifteen-month extension option subject to loan-to-value and debt yield requirements.

61 Ninth Avenue

On February 2, 2026, a joint venture, in which we have a 45.1% interest, entered into a seven-month extension with the lenders on the $167,500,000 mortgage loan encumbering 61 Ninth Avenue and simultaneously paid down the principal balance by $12,500,000 to $155,000,000. The loan was previously scheduled to mature in January 2026. The non-recourse interest only loan bears interest at a rate of SOFR plus 2.45% and matures in August 2026, with a three-month extension option subject to certain conditions.

One Park Avenue

On February 9, 2026, we completed a $525,000,000 refinancing of One Park Avenue, a 945,000 square foot Manhattan office building. The five-year interest-only loan matures in February 2031 and bears interest at a rate of SOFR plus 1.78%. The loan replaced the previous $525,000,000 loan that bore interest at SOFR plus 1.22% and was scheduled to mature in March 2026.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Vornado Realty Trust

Disclosure Controls and Procedures: Our management, with the participation of Vornado's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, Vornado's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

Internal Control Over Financial Reporting: There have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of Vornado Realty Trust, together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of Vornado's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2025, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2025 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and our trustees; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on the following page, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Trustees of Vornado Realty Trust

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vornado Realty Trust and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 9, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 9, 2026

Vornado Realty L.P.

Disclosure Controls and Procedures: Vornado Realty L.P.'s management, with the participation of Vornado's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, Vornado's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

Internal Control Over Financial Reporting: There have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of Vornado Realty Trust, sole general partner of Vornado Realty L.P., together with Vornado Realty L.P.'s consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of Vornado's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2025, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2025 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and Vornado's trustees; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on the following page, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Vornado Realty L.P. and the Board of Trustees of Vornado Realty Trust

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vornado Realty L.P. and subsidiaries (the "Partnership") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Partnership and our report dated February 9, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 9, 2026

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, none of our trustees or executive officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information relating to trustees of Vornado, the Operating Partnership's sole general partner, including its audit committee and audit committee financial expert, will be contained in Vornado's definitive Proxy Statement involving the election of Vornado's trustees which Vornado will file with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 not later than 120 days after December 31, 2025, and such information is incorporated herein by reference. Also incorporated herein by reference is the information under the caption "16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement.

Executive Officers of the Registrant

The following is a list of the names, ages, principal occupations and positions with Vornado of the executive officers of Vornado and the positions held by such officers during the past five years. All executive officers of Vornado have terms of office that run until the next succeeding meeting of the Board of Trustees of Vornado following the Annual Meeting of Vornado's Shareholders unless they are removed sooner by Vornado's Board.

Name	Age	PRINCIPAL OCCUPATION, POSITION AND OFFICE (Current and during past five years with Vornado unless otherwise stated)
Steven Roth	84	Chairman of the Board; Chief Executive Officer since April 2013 and from May 1989 to May 2009; Managing General Partner of Interstate Properties, an owner of shopping centers and an investor in securities and partnerships; Chief Executive Officer of Alexander's, Inc. since March 1995, a Director since 1989, and Chairman of the Board since May 2004.
Michael J. Franco	57	President and Chief Financial Officer since December 2020; President since April 2019; Executive Vice President - Chief Investment Officer from April 2015 to April 2019; Executive Vice President - Head of Acquisitions and Capital Markets from November 2010 to April 2015.
Haim Chera	56	Executive Vice President - Head of Retail since April 2019; Principal at Crown Acquisitions from January 2000 - April 2019.
Barry S. Langer	47	Executive Vice President - Development - Co-Head of Real Estate since April 2019; Executive Vice President - Head of Development from May 2015 to April 2019.
Glen J. Weiss	56	Executive Vice President - Office Leasing - Co-Head of Real Estate since April 2019; Executive Vice President - Office Leasing from May 2013 to April 2019.

Vornado, the Operating Partnership's sole general partner, has adopted a Code of Business Conduct and Ethics that applies to all officers and employees. This Code is available on Vornado's website at www.vno.com.

We have adopted an insider trading policy (the "Insider Trading Policy") which applies to all employees and prohibits trading in the Company's and its affiliates' securities by persons associated with the Company that may possess material nonpublic information relating to the Company and affiliates. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information relating to Vornado's executive officer and trustee compensation will be contained in Vornado's Proxy Statement referred to above in Item 10, "Directors, Executive Officers and Corporate Governance," and such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information relating to security ownership of certain beneficial owners and management and related stockholder matters will be contained in Vornado's Proxy Statement referred to in Item 10, "Directors, Executive Officers and Corporate Governance," and such information is incorporated herein by reference.

Equity compensation plan information

The following table provides information as of December 31, 2025 regarding Vornado's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plans approved by security holders	20,535,094 (1)	$ 18.57	1,700,765 (2)
Equity compensation plans not approved by security holders	592,870 (3)	N/A	—
Total	21,127,964	$ 18.57	1,700,765

(1) Includes shares/units of (i) 124,605 Vornado Stock Options, all of which are vested and exercisable, (ii) 535,867 Appreciation-Only Long-Term Incentive Plan ("AO LTIP") units, all of which are vested and exercisable, (iii) 14,484,260 Performance AO LTIP units, (iv) 3,668,912 restricted Operating Partnership units (994,821 of which are vested and exercisable), (v) 827,644 earned Out-Performance Plan units (413,819 of which are vested), (vi) 120,011 earned and vested Long-Term Performance Plan LTIP Units, (vii) 336,153 earned but unvested Long-Term Performance Plan LTIP Units and (viii) 437,642 unearned Long-Term Performance Plan LTIP Units. See Note 12 - *Stock-based Compensation* in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

(2) Based on awards being granted as "Full Value Awards," as defined. If we were to grant "Not Full Value Awards," as defined, the number of securities available for future grants is approximately 3,401,530 shares.

(3) Includes (i) 54,558 restricted Operating Partnership units granted at a market price of $37.12 per unit to Vornado Trustees that are not executives of the Company as part of their 2025 annual Trustee fees (ii) 28,919 restricted Operating Partnership units granted at a market price of $34.58 per unit to Vornado consultants that are not executives of the Company for 2025 annual consulting fees, (iii) 89,790 restricted Operating Partnership units granted in 2024, (iv) 237,536 restricted Operating Partnership units granted in 2023, and (v) 182,067 restricted Operating Partnership units granted in 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information relating to certain relationships and related transactions, and director independence will be contained in Vornado's Proxy Statement referred to in Item 10, "Directors, Executive Officers and Corporate Governance," and such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services will be contained in Vornado's Proxy Statement referred to in Item 10, "Directors, Executive Officers and Corporate Governance," under the caption "Ratification of The Appointment of Independent Accounting Firm" and such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. The consolidated financial statements are set forth in Item 8 of this Annual Report on Form 10-K.

The following financial statement schedules should be read in conjunction with the financial statements included in Item 8 of this Annual Report on Form 10-K.

	Page in this Annual Report on Form 10-K
Schedule III - Real Estate and Accumulated Depreciation	119

Schedules other than those listed above are omitted because they are not applicable or the information required is included in the consolidated financial statements or the notes thereto.

VORNADO REALTY TRUST AND VORNADO REALTY L.P.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Amounts in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company			Gross amount at which carried at close of period						
	Encumbrances[1]	Land	Buildings and improvements	Costs capitalized subsequent to acquisition	Land	Buildings and improvements	Total[2]	Accumulated depreciation and amortization	Date of construction[3]	Date acquired	Life on which depreciation in latest income statement is computed
New York											
1290 Avenue of the Americas	$ 950,000	$ 518,244	$ 926,992	$ 370,950	$ 518,244	$ 1,297,942	$ 1,816,186	$ 553,859	1963	2007	(4)
One Park Avenue	525,000	197,057	369,016	18,465	197,057	387,481	584,538	47,331	1926	2021	(4)
350 Park Avenue	400,000	265,889	363,381	109,406	306,034	432,642	738,676	203,124	1960	2006	(4)
PENN 1	—	—	412,169	1,079,236	—	1,491,405	1,491,405	540,473	1972	1998	(4)
100 West 33rd Street	480,000	331,371	361,443	26,826	282,953	436,687	719,640	209,915	1911/2009	2007	(4)
150 West 34th Street	75,000	119,657	268,509	—	119,657	268,509	388,166	71,043	1900	2015	(4)
PENN 2	575,000 (5)	53,615	164,903	1,109,927	52,689	1,275,756	1,328,445	135,733	1968	1997	(4)
90 Park Avenue	—	8,000	175,890	205,287	8,000	381,177	389,177	235,908	1964	1997	(4)
770 Broadway	—	52,898	95,686	(126,396)	4,502	17,686	22,188	10,175	1907	1998	(4)
888 Seventh Avenue	244,543	—	117,269	176,739	—	294,008	294,008	190,015	1980	1998	(4)
PENN 11	450,000	40,333	85,259	151,331	40,333	236,590	276,923	131,628	1923	1997	(4)
909 Third Avenue	350,000	—	120,723	116,781	—	237,504	237,504	152,268	1969	1999	(4)
150 East 58th Street	—	39,303	80,216	67,955	39,303	148,171	187,474	88,012	1969	1998	(4)
595 Madison Avenue	—	62,731	62,888	88,633	62,731	151,521	214,252	75,329	1968	1999	(4)
330 West 34th Street	—	—	8,599	168,272	—	176,871	176,871	78,402	1925	1998	(4)
715 Lexington Avenue	—	—	26,903	21,178	30,086	17,995	48,081	4,981	1923	2001	(4)
4 Union Square South	120,000	24,079	55,220	16,237	24,079	71,457	95,536	35,413	1965/2004	1993	(4)
The Farley Building	—	—	476,235	972,618	—	1,448,853	1,448,853	210,961	1912	2018	(4)
260 Eleventh Avenue	—	—	80,482	8,262	—	88,744	88,744	22,655	1911	2015	(4)
606 Broadway	74,494	45,406	8,993	486	23,930	30,955	54,885	3,936		2016	(4)
435 Seventh Avenue	75,000	19,893	19,091	146	19,893	19,237	39,130	11,326	2002	1997	(4)
131-135 West 33rd Street	—	8,315	21,312	(55)	8,315	21,257	29,572	5,099		2016	(4)
1131 Third Avenue	—	7,844	7,844	5,588	7,844	13,432	21,276	4,030		1997	(4)
431 Seventh Avenue	—	16,700	2,751	300	16,700	3,051	19,751	1,423		2007	(4)
138-142 West 32nd Street	—	9,252	9,936	2,227	9,252	12,163	21,415	3,363	1920	2015	(4)
966 Third Avenue	—	8,869	3,631	—	8,869	3,631	12,500	1,119		2013	(4)
137 West 33rd Street	—	6,398	1,550	—	6,398	1,550	7,948	417	1932	2015	(4)
825 Seventh Avenue	—	1,483	697	4,318	1,483	5,015	6,498	1,801		1997	(4)
537 West 26th Street	—	10,370	17,632	16,260	26,631	17,631	44,262	3,579		2018	(4)

VORNADO REALTY TRUST AND VORNADO REALTY L.P.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
(Amounts in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company			Gross amount at which carried at close of period						
	Encumbrances[(1)]	Land	Buildings and improvements	Costs capitalized subsequent to acquisition	Land	Buildings and improvements	Total[(2)]	Accumulated depreciation and amortization	Date of construction[(3)]	Date acquired	Life on which depreciation in latest income statement is computed
New York - continued											
339 Greenwich Street	$ —	$ 2,622	$ 12,333	$ (9,990)	$ 866	$ 4,099	$ 4,965	$ 573		2017	(4)
Hotel Pennsylvania site (PENN 15)	—	29,903	121,712	250,850	78,321	324,144	402,465	—	1919	1997	(4)
623 Fifth Avenue	145,420 [(5)]	—	—	226,030	—	226,030	226,030	—		2025	(4)
Other (Including Signage)	—	140,477	31,892	99,225	132,202	139,392	271,594	39,781			(4)
Total New York	4,464,457	2,020,709	4,511,157	5,177,092	2,026,372	9,682,586	11,708,958	3,073,672			
Other											
THE MART, Illinois	$ —	$ 64,528	$ 319,146	$ 522,188	$ 64,535	$ 841,327	$ 905,862	$ 449,935	1930	1998	(4)
527 West Kinzie, Illinois	—	5,166	—	362	5,166	362	5,528	—		1998	
Total THE MART	—	69,694	319,146	522,550	69,701	841,689	911,390	449,935			
555 California Street, California	1,200,000	223,446	895,379	300,992	223,446	1,196,371	1,419,817	518,104	1922,1969 -1970	2007	(4)
Borgata Land, Atlantic City, NJ	—	83,089	—	—	83,089	—	83,089	—	—	2010	
40 East 66th Street Residential, New York	—	8,454	13,321	(8,193)	5,273	8,309	13,582	3,981	—	2005	(4)
Annapolis, Maryland	—	—	9,652	—	—	9,652	9,652	5,718		2005	(4)
Wayne Towne Center, New Jersey	—	—	26,137	49,626	—	75,763	75,763	49,804		2010	(4)
Paramus, New Jersey	—	—	—	17,395	1,033	16,362	17,395	12,659	1967	1987	(4)
Other	—	—	—	1,829	—	1,829	1,829	870			(4)
Total Other	1,200,000	384,683	1,263,635	884,199	382,542	2,149,975	2,532,517	1,041,071			
Leasehold improvements, equipment and other	—	—	—	105,080	—	105,080	105,080	76,332			
Total December 31, 2025	$ 5,664,457	$2,405,392	$ 5,774,792	$ 6,166,371	$ 2,408,914	$ 11,937,641	$14,346,555	$ 4,191,075			

(1) Represents contractual debt obligations.
(2) The net basis of Vornado's assets and liabilities for tax reporting purposes is approximately $1.6 billion lower than the amounts reported for financial statement purposes.
(3) Date of original construction - many properties have had substantial renovation or additional construction, see "costs capitalized subsequent to acquisition" column.
(4) Depreciation of the buildings and improvements is calculated over lives ranging from the life of the lease to forty years.
(5) Secured amount outstanding on revolving credit facilities.

VORNADO REALTY TRUST AND VORNADO REALTY L.P.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Amounts in thousands)

The following is a reconciliation of real estate assets and accumulated depreciation:

	Year Ended December 31,		
	2025	2024	2023
Real Estate			
Balance at beginning of period	$ 14,091,632	$ 13,801,204	$ 13,314,755
Additions during the period:			
Land	55,575	—	40,145
Buildings & improvements and other	628,493	431,999	713,740
	14,775,700	14,233,203	14,068,640
Less: Assets sold, written-off, reclassified to ready for sale and deconsolidated	429,145	141,571	267,436
Balance at end of period	$ 14,346,555	$ 14,091,632	$ 13,801,204
Accumulated Depreciation			
Balance at beginning of period	$ 4,025,349	$ 3,752,827	$ 3,470,991
Depreciation expense	418,192	396,231	382,638
	4,443,541	4,149,058	3,853,629
Less: Accumulated depreciation on assets sold, written-off and deconsolidated	252,466	123,709	100,802
Balance at end of period	$ 4,191,075	$ 4,025,349	$ 3,752,827

(b) Exhibits:

Exhibit No.			
3.1	—	Articles of Restatement of Vornado Realty Trust, as filed with the State Department of Assessments and Taxation of Maryland on July 30, 2007 - Incorporated by reference to Exhibit 3.75 to Vornado Realty Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 001-11954), filed on July 31, 2007	*
3.2	—	Amended and Restated Bylaws of Vornado Realty Trust, as amended on July 28, 2022 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-11954), filed on August 1, 2022	*
3.3	—	Articles of Amendment to Declaration of Trust, dated September 30, 2016 – Incorporated by reference to Exhibit 3.3 to Vornado Realty Trust’s Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-11954), filed on February 16, 2021	*
3.4	—	Articles of Amendment of Vornado Realty Trust, as filed with the State Department of Assessments and Taxation of Maryland on October 4, 2016—Incorporated by reference to Annex B to Vornado Realty Trust's Definitive Proxy Statement on Schedule 14A (File No. 001-11954), filed on April 8, 2016	*
3.5	—	Articles of Amendment to Declaration of Trust, dated June 13, 2018 - Incorporated by reference to Exhibit 3.54 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (File No. 001-11954), filed on July 30, 2018	*
3.6	—	Articles of Amendment to Declaration of Trust, dated August 7, 2019 - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on August 8, 2019	*
3.7	—	Articles Supplementary, 5.40% Series L Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value – Incorporated by reference to Exhibit 3.6 to Vornado Realty Trust’s Registration Statement on Form 8-A (File No. 001-11954), filed on January 25, 2013	*
3.8	—	Articles Supplementary Classifying Vornado Realty Trust's 5.25% Series M Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value - Incorporated by reference to Exhibit 3.7 to Vornado Realty Trust's Registration Statement on Form 8-A (File No. 001-11954), filed on December 13, 2017	*
3.9	—	Articles Supplementary Classifying Vornado Realty Trust's 5.25% Series N Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on November 24, 2020	*
3.10	—	Articles Supplementary Classifying Vornado Realty Trust's 4.45% Series O Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on September 22, 2021	*
3.11	—	Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of October 20, 1997 (the “Partnership Agreement”) – Incorporated by reference to Exhibit 3.26 to Vornado Realty Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 001-11954), filed on May 8, 2003	*
3.12	—	Amendment to the Partnership Agreement, dated as of December 16, 1997 – Incorporated by reference to Exhibit 3.27 to Vornado Realty Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 001-11954), filed on May 8, 2003	*
3.13	—	Second Amendment to the Partnership Agreement, dated as of April 1, 1998 – Incorporated by reference to Exhibit 3.5 to Vornado Realty Trust’s Registration Statement on Form S-3 (File No. 333-50095), filed on April 14, 1998	*
3.14	—	Third Amendment to the Partnership Agreement, dated as of November 12, 1998 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on November 30, 1998	*
3.15	—	Fourth Amendment to the Partnership Agreement, dated as of November 30, 1998 - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on February 9, 1999	*
3.16	—	Fifth Amendment to the Partnership Agreement, dated as of March 3, 1999 - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on March 17, 1999	*
3.17	—	Sixth Amendment to the Partnership Agreement, dated as of March 17, 1999 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on July 7, 1999	*
3.18	—	Seventh Amendment to the Partnership Agreement, dated as of May 20, 1999 - Incorporated by reference to Exhibit 3.3 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on July 7, 1999	*
3.19	—	Eighth Amendment to the Partnership Agreement, dated as of May 27, 1999 - Incorporated by reference to Exhibit 3.4 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on July 7, 1999	*
3.20	—	Ninth Amendment to the Partnership Agreement, dated as of September 3, 1999 - Incorporated by reference to Exhibit 3.3 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on October 25, 1999	*
3.21	—	Tenth Amendment to the Partnership Agreement, dated as of September 3, 1999 - Incorporated by reference to Exhibit 3.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on October 25, 1999	*
3.22	—	Eleventh Amendment to the Partnership Agreement, dated as of November 24, 1999 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on December 23, 1999	*

* Incorporated by reference

3.23	—	Twelfth Amendment to the Partnership Agreement, dated as of May 1, 2000 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on May 19, 2000	*
3.24	—	Thirteenth Amendment to the Partnership Agreement, dated as of May 25, 2000 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on June 16, 2000	*
3.25	—	Fourteenth Amendment to the Partnership Agreement, dated as of December 8, 2000 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on December 28, 2000	*
3.26	—	Fifteenth Amendment to the Partnership Agreement, dated as of December 15, 2000 - Incorporated by reference to Exhibit 4.35 to Vornado Realty Trust's Registration Statement on Form S-8 (File No. 333-68462), filed on August 27, 2001	*
3.27	—	Sixteenth Amendment to the Partnership Agreement, dated as of July 25, 2001 - Incorporated by reference to Exhibit 3.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on October 12, 2001	*
3.28	—	Seventeenth Amendment to the Partnership Agreement, dated as of September 21, 2001 - Incorporated by reference to Exhibit 3.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on October 12, 2001	*
3.29	—	Eighteenth Amendment to the Partnership Agreement, dated as of January 1, 2002 - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K/A (File No. 001-11954), filed on March 18, 2002	*
3.30	—	Nineteenth Amendment to the Partnership Agreement, dated as of July 1, 2002 - Incorporated by reference to Exhibit 3.47 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 001-11954), filed on August 7, 2002	*
3.31	—	Twentieth Amendment to the Partnership Agreement, dated April 9, 2003 - Incorporated by reference to Exhibit 3.46 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 001-11954), filed on May 8, 2003	*
3.32	—	Twenty-First Amendment to the Partnership Agreement, dated as of July 31, 2003 - Incorporated by reference to Exhibit 3.47 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 001-11954), filed on November 7, 2003	*
3.33	—	Twenty-Second Amendment to the Partnership Agreement, dated as of November 17, 2003 – Incorporated by reference to Exhibit 3.49 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 001-11954), filed on March 3, 2004	*
3.34	—	Twenty-Third Amendment to the Partnership Agreement, dated May 27, 2004 – Incorporated by reference to Exhibit 99.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on June 14, 2004	*
3.35	—	Twenty-Fourth Amendment to the Partnership Agreement, dated August 17, 2004 – Incorporated by reference to Exhibit 3.57 to Vornado Realty Trust and Vornado Realty L.P.'s Registration Statement on Form S-3 (File No. 333-122306), filed on January 26, 2005	*
3.36	—	Twenty-Fifth Amendment to the Partnership Agreement, dated November 17, 2004 – Incorporated by reference to Exhibit 3.58 to Vornado Realty Trust and Vornado Realty L.P.'s Registration Statement on Form S-3 (File No. 333-122306), filed on January 26, 2005	*
3.37	—	Twenty-Sixth Amendment to the Partnership Agreement, dated December 17, 2004 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on December 21, 2004	*
3.38	—	Twenty-Seventh Amendment to the Partnership Agreement, dated December 20, 2004 – Incorporated by reference to Exhibit 3.2 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on December 21, 2004	*
3.39	—	Twenty-Eighth Amendment to the Partnership Agreement, dated December 30, 2004 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on January 4, 2005	*
3.40	—	Twenty-Ninth Amendment to the Partnership Agreement, dated June 17, 2005 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 21, 2005	*
3.41	—	Thirtieth Amendment to the Partnership Agreement, dated August 31, 2005 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on September 1, 2005	*
3.42	—	Thirty-First Amendment to the Partnership Agreement, dated September 9, 2005 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on September 14, 2005	*
3.43	—	Thirty-Second Amendment and Restated Agreement of Limited Partnership, dated as of December 19, 2005 – Incorporated by reference to Exhibit 3.59 to Vornado Realty L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (File No. 000-22685), filed on May 8, 2006	*
3.44	—	Thirty-Third Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of April 25, 2006 – Incorporated by reference to Exhibit 10.2 to Vornado Realty Trust's Form 8-K (File No. 001-11954), filed on May 1, 2006	*
3.45	—	Thirty-Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of May 2, 2006 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on May 3, 2006	*
3.46	—	Thirty-Fifth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of August 17, 2006 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Form 8-K (File No. 000-22685), filed on August 23, 2006	*
3.47	—	Thirty-Sixth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of October 2, 2006 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Form 8-K (File No. 000-22685), filed on January 22, 2007	*

* Incorporated by reference

3.48		—	Thirty-Seventh Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2007 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 27, 2007	*
3.49		—	Thirty-Eighth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2007 – Incorporated by reference to Exhibit 3.2 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 27, 2007	*
3.50		—	Thirty-Ninth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2007 – Incorporated by reference to Exhibit 3.3 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 27, 2007	*
3.51		—	Fortieth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2007 – Incorporated by reference to Exhibit 3.4 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 27, 2007	*
3.52		—	Forty-First Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of March 31, 2008 – Incorporated by reference to Exhibit 3.44 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (file No. 001-11954), filed on May 6, 2008	*
3.53		—	Forty-Second Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of December 17, 2010 – Incorporated by reference to Exhibit 99.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No 000-22685), filed on December 21, 2010	*
3.54		—	Forty-Third Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of April 20, 2011 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on April 21, 2011	*
3.55		—	Forty-Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as, of March 30, 2012 - Incorporated by reference to Exhibit 99.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on April 5, 2012	*
3.56		—	Forty-Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership dated as of July 18, 2012 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on July 18, 2012	*
3.57		—	Forty-Fifth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of January 25, 2013 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on January 25, 2013	*
3.58		—	Forty-Sixth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated April 1, 2015 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on April 2, 2015	*
3.59		—	Forty-Seventh Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated December 13, 2017 - Incorporated by reference to Exhibit 3.2 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on December 13, 2017	*
3.60	**	—	Forty-Eighth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of January 12, 2018 - Incorporated by reference to Exhibit 3.53 to Vornado Realty Trust's Annual Report on 10-K for the year ended December 31, 2017 (File No. 001-11954), filed on February 12, 2018	*
3.61		—	Forty-Ninth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of August 7, 2019 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on August 8, 2019	*
3.62		—	Fiftieth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of November 24, 2020 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on November 24, 2020	*
3.63		—	Fifty-First Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of September 22, 2021 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on September 22, 2021	*
4.1		—	Indenture, dated as of November 25, 2003, between Vornado Realty L.P. and The Bank of New York, as Trustee - Incorporated by reference to Exhibit 4.10 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 001-11954), filed on April 28, 2005	*
4.2		—	Indenture, dated as of November 20, 2006, among Vornado Realty Trust, as Issuer, Vornado Realty L.P., as Guarantor and The Bank of New York, as Trustee – Incorporated by reference to Exhibit 4.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on November 27, 2006	*
			Certain instruments defining the rights of holders of long-term debt securities of Vornado Realty Trust and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Vornado Realty Trust hereby undertakes to furnish to the Securities and Exchange Commission, upon request, copies of such instruments	
4.3		—	Description of Vornado Realty Trust securities registered pursuant to Section 12 of the Securities Exchange Act of 1934	***
4.4		—	Description of Class A units of Vornado Realty L.P. and certain provisions of its agreement of limited partnership	***

* Incorporated by reference

** Management contract or compensatory agreement

*** Filed herewith

10.1		—	Registration Rights Agreement between Vornado, Inc. and Steven Roth, dated December 29, 1992 - Incorporated by reference to Vornado Realty Trust’s Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 001-11954), filed February 16, 1993	*
10.2	**	—	Management Agreement between Interstate Properties and Vornado, Inc. dated July 13, 1992 – Incorporated by reference to Vornado, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 001-11954), filed February 16, 1993	*
10.3	**	—	Vornado Realty Trust's 2010 Omnibus Share Plan - Incorporated by reference to Exhibit 10.41 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 001-11954) filed on August 3, 2010	*
10.4	**	—	Form of Vornado Realty Trust 2010 Omnibus Share Plan Restricted LTIP Unit Agreement - Incorporated by reference to Exhibit 99.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954) filed on April 5, 2012	*
10.5	**	—	Employment agreement between Vornado Realty Trust and Michael J. Franco dated January 10, 2014 - Incorporated by reference to Exhibit 10.52 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 001-11954), filed on May 5, 2014	*
10.6	**	—	Form of Vornado Realty Trust 2010 Omnibus Share Plan AO LTIP Unit Award Agreement - Incorporated by reference to Exhibit 10.34 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2017 (File No. 001-11954), filed on February 12, 2018	*
10.7	**	—	Form of 2019 Amendment to Restricted LTIP Unit and Restricted Stock Agreements - Incorporated by reference to Exhibit 10.37 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-11954), filed on February 11, 2019	*
10.8	**	—	Form of Vornado Realty Trust 2010 Omnibus Share Plan Restricted LTIP Unit Agreement - Incorporated by reference to Exhibit 10.38 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-11954), filed on February 11, 2019	*
10.9	**	—	Vornado Realty Trust 2019 Omnibus Share Plan - Incorporated by reference to Annex B to Vornado Realty Trust's Proxy Statement dated April 5, 2019 (File No. 001-11954), filed on April 5, 2019	*
10.10		—	Transaction Agreement between Vornado Realty L.P. and Crown Jewel Partner LLC, dated April 18, 2019 - Incorporated by reference to Exhibit 10.42 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-11954), filed on July 29, 2019	*
10.11	**	—	Form of Vornado Realty Trust 2019 Omnibus Share Plan Restricted LTIP Unit Agreement - Incorporated by reference to Exhibit 10.33 to Vornado Realty Trust's Quarterly Report on Form 10-K for the year ended December 31, 2019 (File No. 001-11954), filed on February 18, 2020	*
10.12	**	—	Form of Vornado Realty Trust 2019 Omnibus Share Plan Incentive/Non-Qualified Stock Option Agreement - Incorporated by reference to Exhibit 10.34 to Vornado Realty Trust's Quarterly Report on Form 10-K for the year ended December 31, 2019 (File No. 001-11954), filed on February 18, 2020	*
10.13	**	—	Employment agreement between Vornado Realty Trust and Glen J. Weiss dated May 25, 2018 - Incorporated by reference to Exhibit 10.35 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (File No. 001-11954), filed on May 4, 2020	*
10.14	**	—	Employment agreement between Vornado Realty Trust and Haim Chera dated April 19, 2019 - Incorporated by reference to Exhibit 10.36 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (File No. 001-11954), filed on May 4, 2020	*
10.15	**	—	Form of Vornado Realty Trust 2022 Long-term Performance Plan LTIP Unit Award Agreement - Incorporated by reference to Exhibit 10.36 to Vornado Realty Trust's Annual Report on form 10-K for the year ended December 31, 2021 (File No. 001-11954), filed on February 14, 2022	*
10.16	**	—	Employment agreement between Vornado Realty Trust and Barry Langer dated June 4, 2018 - Incorporated by reference to Exhibit 10.37 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (File No. 001-11954), filed on May 2, 2022	*
10.17	**	—	Form of Vornado Realty Trust 2019 Omnibus Share Plan Restricted LTIP Unit Agreement granted in 2023 - Incorporated by reference to Exhibit 10.36 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-11954), filed on February 13, 2023	*
10.18	**	—	Form of Vornado Realty Trust 2023 Long-term Performance Plan LTPP Unit Award Agreement - Incorporated by reference to Exhibit 10.37 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-11954), filed on February 13, 2023	*
10.19	**	—	Form of Vornado Realty Trust’s 2023 Omnibus Share Plan - Incorporated by reference to Annex A to Vornado Realty Trust’s Proxy Statement dated April 7, 2023 (File No. 001-11954), filed on April 7, 2023	*
10.20	**	—	Form of Vornado Realty Trust 2023 Omnibus Share Plan Restricted LTIP Unit Agreement - Incorporated by reference to Exhibit 10.1 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on July 3, 2023	*
10.21	**	—	Form of Vornado Realty Trust 2023 Omnibus Share Plan Performance Conditioned AO LTIP Unit Award Agreement - Incorporated by reference to Exhibit 10.2 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 001-11954), filed on July 3, 2023	*

____

* Incorporated by reference

** Management contract or compensatory agreement

10.22	—	Third Amended and Restated Revolving Credit Agreement dated as of May 3, 2024, among Vornado Realty L.P., as Borrower, Vornado Realty Trust as General Partner, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks - Incorporated by reference to Exhibit 10.34 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (File No. 001-11954), filed on August 5, 2024	*
10.23	—	Third Amended and Restated Term Loan Agreement dated as of January 7, 2026, among Vornado Realty L.P., as Borrower, Vornado Realty Trust as General Partner, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks	***
10.24	—	Amendment No. 1 to Third Amended and Restated Revolving Credit Agreement dated as of January 7, 2026, among Vornado Realty L.P., as Borrower, Vornado Realty Trust as General Partner, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks	***
10.25	—	Fourth Amended and Restated Revolving Credit Agreement dated as of January 7, 2026, among Vornado Realty L.P., as Borrower, Vornado Realty Trust as General Partner, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks	***
10.26	—	Amendment No. 1 to Fourth Amended and Restated Revolving Credit Agreement dated as of February 4, 2026, among Vornado Realty L.P., as Borrower, Vornado Realty Trust as General Partner, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks	***
10.27	—	Real Estate Retention Agreement dated as of July 20, 1992, between Vornado Realty Trust and Keen Realty Consultants, Inc., each as special real estate consultants, and Alexander's Inc. Incorporated herein by reference to Exhibit 10(i)(O) to Alexander Inc.'s Annual Report on Form 10-K for the fiscal year ended July 25, 1992	*
10.28	—	Extension Agreement to the Real Estate Retention Agreement, dated as of February 6, 1995, between Alexander's Inc. and Vornado Realty Trust. Incorporated herein by reference to Exhibit 10(i)(G)(2) to Alexander's Inc. Annual Report on Form 10-K for the year ended December 31, 1994	*
10.29	—	First Amendment to Real Estate Retention Agreement, dated as of July 3, 2002, by and between Alexander's, Inc. and Vornado Realty, L.P. Incorporated herein by reference to Exhibit 10(i)(E)(3) to Alexander Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 7, 2002	*
10.30	—	Amended and Restated Management and Development Agreement, dated as of July 3, 2002, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference to Exhibit 10(i)(F)(1) to Alexander Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 7, 2002	*
10.31	—	Second Amendment to Real Estate Retention Agreement, dated as of January 1, 2007, by and between Alexander's, Inc. and Vornado Realty L.P. Incorporated herein by reference to Exhibit 10.64 to Alexander Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 26, 2007	*
10.32	—	First Amendment to Amended and Restated Management and Development Agreement, dated as of July 6, 2005, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference to Exhibit 10.52 to Alexander Inc.'s Annual Report on Form 10-K, for the year ended December 31, 2007, filed on February 25, 2008	*
10.33	—	Second Amendment to Amended and Restated Management and Development Agreement, dated as of December 20, 2007, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference to Exhibit 10.53 to Alexander Inc.'s Annual Report on Form 10-K, for the year ended December 31, 2007, filed on February 25, 2008	*
10.34	—	Third Amendment to Real Estate Retention Agreement, dated as of December 20, 2007, by and between Alexander's, Inc., and Vornado Realty L.P. Incorporated herein by reference to Exhibit 10.55 to Alexander Inc.'s Annual Report on Form 10-K, for the year ended December 31, 2007, filed on February 25, 2008	*
10.35	—	Third Amendment to Amended and Restated Management and Development Agreement, dated as of November 30, 2011, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference to Exhibit 10.49 to Alexander Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 27, 2012	*
10.36	—	Fourth Amendment to Amended and Restated Management and Development Agreement, dated as of August 1, 2012, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference to Exhibit 10.2 to Alexander Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 1, 2012	*
10.37	—	Fifth Amendment to Amended and Restated Management and Development Agreement, dated as of December 1, 2012, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference to Exhibit 10.54 to Alexander's Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 26, 2013	*
10.38	—	Real Estate Sub-Retention Agreement dated as of February 28, 2014, by and between Alexander's Management LLC, as Agent, and Vornado Realty L.P., as Sub-Agent. Incorporated herein by reference to Exhibit 10.8 to Alexander Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 5, 2014	*
10.39	—	Sixth Amendment to Amended and Restated Management and Development Agreement, dated as of March 21, 2014, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference to Exhibit 10.9 to Alexander Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 5, 2014	*
10.40	—	Rego Park II Residential Management and Development Agreement, dated as of March 21, 2014 by and between Alexander's of Rego Residential LLC and Vornado Management Corp. Incorporated herein by reference to Exhibit 10.10 to Alexander Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 5, 2014	*

---

*	Incorporated by reference
**	Management contract or compensatory agreement
***	Filed herewith

10.41	— Fourth Amendment to Real Estate Retention Agreement, dated December 22, 2014 by and between Alexander's, Inc. and Vornado Realty, L.P. Incorporated herein by reference to Exhibit 10.56 to Alexander Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 17, 2015	*
10.42	— First Amendment to Rego II Real Estate Sub-Retention Agreement, dated December 22, 2014 by and between Alexander's, Inc. and Vornado Realty L.P. Incorporated herein by reference to Exhibit 10.58 to Alexander Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 17, 2015	*
10.43	— First Amendment to Real-Estate Sub-Retention Agreement, dated December 22, 2014 by and between Alexander's Management LLC and Vornado Realty, L.P. Incorporated herein by reference to Exhibit 10.59 to Alexander Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 17, 2015	*
10.44	— Second Amendment to Rego II Real Estate Sub-Retention Agreement, dated as of June 18, 2024 by and between Alexander's, Inc. and Vornado Realty L.P. Incorporated herein by reference to Exhibit 10.9 to Alexander Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed on August 5, 2024	*
10.45	— Second Amendment to Real-Estate Sub-Retention Agreement, dated September 30, 2024 by and between Alexander's Management LLC and Vornado Realty, L.P. Incorporated herein by reference to Exhibit 10.13 to Alexander Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed on November 4, 2024	*
10.46	— Real-Estate Sub-Retention Agreement, dated January 1, 2026 by and between Alexander's Management LLC and Vornado Realty, L.P. Incorporated herein by reference to Exhibit 10.40 to Alexander Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025, filed on February 9, 2026	*
19.1	— Insider Trading Policy - Incorporated by reference to Exhibit 19.1 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-11954), filed on February 10, 2025	*
97.1	— Vornado Realty Trust Restatement Clawback Policy - Incorporated by reference to Exhibit 97.1 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-11954), filed on February 12, 2024	*

____

*	Incorporated by reference
**	Management contract or compensatory agreement
***	Filed herewith

21	—	Subsidiaries of Vornado Realty Trust and Vornado Realty L.P.	***
23.1	—	Consent of Independent Registered Public Accounting Firm for Vornado Realty Trust	***
23.2	—	Consent of Independent Registered Public Accounting Firm for Vornado Realty L.P.	***
31.1	—	Rule 13a-14 (a) Certification of the Chief Executive Officer of Vornado Realty Trust	***
31.2	—	Rule 13a-14 (a) Certification of the Chief Financial Officer of Vornado Realty Trust	***
31.3	—	Rule 13a-14 (a) Certification of the Chief Executive Officer of Vornado Realty L.P.	***
31.4	—	Rule 13a-14 (a) Certification of the Chief Financial Officer of Vornado Realty L.P.	***
32.1	—	Section 1350 Certification of the Chief Executive Officer of Vornado Realty Trust	***
32.2	—	Section 1350 Certification of the Chief Financial Officer of Vornado Realty Trust	***
32.3	—	Section 1350 Certification of the Chief Executive Officer of Vornado Realty L.P.	***
32.4	—	Section 1350 Certification of the Chief Financial Officer of Vornado Realty L.P.	***
101	—	The following financial information from Vornado Realty Trust and Vornado Realty L.P. Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language (iXBRL) includes: (i) consolidated balance sheets, (ii) consolidated statements of income, (iii) consolidated statements of comprehensive income, (iv) consolidated statements of changes in equity, (v) consolidated statements of cash flows, and (vi) the notes to consolidated financial statements.	***
104	—	The cover page from the Vornado Realty Trust and Vornado Realty L.P. Annual Report on Form 10-K for the year ended December 31, 2025, formatted as iXBRL and contained in Exhibit 101.	***

*** Filed herewith

ITEM 16. FORM 10-K SUMMARY

None.

VORNADO CORPORATE INFORMATION

TRUSTEES

CORPORATE OFFICERS

STEVEN ROTH
Chairman of the Board
Chief Executive Officer

MICHAEL J. FRANCO
President and Chief Financial Officer

GLEN J. WEISS
Executive Vice President –
Office Leasing and Co-Head of Real Estate

BARRY S. LANGER
Executive Vice President –
Development and Co-Head of Real Estate

HAIM CHERA
Executive Vice President –
Head of Retail

THOMAS SANELLI
Executive Vice President –
Finance and Chief Administrative Officer

DEIRDRE MADDOCK
Senior Vice President –
Chief Accounting Officer

DAVID R. GREENBAUM
Vice Chairman

DIVISION EXECUTIVE VICE PRESIDENTS

DAVID BELLMAN
Design & Construction

STEVEN BORENSTEIN
Corporation Counsel

ELANA BUTLER
Leasing Counsel

PAMELA CARUSO
Leasing Counsel

MICHAEL DOHERTY
President – BMS Division

ROBERT ENTIN
Chief Information Officer

RICHARD FAMULARO
Controller

JOSHUA GLICK
Director of **PENN** DISTRICT Leasing

PAUL HEINEN
Chief Operating Officer – THE MART

JASON KIRSCHNER
Head of Capital Markets

FRANK MAIORANO
Head of Tax and Compliance

MICHAEL SCHNITT
Acquisitions and Capital Markets

GASTON SILVA
Chief Operating Officer – New York Division

LISA VOGEL
Marketing

COMPANY DATA

EXECUTIVE OFFICES
888 Seventh Avenue
New York, New York 10019

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
New York, New York

COUNSEL
Sullivan & Cromwell LLP
New York, New York

TRANSFER AGENT AND REGISTRAR
Equiniti Trust Company, LLC
New York, New York

MANAGEMENT CERTIFICATIONS
The Company's Chief Executive Officer and Chief Financial Officer provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002 and these certifications are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025. In addition, as required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, on May 27, 2025, the Company's Chief Executive Officer submitted to the NYSE the annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards.

REPORT ON FORM 10-K
Shareholders may obtain a copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission free of charge (except for exhibits), by writing to the Secretary, Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019; or visit the Company's website at www.vno.com and refer to the Company's SEC filings.

ANNUAL MEETING
The annual meeting of shareholders of Vornado Realty Trust, will be held virtually, via the internet, at 11:30 AM. New York City time on May 21, 2026.

To attend the virtual 2026 Annual Meeting you will need to access www.virtualshareholdermeeting.com/VNO2026 and enter the 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. There is no physical location for the annual meeting. We encourage you to allow ample time for online check-in, which will begin at 11:15 AM. New York City time. Additional details regarding how to participate in the Annual Meeting can be accessed at the Company's website, www.vno.com or at www.proxyvote.com.